# NEXPOINT

# 2025 Annual Report

NXDT.NEXPOINT.COM

NexPoint Diversified Real Estate Trust is a diversified real estate investment trust ("REIT") focused on investing in various commercial real estate property types, such as single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease, retail, and small-bay industrial across the capital structure, including but not limited to mortgage debt, mezzanine debt, and common and preferred equity.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST (NYSE: NXDT)



April 20, 2026

TO MY FELLOW SHAREHOLDERS,

2025 was a strategic repositioning for NexPoint Diversified Real Estate Trust (NYSE: NXDT) ("NXDT" or the "Company"), during which we focused on further building a durable foundation to support long-term value creation. Throughout the year, our team remained disciplined in executing our strategy of repositioning, developing, and managing diversified real estate investments across the United States.

As a diversified real estate investment trust ("REIT"), NXDT is positioned to pursue opportunities across multiple property types and points within the capital structure. We believe this flexibility allows us to navigate evolving market conditions and allocate capital where we see the most compelling risk-adjusted opportunities.

**Executing a Disciplined Investment Strategy**

NXDT's primary investment objective is to generate both current income and long-term capital appreciation. We seek to achieve this objective by investing across a broad range of residential and commercial real estate assets, including equity, mortgage debt, mezzanine debt, and preferred equity. Our target property types include, among others, single-family rental ("SFR"), multifamily, self-storage, life science, office, industrial, hospitality, net lease, retail and small-bay industrial properties. To a limited extent, the Company may also hold or transact in certain non-real estate securities.

Our investment approach emphasizes opportunistic and value-add strategies focused on assets with intrinsic value and credit quality. Through active asset management, development, and selective dispositions, we aim to enhance portfolio cash flow and asset values, supporting long-term capital appreciation for our shareholders. In addition, NXDT selectively pursues real estate credit investments when we believe certain subsectors are positioned to outperform within the broader real estate cycle.

We believe this diversified and flexible investment approach is well suited to the current market environment. While our strategy may evolve over time in response to changing economic conditions, we view adaptability as a key differentiator for NXDT within the diversified REIT landscape.

Note: See "Cautionary Statement Regarding Forward-Looking Statements" in our Form 10-K for the year ended December 31, 2025, accompanying this letter.

**Key 2025 Highlights**

As of December 31, 2025, our outstanding portfolio totaled approximately $1.1 billion, of which our real estate assets totaled approximately $0.5 billion. Our real estate assets were composed of 46.1% Residential, 16.9% Self-Storage, 18.0% Office, 8.0% Life Sciences, and 11.0% other real estate.

The Company completed several operational and investment highlights in the year.

- **Investments in AMS C-Store JV, LLC:** During 2025, NXDT invested an aggregate of $16.3 million in AMS C-Store JV, LLC ("AMS") in exchange for preferred equity interests. These investments provide an 18% cumulative, compounding preferred return and a full return of invested capital prior to any participation by common members. AMS operates a real estate development platform focused on acquiring, developing, and operating newly constructed 7-Eleven convenience store projects in high-growth markets across Texas.
- **NHT Acquisition:** On April 17, 2025, the Company took NexPoint Hospitality Trust ("NHT") private in a merger transaction, acquiring all remaining units of NHT which were not previously owned by the Company and fully consolidating the hospitality portfolio under the Company's sole ownership.
- **Marriott Uptown Refinance:** On January 21, 2025, Marriott Uptown completed a $95 million refinancing of a loan held by the special purpose entity that owns Marriott Uptown, generating approximately $15 million of cash distributions to the Company. On October 20, 2025, the Company received an additional $3.2 million in cash distributions upon the hotel achieving certain performance thresholds under the refinancing.
- **Share Repurchase Program:** During 2025, the Company commenced repurchases under its share repurchase program and repurchased approximately $1.9 million of its common shares. We may utilize various methods to effect the repurchases, and the timing and extent of the repurchases will depend upon several factors, including market and business conditions, regulatory requirements and other corporate considerations.
- **Series B Preferred Offering:** In January 2025, NXDT launched a continuous public offering of up to 16.0 million shares of its newly designated 9.00% Series B Cumulative Redeemable Preferred Shares ("Series B Preferred Shares") at a public offering price of $25.00 per share. As of December 31, 2025, the Company had issued Series B Preferred Shares for gross proceeds of approximately $22.4 million, providing additional capital flexibility to support portfolio growth.

**Positioned for Growth**

We believe the progress made in 2025 has positioned NXDT for its next phase of growth. With a diversified portfolio, flexible investment mandate, and the support of the NexPoint platform, management remains focused on disciplined execution and long-term value creation. We appreciate the continued support of our shareholders and look forward to building on the foundation established during the year.

Sincerely,

James D. Dondero, President

_____

Note: The names of the directors and executive officers and brief bios are contained under the headings "Proposal 1 – Election of Trustees" and "Executive Officers" in the proxy statement on pages 4 and 33, respectively, which are included with this Annual Report to Shareholders.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number 001-32921**

# NexPoint Diversified Real Estate Trust
**(Exact Name of Registrant as Specified in Its Charter)**

| | |
|---|---|
| **Delaware** | **80-0139099** |
| **(State or other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |
| **300 Crescent Court, Suite 700, Dallas, Texas** | **75201** |
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**(214) 276-6300**

**(Telephone Number, Including Area Code)**

**Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Shares, par value $0.001 per share | NXDT | New York Stock Exchange; NYSE Texas, Inc. |
| 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share) | NXDT-PA | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☐ | Accelerated Filer | ☐ |
| Non-Accelerated Filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity of the registrant held by non-affiliates of the registrant, based upon the closing price of such shares on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $153,295,464.

As of March 31, 2026, the registrant had 50,219,590 common shares, par value $0.001 per share, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the proxy statement for the registrant's 2026 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

Auditor Firm Id: 185   Auditor Name: KPMG, LLP   Auditor Location: Dallas, Texas, United States

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**NEXPOINT DIVERSIFIED REAL ESTATE TRUST**

**Form 10-K**
**Year Ended December 31, 2025**

**INDEX**

**Cautionary Statement Regarding Forward-Looking Statements**

This annual report (this "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, our performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this Annual Report are based on management's current beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "potential," "estimate," "project," "target," "should," "will," "would," "result," "goal," "could," "future," "continue," "if," the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- Unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, rising or high interest rates, new or increased tariffs, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

- Our loans and investments expose us to risks similar to and associated with real estate investments generally;

- Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us;

- Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

- Risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

- Fluctuations in interest rate and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments;

- The use of leverage to finance our investments;

- Risks associated with our loans and investments in debt instruments;

- Our loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

- We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs;

- We have limited operating history as a standalone company and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders;

- We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint Advisors, L.P. ("NexPoint" or our "Sponsor"), members of the NexPoint Real Estate Advisors X, L.P. (our "Adviser") management team or their affiliates.

- We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer;

- Our Adviser and its affiliates face conflicts of interest, including significant conflicts created by our Adviser's compensation arrangements with us, including compensation which may be required to be paid to our Adviser if our advisory agreement is terminated, which could result in decisions that are not in the best interests of our shareholders;

- We pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that shareholders will not earn a profit on their investment;

- If we fail to qualify as a real estate investment trust (a "REIT") for U.S. federal income tax purposes, cash available for distributions to be paid to our shareholders could decrease materially, which would limit our ability to make distributions to our shareholders; and

- Any other risks included under the heading "Risk Factors" in this Annual Report.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

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## Item 1. Business

### General

NexPoint Diversified Real Estate Trust (the "Company", "we", "us" or "our") is an externally advised, publicly traded REIT focused on the acquisition, asset management, development, and disposition of opportunistic, value-add investments in real estate properties throughout the United States. The Company focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. The Company is advised by the Adviser. The Company was formed as a Delaware statutory trust on March 10, 2006 under the name "Highland Credit Strategies Fund" and changed its name to "NexPoint Diversified Real Estate Trust" in 2021, and the Company has elected to be taxed as a REIT. Substantially all of the Company's business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company's operating partnership. As of December 31, 2025, there were 44,536,894.47 common units of the OP outstanding, of which 99.96% were owned by the Company. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP.

### 2025 Highlights

Key highlights and transactions completed in 2025 include the following:

*Investments in AMS C-Store JV, LLC*

During 2025, the Company, through a subsidiary, invested an aggregate $16.3 million in AMS C-Store JV, LLC ("AMS") in exchange for preferred equity interests. The AMS preferred equity provides the Company with an 18% cumulative, compounding preferred return, along with a full return of invested capital before any participation by the common members. AMS serves as a real estate development platform focused on acquiring, developing, and operating newly constructed 7-Eleven convenience store projects across high-growth Texas markets. As of year-end 2025, AMS has begun development of multiple sites, with certain locations already under construction or operating.

*NHT Merger*

On April 17, 2025, the Company took NexPoint Hospitality Trust ("NHT") private in a merger transaction (the "NHT Merger"), acquiring all remaining units of NHT ("NHT Units") which were not previously owned by the Company and fully consolidating the hospitality portfolio under the Company's sole ownership. For further information regarding this transaction, see Note 2 to our consolidated financial statements.

*Marriott Uptown Refinance*

On January 21, 2025, Marriott Uptown completed a $95 million refinancing of a loan held by the special purpose entity that owns Marriott Uptown, generating approximately $15 million of cash distributions to the Company. On October 20, 2025, the Company received an additional $3.2 million in cash distributions upon the hotel achieving certain performance thresholds under the refinancing.

*Series B Preferred Offering*

On January 30, 2025, the Company launched its continuous public offering (the "Series B Preferred Offering") of up to 16,000,000 shares of its newly designated 9.00% Series B Cumulative Redeemable Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series B Preferred Shares") at a price to the public of $25.00 per share. During the year ended December 31, 2025, the Company issued Series B Preferred Shares for gross proceeds of approximately $22.4 million before deducting selling commissions, dealer manager fees, and offering costs. The Series B Preferred Offering provides the Company with access to up to $400 million of gross preferred equity capital. See Note 11 to our consolidated financial statements for additional details.

*Share Repurchase Program*

On October 28, 2024, the Company's board of trustees (the "Board") authorized a two-year share repurchase program permitting the Company to repurchase up to $20.0 million of its common shares and its 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share (the "Series A Preferred Shares"). During 2025, the Company commenced repurchases under the program and repurchased approximately $1.9 million of its common shares. We may utilize various methods to affect the repurchases, and the timing and extent of the repurchases will depend upon several factors, including market and business conditions, regulatory requirements and other corporate considerations, including whether our common shares or Series A Preferred Shares are trading at a significant discount to net asset value ("NAV") per share. Repurchases under the program may be discontinued at any time. See Note 11 for additional details.

**Reportable Segments**

The Company has two reportable segments, Diversified and Hospitality. Diversified represents the Company's primary reportable segment and represents a significant majority of the Company's consolidated portfolio. The Diversified reportable segment is the legacy reportable segment and is focused on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity. The Hospitality segment is focused on operating and renovating its U.S. located hospitality assets that meet its investment objective and criteria.

**Our Portfolio**

As of December 31, 2025, the Company's Diversified segment includes real estate investments comprised of four operating properties, three of which are rented from the Company for retail, hospitality or office use and one of which is undeveloped, one convertible note investment in a business focused on single-family rental ("SFR") and one promissory note investment in a business focused on self-storage, and 13 equity investments in businesses primarily focused on investing in SFR, self-storage, hospitality, life science or undeveloped real estate, as well as investing in commercial mortgage loans or other structured investments with underlying property types including single-family, multifamily, life science and self-storage. As of December 31, 2025, the Company's Portfolio also includes other investments comprised of its ownership of common and preferred equity, loans, rights and warrants, convertible notes and bonds from a number of diverse issuers and investment vehicles, including litigation claims and midband spectrum frequency licenses. As of December 31, 2025, the Company's Hospitality segment includes real estate investments comprised of four operating properties, which are rented from the Company for hospitality use.

The Company's Portfolio, based on net equity, is comprised of 77.6% real estate investments and 22.4% other investments. See below for a table of our investments as of December 31, 2025 (dollars and shares/units in thousands).

| Investment | Investment Date | Real Estate Value | | Debt | Net Equity (1) | Location | | Property Type |
|---|---|---|---|---|---|---|---|---|
| **Operating Properties** | | | | | | | | |
| Cityplace | 8/15/2018 | $ 236,235 | | $137,577 | $ 96,325 | Dallas, Texas | (3) | Office, Multifamily & Hospitality |
| NexPoint Dominion Land, LLC | 8/9/2022 | 26,500 | | 13,208 | 13,311 | Plano, Texas | | Land |
| 5916 W Loop 289 | 7/23/2013 | 3,445 | (2) | — | 2,974 | Lubbock, Texas | | Real Estate Other |
| White Rock Center | 6/13/2013 | 13,820 | (2) | 10,000 | 1,626 | Dallas, Texas | | Real Estate Other |
| Dallas Hilton Garden Inn | 12/31/2014 | 30,615 | (2) | — | 30,615 | Dallas, Texas | | Hospitality |
| St. Petersburg Marriott | 9/25/2018 | 46,746 | (2) | — | 46,746 | St. Petersburg, Florida | | Hospitality |
| Hyatt Place Park City | 2/15/2022 | 28,106 | (2) | — | 28,106 | Park City, Utah | | Hospitality |
| Bradenton Hampton Inn & Suites | 2/22/2022 | 31,191 | (2) | — | 31,191 | Bradenton, Florida | | Hospitality |
| **Total** | | **416,658** | | **160,785** | **250,894** | | | |

| Real Estate Equity Method Investments | Ownership Percentage | Investment Type | Net Equity (1) | Location |
|---|---|---|---|---|
| VineBrook Homes Operating Partnership, L.P. | 12.3% | Single-Family Rental | $ 118,599 | Various |
| NexPoint Real Estate Finance Operating Partnership, L.P. | 12.9%(2) | Mortgage | 56,557 | Various |
| NexPoint Storage Partners, Inc. | 53.0% | Self-Storage | 51,673 | Various |
| NexPoint Real Estate Finance, Inc. | 15.9% | Mortgage | 41,568 | Various |
| NexPoint Storage Partners Operating Company, LLC | 33.8% | Self-Storage | 34,470 | Various |
| NexPoint SFR Operating Partnership, L.P. | 28.0%(2) | Single-Family Rental | 28,573 | Various |
| Las Vegas Land Owner, LLC | 77.0%(4) | Multifamily | 12,324 | Las Vegas, Nevada |
| Sandstone Pasadena Apartments, LLC | 50.0% | Multifamily | 8,114 | Pasadena, Texas |
| LLV Holdco, LLC | 26.8% | Land | 1,598 | Henderson, Nevada |
| Capital Acquisitions Partners, LLC | 20.9% | Multifamily | 700 | Various |
| **Total** | | | **354,176** | |

| Other Real Estate Common Equity | Shares/Units | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| IQHQ Holdings Class A-1 | 1,939 (2) | Life Science | $ 8,104 | |
| NexPoint Residential Trust, Inc. | 102 (2) | Multifamily | 3,062 | |
| IQHQ Holdings Class A-2 | 250 (2) | Life Science | 1,045 | |
| **Total** | | | **12,211** | |

| DSTs | Shares/Units | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| NexPoint Semiconductor Manufacturing DST | 2,626 (2) | Real Estate Other | $ 23,959 | |
| NexPoint Life Sciences II DST | 1,044 (2) | Life Science | 9,600 | |
| **Total** | | | **33,559** | |

| Real Estate Convertible Notes | Principal Amount | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| SFR OP Convertible Notes | 12,264 | Single-Family Rental | $ 11,994 | |

| Real Estate Senior Loans | Principal Amount | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| LLV Holdco, LLC Revolver | 5,200 | Land | $ 4,795 | |

| Real Estate Preferred Equity | Principal Amount | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| AMS C-Store, LLC | 18,420 | Real Estate Other | $ 18,420 | |

| Real Estate Promissory Notes | Principal Amount | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| NSP OC Promissory Note | 1,876 | Self-Storage | $ 1,862 | |

| Other Equity Method Investments | Shares/Units | Investment Type | Net Equity (1) | |
|---|---|---|---|---|
| Perilune Aero Equity Holdings One, LLC | 10,310 | Aircraft | $ 12,650 | |
| Claymore Holdings, LLC | 5,054 | Litigation Claims(5) | — | |
| **Total** | | | **12,650** | |

| Other Assets | Net Equity (1) | |
|---|---|---|
| Preferred Shares | $ 73,388 | |
| Common Equity | 72,517 (2) | |
| Senior Loans | 40,270 | |
| Rights and Warrants | 4 | |
| Bonds | 112 | |
| **Total** | **186,291** | |

(1) Net equity represents the carrying value of the investment. For investments in operating properties, any debt secured by the underlying real property is subtracted from the carrying value of the investment.

(2) All or part of this investment is pledged as collateral for short sales, margin borrowing or credit facilities.

(3) Cityplace Tower ("Cityplace") is currently under development, and the Company is converting part of the property into a hotel with multifamily residential floors, which was still under construction as of December 31, 2025.

(4) The Company owns 100% of Las Vegas Land Owner, LLC ("Tivoli"), a tenants-in-common arrangement (the "TIC") that owns 77% of an 8.5 acre tract of land upon which Tivoli plans to develop a 300 unit multifamily apartment community in Las Vegas, Clark County, Nevada. Through the TIC, the Company shares control and as such accounts for this investment using the equity method.

(5) The Company owns noncontrolling interests in one limited liability company, Claymore Holdings, LLC, created to hold litigation claims. The probability, timing, and potential amount of recovery, if any, are unknown as of December 31, 2025.

## Primary Investment Objective

As a diversified REIT, the Company's primary investment objective is to provide both current income and capital appreciation. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease, retail and small-bay industrial. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

The Company focuses on opportunistic investments in real estate properties with a value-add component and real estate credit with an objective to increase the cash flow and value of our properties, acquire properties with cash flow growth potential and achieve capital appreciation for shareholders through a value-add program. The Company pursues real estate credit investments based on where the Adviser believes the various real estate subsectors are performing within the broader real estate cycle and tactically allocates its investments among these opportunities.

The Company believes that a diversified investment approach is appropriate for the current market environment. However, to capitalize on investment opportunities at different times in the economic and real estate investment cycle, the Company may change its investment strategy from time to time. The Company believes that the flexibility of the Company's investment strategy and the experience and resources of the Adviser and its affiliates will allow the Company to take advantage of changing market conditions to provide both current income and generate capital appreciation. The Board is able to modify the Company's strategies to the extent it determines it is in the Company's best interest.

## Target Investments

We invest primarily in commercial real estate, including operating properties and common equity but also including, but not limited to, mortgage debt, mezzanine debt and preferred equity:

*Operating Properties:* We make investments in operating properties with a value-add component, including but not limited to retail, hospitality, and office space rented from the Company and land for development.

*Common Equity:* We make investments in common equity in publicly traded companies and privately held entities focused on investment in real estate across a range of underlying property types.

*Mortgage Debt:* We expect that we may make investments in mortgage debt on real estate properties. The loans may vary in duration, bear interest at a fixed or floating rate and amortize, typically with a balloon payment of principal at maturity. These investments may include whole loans or pari passu participations within such mortgage debt.

*Mezzanine Loans:* We expect that we may originate or acquire mezzanine loans. These loans are generally subordinate to the other mortgage debt on a property, but senior to the equity of the borrower. These loans are not secured by the underlying real estate, but generally can be converted into preferred equity of the mortgage borrower or owner of a mortgage borrower, as applicable.

*Preferred Equity:* We expect that we may make investments that are subordinate to any mortgage or mezzanine loan, but senior to the common equity of the borrower. Preferred equity investments typically receive a preferred return from the issuer's cash flow rather than interest payments and often have the right for such preferred return to accrue if there is insufficient cash flow for current payment. These investments are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effect a change of control with respect to the ownership of the property.

In addition to investments in real estate, the Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. The Company's non-real estate investments include its ownership of common equity, preferred equity, loans, collateralized loan obligations ("CLOs"), rights and warrants, convertible notes and bonds from a number of diverse issuers and investment vehicles, including litigation claims and midband spectrum frequency licenses.

*Strategic Reallocation of the Portfolio*

In the coming year, the Company plans to re-focus its asset allocation across sectors in which our Sponsor has extensive experience and expertise. This re-focusing will involve selling legacy assets that do not fall within our core investment strategy. A more favorable capital market environment, with lower interest rates and increased liquidity, is expected to facilitate this process. The Company's objective is to opportunistically sell $100 million to $150 million in assets to free up capital for reinvestment in target asset classes such as residential, self-storage, and life sciences.

**Our Financing Strategy**

While we do not have any formal restrictions or policy with respect to our debt-to-equity leverage ratio, we currently expect that our leverage will not exceed a ratio of 3-to-l. We believe this leverage ratio is prudent given that leverage typically exists at the asset level. The amount of leverage we may employ for particular assets depends upon the availability of particular types of financing and our Adviser's assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. Our decision to use leverage to finance our assets is at the discretion of our Adviser, subject to review by our Board, and is not subject to the approval of our shareholders. We generally intend to match leverage term and structure to that of the underlying investment financed. For additional information on sources of and trends regarding our liquidity, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

## Our Structure

The following chart shows our ownership structure as of the date hereof:



Shareholders
NexPoint Real Estate Advisors X, L.P. (the Adviser)
Advisory Agreement
NexPoint Diversified Real Estate Trust (the Company)
100% Membership Interest
NexPoint Diversified Real Estate Trust OP GP, LLC (the OP GP)
44,519,169.2064 Common Units
3,359,593 Series A Preferred Units
911,003 Series B Preferred Units
100% General Partnership Interest
Other OP Unit Holders
19,881.2299 Common Units
NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the OP)
Other Individuals
227,728.5 Profits Interest Units
Portfolio(1)
NexPoint Real Estate Opportunities, LLC
NexPoint Real Estate Capital, LLC
Portfolio(1)
Portfolio(1)


(1) The Portfolio may be held directly or through one or more intermediate entities.

## Our Adviser

The Company is externally managed by the Adviser, through an agreement dated July 1, 2022, as amended on October 25, 2022, April 11, 2023, July 22, 2024 and September 19, 2025, (the "Advisory Agreement"), by and among the Company and the Adviser for a term that will expire on July 1, 2026 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. All of the Company's investment decisions are made by the Adviser, subject to general oversight by the Adviser's investment committee and the Company's Board. The Adviser is wholly owned by our Sponsor. The members of our Adviser's investment committee are James Dondero, Matt McGraner and Paul Richards.

**Our Advisory Agreement**

We pay our Adviser annual fees. We do not pay any incentive fees to our Adviser. We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, those expenses are considered permanently waived and become non-recoupable.

Under the terms of the Advisory Agreement, our Adviser will, among other things:

- identify, evaluate and negotiate the structure of our investments (including performing due diligence);

- find, present and recommend investment opportunities consistent with our investment policies and objectives;

- structure the terms and conditions of our investments;

- review and analyze financial information for each investment in our overall Portfolio;

- close, monitor and administer our investments; and

- identify debt and equity capital needs and procure the necessary capital.

As consideration for the Adviser's services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets (as defined below) and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company's Managed Assets. On July 22, 2024, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Administrative Fee shall be paid in cash and the monthly installment of the Advisory Fee shall be paid one-half in cash and one-half in common shares, subject to certain restrictions. On September 19, 2025, we entered into a further amendment to the Advisory Agreement whereby the monthly installments of the Fees accruing after September 19, 2025 will be paid entirely in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the Fees in common shares of the Company, subject to certain restrictions, including that in no event shall the number of common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares.

Under the Advisory Agreement, "Managed Assets" means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company's investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under generally accepted accounting principles all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another person it does not wholly own as a result of owning a controlling interest in such person or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such person's assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company's percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Incentive compensation may be payable to our executive officers and certain other employees of our Adviser or its affiliates pursuant to a long-term incentive plan adopted by us and approved by our shareholders. Compensation expense is generally not considered when calculating Managed Assets.

We are required to pay directly or reimburse the Adviser for all of the documented "operating expenses" (all out-of-pocket expenses of the Adviser in performing services for us, including but not limited to the expenses incurred by the Adviser in connection with any provision by the Adviser of legal, accounting, financial, due diligence, investor relations or other services performed by the Adviser that outside professionals or outside consultants would otherwise perform and our pro rata share of rent, telephone, utilities, office furniture, equipment, machinery or other office, internal and overhead expenses of the Adviser required for our operations) and any and all expenses (other than underwriters' discounts) paid or to be paid by us in connection with an offering of our securities, including, without limitation, our legal, accounting, printing, mailing and filing fees and other documented offering expenses (collectively, "Offering Expenses"), paid or incurred by the Adviser or its affiliates in connection with the services it provides to us pursuant to the Advisory Agreement.

We have the right to terminate the Advisory Agreement on 30 days' written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days' written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days' written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve-month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

Under the terms of the Advisory Agreement, the Adviser will indemnify and hold harmless the Company and its subsidiaries, including the OP, from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of the Adviser's bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Adviser will not be held responsible for any action of our Board in following or declining to follow any written advice or written recommendation given by the Adviser. However, the aggregate maximum amount that the Adviser may be liable to us pursuant to the Advisory Agreement will, to the extent not prohibited by law, never exceed the amount of the Advisory Fees received by the Adviser under the Advisory Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability have occurred. In addition, the Adviser will not be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The limitations described in the preceding two sentences will not apply, however, to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of the Adviser's duties.

The Adviser and its affiliates expect to engage in other business ventures, and as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the Advisory Agreement, the Adviser is required to devote sufficient resources to our administration to discharge its obligations under the Advisory Agreement.

**Management of Operating Properties**

The Company's operating properties in the Diversified segment, are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and has a fixed fee of $1,200 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for the undeveloped property in Plano, Texas is dated September 1, 2024, and the management fee is calculated on 3% of gross receipts, with a minimum fee of $750 per month. The property management agreement with NexVest for Cityplace is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for Cityplace also allows for the manager, as the agent of CP Tower Owner, LLC ("Owner"), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner.

The Company's operating properties in the Hospitality segment are managed by affiliates of TPG Hotels & Resorts, Inc., Avion Hospitality, LLC, and Dreamscape Hospitality Management, LLC. The hotel management agreements generally require the Company to pay a base fee to the hotel manager calculated as 2.50% to 2.75% of hotel revenues, plus monthly fees ranging from $4,500 to $5,750 for various services such as accounting, revenue management, and E-commerce. The term of the hotel management agreements range from 3 to 5 years and generally automatically renew for successive one-year terms thereafter unless either party provides written notice of intent to terminate 60 to 90 days prior to the expiration of the then-current term. The agreements are terminable by the Company for convenience without penalty upon 30 to 90 days' prior written notice. In addition, the Hospitality segment's hotel agreements generally provide that the hotel manager can earn an incentive fee for revenue or EBITDA over certain thresholds or based on a return over the required preferred return. The Company may employ other hotel managers in the future. The Company does not have any ownership or economic interest in the hotel manager or in any of the hotel management entities.

**Competition**

Our profitability depends, in large part, on our ability to acquire investments in commercial real estate at attractive prices. We are subject to significant competition in acquiring these investments. In particular, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, hedge funds, mortgage bankers, commercial finance and insurance companies, governmental bodies and other financial institutions, as well as developers, owners, and operators of real estate. We may also compete with our Sponsor and its affiliates for investment opportunities. There are significant potential conflicts of interest that could affect our investment returns. In addition, there are several REITs with similar investment objectives and others may be organized in the future. These other REITs will increase competition for the available supply of commercial real estate investments, including operating properties, common equity mortgage debt, mezzanine debt, preferred equity and other real estate related assets suitable for investment. Some of our anticipated competitors have greater financial resources, different cost structures, access to lower costs of capital and access to funding sources that may not be available to us, such as funding from the U.S. government, if we are not eligible to participate in programs established by the U.S. government. In addition, some of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act of 1940 (the "Investment Company Act"). Furthermore, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices, than we can. Current market conditions may attract more competitors, which may increase the competition for our investments. An increase in the competition for such assets may decrease the availability or increase the price of such assets, which may limit our ability to generate attractive risk-adjusted current income and capital appreciation for our shareholders, thereby adversely affecting the market price of our common shares.

In addition, with respect to the Diversified segment's operating properties, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility, and expertise to design space to meet prospective tenants' needs and the manner in which the property is operated, maintained, and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-lease space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space.

With respect to the Hospitality segment's operating properties, we face competition on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. The Hospitality segment also faces competition from alternative lodging options such as Airbnb that have and may continue to add guest accommodations that compete with hotel inventory. Such competition may reduce occupancy rates and revenues of the Hospitality segment.

In the face of this competition, we expect to have access to our Sponsor's professionals and their industry experience, which we believe will provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for potential investments. We expect that these relationships will enable us to compete more efficiently and effectively for attractive investment opportunities. Although we believe we are well positioned to compete effectively, there can be no assurance that we will be able to achieve our business goals or expectations due to the extensive competition in our market sector. We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments in commercial real estate and could also affect the pricing of our securities.

## Operating and Regulatory Structure

### *General*

Our operating properties are subject to various laws, ordinances and regulations, including those relating to fire and safety requirements, and affirmative and negative covenants and, in some instances, common area obligations. We believe that each of the operating properties in our Portfolio has the necessary permits and approvals.

### *Americans with Disabilities Act*

Our operating properties must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"), to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our operating properties where such removal is readily achievable. In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The readily achievable standard considers, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to operating properties we currently own or may purchase or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our operating properties. We could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

We believe that our operating properties are in substantial compliance with the ADA and that substantial capital expenditures to address the requirements of the ADA will not be required. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our operating properties and make alterations as appropriate in this respect.

### Environmental Matters

Under various federal, state and local environmental laws and health and safety requirements, we may be liable, without regard to fault and on a joint and several basis, for costs and damages, including fines and penalties, resulting from toxic or hazardous substances or waste or petroleum products at, on, under or migrating from our properties. Such liabilities could be substantial, exceed property value, and impair our ability to sell, lease, finance, renovate or demolish properties. Environmental regulations also may lead to governmental liens or restrict the manner in which property may be used. Independent environmental consultants have conducted Phase I environmental site assessments of all of our properties using the applicable American Society for Testing and Materials Standard E 1527. While no material issues have been identified, Phase I assessments are limited in scope and conditions may not have been identified or may arise later, and future laws could impose additional obligations. Our leases generally require tenants to comply with environmental laws and to indemnify us for losses arising from their activities, although tenant financial distress could limit recovery.

Environmental laws and health and safety requirements also govern asbestos- and lead-containing building materials and other airborne contaminants. Significant mold or other indoor air contaminants could require costly remediation, increased ventilation, or lead to third-party claims. We are not presently aware of any material adverse indoor air quality issues at our properties. Based on information currently known, we do not believe environmental, health, and safety compliance has adversely affected, or is reasonably expected to adversely affect, our business and we do not currently anticipate material capital expenditures for environmental, health, and safety compliance. See "Item 1A. Risk Factors" for additional discussion of environmental-related risks.

### Insurance

We carry comprehensive general liability coverage on the operating properties in our Portfolio, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Our property policies include coverage for the perils of flood, tornado and earthquake shock with limits and deductibles customary in the industry and specific to the project. We will also obtain title insurance policies when acquiring new properties, which insure fee title to the properties in our Portfolio. We have obtained coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. These policies include limits and terms we consider commercially reasonable. There are certain losses (including, but not limited to, losses arising from environmental conditions, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for the operating properties in our Portfolio, we could self-insure certain portions of our insurance program and therefore, use our own funds to satisfy those limits. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our management team, the operating properties in our Portfolio are adequately insured.

### REIT Qualification

We have elected to be treated as a REIT for U.S. federal income tax purposes, beginning with our taxable year ended December 31, 2021. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify and remain qualified as a REIT. To qualify as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property or REIT "prohibited transaction" taxes with respect to certain of our activities. Any distributions paid by us generally will not be eligible for taxation at the preferred U.S. federal income tax rates that apply to certain distributions received by individuals from taxable corporations.

***Investment Company Act Exclusion***

We, as well as our subsidiaries, intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are organized as a holding company and conduct our business primarily through our OP and through subsidiaries of our OP. We anticipate that our OP will always be at least a majority-owned subsidiary. We intend to conduct our operations so that neither we nor our OP will hold investment securities in excess of the limit imposed by the 40% test. The securities issued by any wholly owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of "investment company" based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our OP are considered an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act because neither of us engage primarily, propose to engage primarily, or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our OP are primarily engaged in the non-investment company businesses of our subsidiaries.

We anticipate that certain of our subsidiaries will meet the requirements of the exclusion set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes entities primarily engaged in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." To meet this exclusion, the Securities and Exchange Commission ("SEC") staff has taken the position that at least 55% of a subsidiary's assets must constitute qualifying assets (as interpreted by the SEC staff under the Investment Company Act) and at least another 25% of assets (subject to reduction to the extent the subsidiary invested more than 55% of its total assets in qualifying assets) must constitute real estate-related assets under the Investment Company Act (and no more than 20% comprised of miscellaneous assets). In general, we also expect, with regard to our subsidiaries relying on Section 3(c)(5)(C), to rely on other guidance published by the SEC staff and on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying assets and real estate-related assets. Maintaining the Section 3(c)(5)(C) exclusion, however, will limit our ability to make certain investments.

**Smaller Reporting Company Status**

We are a "smaller reporting company" as defined in Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies.

**Human Capital Disclosure**

We are externally managed by our Adviser pursuant to the Advisory Agreement between us and our Adviser. All of our executive officers are employees of our Adviser or its affiliates. As of December 31, 2025, we had no employees.

**Corporate Information**

Our and our Adviser's offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. Our and our Adviser's telephone number is (214) 276-6300. Our website is located at nxdt.nexpoint.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) available on our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this Annual Report or any other report or documents we file with or furnish to the SEC. From time to time, we may use our website as a distribution channel for material company information.

**Item 1A. Risk Factors**

*You should carefully consider the following risks and other information in this Annual Report in evaluating us and our common shares. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our common shares. These disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.*

**Summary Risk Factors**

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

- unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, high interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

- the risk we make significant changes to our strategies in a market downturn, or fail to do so;

- risks associated with ownership of real estate, including properties in transition, subjectivity of valuation, environmental matters and lack of liquidity in certain asset classes;

- risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity securities, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

- risks associated with our loans and investments in debt instruments including senior loans;

- the exposure of our loans and investments to risks similar to real estate investments generally, including the risk of delinquency, dependence on tenants, compliance with laws and regulations related to ownership of real property, and foreclosure and loss in any of our commercial real estate-related investments that are secured, directly or indirectly, by real property;

- fluctuations in interest rates and credit spreads and our use of leverage to finance our investments could reduce our ability to generate income on our loans and investments;

- competition for desirable loans and investments;

- the concentration of loans and investments in terms of type of interest, geography, asset types, industry and sponsors;

- credit downgrades or distressed situations may impair liquidity and value and subject us to bankruptcy-related risks, higher costs and delayed recoveries;

- our dependence on information systems and risks associated with breaches of our data security;

- costs associated with being a public company, including compliance with securities laws;

- costs associated with being a public company, including compliance with securities laws and the risk of adverse impact to our business if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting;

- risks associated with pandemics, including the future outbreak of other highly infectious or contagious diseases;

- risks associated with our substantial current indebtedness and indebtedness we may incur in the future;

- risks associated with insurance, derivatives or hedging activity, including counterparty risk;

- risks associated with our limited operating history as a REIT and the possibility that we may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Sponsor, members of our Adviser's management team or their affiliates;

- our dependence on our Adviser, its affiliates and personnel to conduct our day-to-day operations and identify and realize returns on our investments within very broad investment guidelines and without fiduciary duties to us or a requirement to seek Board approval;

- risks associated with the Adviser's ability to terminate the Advisory Agreement and risks associated with any potential internalization of our management functions;

- conflicts of interest and competing demands for time faced by our Adviser, our Sponsor and their respective affiliates, officers and employees, and other significant potential conflicts of interest including in connection with (i) substantial fees and expenses we pay to our Adviser and its affiliates which may increase the risk that you will not earn a profit on your investment and (ii) competition with entities affiliated with our Adviser and our Sponsor for investments;

- the risk of failure to maintain our status as a REIT and make required distributions to maintain such status, failure of which may materially limit our cash available for distribution to our shareholders and the risk of failure to maintain our status if values of our real estate investments rapidly change;

- the risk of failure of our OP to be taxable as a partnership for U.S. federal income tax purposes, possibly causing us to fail to qualify for or to maintain REIT status;

- compliance with REIT requirements, which may limit our ability to hedge our liabilities effectively and cause us to forgo otherwise attractive opportunities, liquidate certain of our investments or incur tax liabilities;

- the risk that certain of our business activities are potentially subject to the prohibited transaction tax and that even if we qualify as a REIT we may be subject to other tax liabilities that may reduce our cash flows and distributions on our shares;

- the ineligibility of dividends payable by REITs for the reduced tax rates available for some dividends;

- the ability of our Board to revoke our REIT qualification without shareholder approval;

- our ability to change our major policies, operations and targeted investments without shareholder consent and our Board's issuance of and ability to further issue debt securities or equity securities that may adversely impact the value or priority of or have a dilutive effect on our shares or discourage a third-party acquisition;

- risks associated with (i) provisions in our governing documents that may limit shareholders' choice of forum for disputes with us or discourage an acquisition of our securities or a change in control, including share ownership restrictions and limits and (ii) provisions of our governing documents that may limit the ability for a third-party acquisition;

- recent and potential legislative or regulatory changes or other actions with respect to tax, securitization, financial or other matters affecting REITs, the mortgage industry or debt-oriented real estate investments generally;

- the general volatility of the capital and credit markets and the impact on the market for our shares;

- the risk that we may not realize gains or income from our investments, that the repayments of our loans and investments may cause our financial performance and returns to investors to suffer or that we may experience a decline in the fair value of our assets;

- risks associated with the Highland Bankruptcy (as defined below), including possible materially adverse consequences on our business, financial condition and results of operations;

- risks associated with holding shares of the Series A Preferred Shares, including volatility in price and trading volume, subordination to our debt, dilution upon future issuances and lack of, or a low, rating on the Series A Preferred Shares;

- risks associated with holding shares of the Series B Preferred Shares, including limited voting rights, subordination to our debt and dilution from future issuances;

- risk of failure to generate sufficient cash flows to service outstanding indebtedness or pay distributions on our shares at expected levels, and the risk that we may borrow funds or use funds from other sources to pay distributions; and

- risks associated with the concentration of our share ownership.

## Risks Related to Our Business

***Our real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of or return from an investment secured by a particular property.***

Real estate investments are subject to various risks, including:

- acts of nature, including extreme weather, earthquakes, floods and other natural disasters, which may result in uninsured losses;

- acts of war, terrorism, social unrest or civil disturbances, including the consequences of such acts;

- adverse changes in national and local economic and market conditions;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations and ordinances;

- costs of remediation and liabilities associated with environmental conditions including, but not limited to, indoor mold; and

- the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay distributions to shareholders.

***Because we primarily invest in the real estate industry, our investments expose us to risks similar to and associated with real estate investments generally.***

Our investments are primarily in or relating to real estate-related businesses, assets or interests, including but not limited to real property, common equity, debt and preferred equity. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for entities in which we have an investment requiring periodic payments or a return of capital, or "borrower entities," to satisfy their payment obligations, increasing the default risk applicable to these entities, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Any such deterioration may also make it more difficult for entities in which we have an investment without a specific payment obligation to make distributions or returns of capital to us. Changes in general economic conditions will affect the creditworthiness of borrower entities or other investees and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, variations in rental income, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, energy supply shortages, various uninsured or uninsurable risks, natural disasters, pandemics, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy that depress travel activity, demand and/or real estate values generally and other factors that are beyond our control. The value of securities of companies that service the real estate business sector may also be affected by such risks.

We cannot predict the degree to which economic conditions generally, and the conditions for loans and investments in real estate, will improve or deteriorate. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition and results from operations. In addition, changes in structures and/or market terms relating to real estate debt and preferred equity investments may make it relatively more difficult for us to monitor and evaluate our loans and investments.

***Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us.***

Commercial real estate investments, including investments in debt secured by commercial property, are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with investments in or loans made on single-family residential property. Our ability to realize a return on our investments in commercial real estate typically is dependent primarily upon the successful operation of the property or properties. If the net operating income of the property is reduced, our ability to realize a return on our investment may be impaired. Net operating income of an income-producing property can be affected by, among other things:

- tenant mix and tenant bankruptcies;

- success of tenant businesses;

- property management decisions, including with respect to capital improvements, particularly in older building structures;

- property location and condition;

- competition from other properties offering the same or similar services;

- changes in laws that increase operating expenses or limit rents that may be charged;

- any need to address environmental contamination at the property;

- changes in national, regional or local economic conditions and/or specific industry segments;

- declines in regional or local real estate values;

- declines in regional or local rental or occupancy rates;

- changes in interest rates and in the state of the debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

- changes in real estate tax rates and other operating expenses;

- changes in governmental rules, regulations and fiscal policies;

- natural disasters, acts of war, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

- adverse changes in zoning laws.

In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities we invest in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor. In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments, could adversely affect our results of operations and financial condition.

***Most of our real estate investments are dependent upon our tenants successfully operating their businesses, and their failure to do so could adversely affect us.***

Most of our properties in the Diversified segment are occupied by tenants. Therefore, the success of our investments in these properties is materially dependent upon the performance of our tenants. The financial performance of any one of our tenants is dependent on the tenant's individual business, its industry and, in some instances, may also be dependent on the performance of a larger business network that the tenant may be affiliated with or operate under. The financial performance of any one of our tenants could be adversely affected by poor management, unfavorable economic conditions in general, changes in consumer trends and preferences that decrease demand for a tenant's products or services or other factors, including the impact of a global pandemic which affects the United States, over which neither they nor we have control. Our Portfolio may include properties leased to tenants that operate in multiple locations, and in the future we may own multiple properties operated by the same tenant.

At any given time, any tenant may experience a decline in its business that may weaken its operating results or the overall financial condition of individual properties or its business as a whole. Any such decline may result in our tenant failing to make rental payments when due, declining to extend a lease upon its expiration, delaying occupancy of our property or the commencement of the lease or becoming insolvent or declaring bankruptcy. We depend on our tenants to operate their businesses at the properties we own or in which we own interests in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent and, if agreed by the tenant, their obligations to maintain certain insurance coverage, pay real estate taxes, make repairs and otherwise maintain our properties. The ability of tenants to fulfill their obligations under leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations pursuant to the applicable lease.

***Multi-tenant properties expose us to additional risks.***

Our multi-tenant properties could expose us to the risk that a sufficient number of suitable tenants may not be found to enable the property to operate profitably. This loss of income could cause a material adverse impact to our results of operations and business. Multi-tenant properties are also subject to tenant turnover and fluctuation in occupancy rates, which could affect our operating results. Furthermore, multi-tenant properties expose us or underlying property owners for our investments to the risk of increased operating expenses, which may occur when the actual cost of taxes, insurance and maintenance at the property exceeds the operating expenses paid by tenants and/or the amounts budgeted.

***Tenant demand in our office portfolio may decline due to disruptions to the office sector, which could materially and adversely affect us.***

Companies have been increasing their utilization of shared office spaces, co-working spaces, telecommuting, flexible work schedules, work-from-home alternatives and videoconferencing. To the extent these trends continue, tenant demand for our office space may be reduced, which could materially and adversely affect us or underlying property owners for our investments.

***We may be required to make rent or other concessions or significant capital expenditures to improve our properties in order to retain and attract tenants, which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.***

Upon expiration of our leases to our tenants, we may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling, and other improvements, or provide additional services to our tenants, any of which would increase our costs. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases. If any of the foregoing were to occur, it could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

***Certain provisions of the Company's leases may be unenforceable.***

The Company's, or the underlying property owner's for our investments, rights and obligations with respect to its leases are governed by written agreements with its tenants. A court could determine that one or more provisions of such an agreement are unenforceable, such as a particular remedy, a termination provision, or a provision governing the Company's or the underlying property owner's remedies for default of the tenant. If we were unable to enforce provisions of a lease agreement or agreements, our results of operations, financial condition, and cash flows could be adversely impacted.

***Many of our operating costs and expenses associated with our investments are or may be fixed and will not decline if revenues decline.***

Our results of operations or the results of operations of underlying property owners for our investments depend, in large part, on the level of revenues, operating costs, and expenses. The operating costs or expenses associated with ownership of a property by us or underlying property owners for our investments is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we or the underlying property owners for our investments may not be able to reduce operating costs or expenses to keep pace with the corresponding reductions in revenues. Many of the costs and expenses associated with our investments, such as taxes, insurance, loan payments, and maintenance generally will or may not be reduced if a property is not fully occupied or other circumstances cause revenues to decrease, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

***We are subject to certain risks associated with investing in real estate, including potential liabilities under environmental laws and risks of loss from weather conditions, man-made or natural disasters and terrorism.***

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. In addition, the presence of hazardous substances on a property may adversely affect our ability to sell the property or borrow using the real estate as collateral.

Certain of our properties may contain, or may have contained, microbial matter such as mold and mildew. The presence of microbial matter could adversely affect our results of operations. In addition, if any of our properties are not properly connected to a water or sewer system, or if the integrity of such systems is breached, or if water intrusion into our buildings otherwise occurs, microbial matter or other contamination can develop. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. If this were to occur, we could incur significant remedial costs.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, droughts, fires and other environmental conditions can damage properties we own. Future weather conditions, man-made or natural disasters, or acts of terrorism could adversely impact the demand for, and value of, our assets and could also directly impact the value of our assets through damage, destruction or loss, and could thereafter materially impact the availability or cost of insurance to protect against these events. Although we believe our owned real estate and real estate we have investments in are adequately covered by insurance, we cannot predict at this time if we will be able to obtain appropriate coverage at a reasonable cost in the future, or if we will be able to continue to pass along all of the costs of insurance to our tenants. Any weather conditions, man-made or natural disasters, or terrorist attack, whether or not insured, could have a material adverse effect on our financial performance, liquidity and the market price of our shares. In addition, there is a risk that one or more of our property insurers may not be able to fulfill their obligations with respect to claims payments due to a deterioration in its financial condition.

*Investments in securities of other companies or issuers, including debt and equity instruments such as bonds, preferred or common shares, or convertible instruments, could cause us to incur losses or other expenses which could adversely affect our financial position, results of operations, and cash flows.*

We currently own and may own in the future, investments in securities of companies or issuers including debt and equity instruments, which may include bonds, preferred or common shares, or convertible instruments. Certain of these investments may be traded on an exchange or other active market while other investments may not be actively traded and without a readily observable market price. With respect to investments traded on an exchange or other active market, the price of the underlying instrument may be quoted such that the market value of the instrument varies during a given trading day, or the price may be quoted less frequently. Adverse fluctuations in the value of these investments, whether market-generated or not, may be reflected as unrealized losses on our balance sheet depending on the type of investment and our accounting methodologies. We may choose to or be required to liquidate these investments in whole or in part and at prices that result in realized losses on our investment. Should we incur realized losses on liquidating these investments, our financial position, results of operations and cash flows would be adversely impacted. Our investments in the securities of companies or issuers which are engaged in the real estate industry are also subject to risks associated with the investment in real estate generally.

*Our investments in non-real estate businesses, though limited, may expose us to risks from a number of diverse issuers, industries and investment forms.*

Though our investments are primarily in or relating to real estate-related businesses, assets or interests, we may, to a limited extent, hold, acquire or transact in certain non-real estate securities, including securities or investments held by us prior to our receipt of an order by the SEC declaring that the Company had ceased to be an investment company under the Investment Company Act on July 1, 2022. As a result, to the extent we hold, acquire or transact in non-real estate securities or investments, we may be exposed to risks from a number of diverse industries, issuers and investment forms, which may cause an investment in us to increase or decrease in value differently than may otherwise be expected if we solely invested in real estate businesses.

***Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.***

Our primary interest rate exposures relate to the yield on our loans and other investments and the financing cost of our debt, as well as interest rate swaps that we may utilize for hedging purposes. Changes in interest rates and credit spreads may affect our net income from loans and other investments, which is the difference between the interest and related income we earn on our interest-earning investments and the interest and related expense we incur in financing these investments. Interest rate and credit spread fluctuations resulting in our interest and related expense exceeding interest and related income would result in operating losses for us. Changes in the level of interest rates and credit spreads also may affect our ability to make loans or investments, the value of our loans and investments and our ability to realize gains from the disposition of assets. Increases in or high interest rates and credit spreads may also negatively affect demand for loans and could result in higher borrower default rates.

Our operating results depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. The yields we earn on our floating-rate assets and our borrowing costs tend to move in the same direction in response to changes in interest rates. However, one can rise or fall faster than the other, causing our net interest margin to expand or contract. In addition, we could experience reductions in the yield on our investments and an increase in the cost of our financing. Although we seek to match the terms of our liabilities to the expected lives of loans that we acquire or originate, circumstances may arise in which our liabilities are shorter in duration than our assets, resulting in their adjusting faster in response to changes in interest rates. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments. In addition, unless we enter into hedging or similar transactions with respect to the portion of our assets that we fund using our balance sheet, returns we achieve on such assets will generally increase as interest rates for those assets rise and decrease as interest rates for those assets decline.

For information about our risks related to past increases in or high prevailing interest rates, see "-Macroeconomic trends including inflation, high interest rates, tariffs or recession may adversely affect our financial condition and results of operations" below.

***Macroeconomic trends including inflation, high interest rates, tariffs or recession may adversely affect our financial condition and results of operations.***

Macroeconomic trends, including increases in or high inflation and high interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States had previously accelerated to historically high levels and may continue at an elevated level in the near-term. Inflation could have an adverse impact on general and administrative expenses, as these costs could increase at a rate higher than our rental revenue, interest income or other revenue. Inflationary pressures have increased our direct and indirect operating and investment costs. With regard to our investments in the SFR and multifamily housing market, inflationary pressures have increased or may have the effect of increasing costs related to property management, third-party contractors and vendors, insurance, transportation and taxes, and residents may also be adversely impacted by higher cost of living expenses, including food, energy and transportation, which may increase the rate of tenant defaults and harm our operating results. With regard to our commercial properties, inflationary pressures have increased or may have the effect of increasing our costs related to property management, third-party contractors and vendors, insurance, transportation and taxes, and our commercial tenants may be adversely impacted by higher operating expenses, which may increase the rate of tenant defaults and harm our operating results.

Certain of our investments pay interest at a fixed rate, and the relative value of the fixed cash flows from these investments will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements that we may utilize for hedging purposes, such increases will result in higher debt service costs which will adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

In addition, actions by the Federal Reserve, as well as efforts by other central banks globally to combat inflation and restore price stability and other global events, may raise the prospect or severity of a recession. The wars in Ukraine and Iran and other international tensions or escalations of conflict may add, instability to the uncertainty driving socioeconomic forces, which may continue to have an impact on global trade and result in inflation or economic instability. The U.S. government announced a comprehensive set of tariffs in the second quarter of 2025. A recent U.S. Supreme Court decision held that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs. As a result, tariffs imposed under IEEPA are no longer being collected. Tariffs imposed under other statutory authorities, such as Section 232 and Section 301, remain in effect, and the U.S. government may propose replacement or additional tariffs under other legal authorities. The impact of such tariffs is subject to uncertainties regarding the timing of their implementation, the magnitude of such tariffs and possible exemption for certain goods, among other unknowns. Present conditions and the state of the U.S. and global economies make it difficult to predict whether and/or when and to what extent a recession will occur in the near future. Should a recession occur it could negatively impact the value of commercial and residential real estate and the value of our investments, potentially materially. While the Company has taken steps to prepare for a potential downturn in the economy, should a recession occur there can be no guaranty that the Company's efforts will prevent any negative impacts to the value of the Company's investments.

***Our loans and investments may be subject to fluctuations in interest rates that may not be adequately protected, or protected at all, by our hedging strategies.***

Our investments may include loans with either floating interest rates or fixed interest rates. Floating rate loans earn interest at rates that adjust from time to time (typically monthly) based upon an index (typically the one-month secured overnight financing rate, commonly referred to as "SOFR"). These floating rate loans are insulated from changes in value specifically due to changes in interest rates; however, the coupons they earn fluctuate based upon interest rates (again, typically one-month SOFR) and, in a declining and/or low interest rate environment, these loans would earn lower rates of interest and this would impact our operating performance. Conversely, in an increasing and/or high interest rate environment, these loans would earn higher rates of interest, which would also impact our operating performance. Fixed interest rate loans, however, do not have adjusting interest rates and the relative value of the fixed cash flows from these loans will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. We may employ various hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products. We believe that no strategy can completely insulate us from the risks associated with interest rate changes and there is a risk that such strategies may provide no protection at all and potentially compound the impact of changes in interest rates. Hedging transactions involve certain additional risks such as counterparty risk, leverage risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot make assurances that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks.

Accounting for derivatives under generally accepted accounting principles in the United States ("GAAP") may be complicated. Any failure by us to meet the requirements for applying hedge accounting in accordance with GAAP could adversely affect our earnings. In particular, derivatives are required to be highly effective in offsetting changes in the value or cash flows of the hedged items (and appropriately designated and/or documented as such). If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued and the changes in fair value of the instrument are included in our reported net income.

***Investments in equity securities are subject to variation in their prices.***

The prices of equity securities which we have invested in may fall over short or long periods of time. In addition, common equity represents a share of ownership in a company and ranks junior to debt and preferred equity in their claim on the Company's assets in the event of bankruptcy.

***We may use leverage in our investment program, resulting in a greater risk of loss.***

We may use leverage in our investment program, including the use of borrowed funds and investments in certain types of options, such as puts, calls and warrants, which may be purchased for a fraction of the price of the underlying securities. While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent we purchase securities with borrowed funds, our net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, our use of leverage would result in a lower rate of return than if we were not leveraged.

***We may invest in preferred equity securities which contain provisions that may result in a decline in the value of such preferred security in certain situations.***

We may invest in preferred equity securities which contain provisions that may result in a decline in the value of such preferred security in certain situations. Preferred shares represent an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common shares in the payment of dividends. In the event an issuer of preferred shares is liquidated or declares bankruptcy, the claims of creditors and owners of debt take precedence over the claims of those who own preferred and common shares. If interest rates rise, the fixed dividend on preferred shares may be less attractive, causing the price of preferred shares to decline. Preferred shares may have mandatory sinking fund provisions, as well as provisions allowing the shares to be called or redeemed prior to its maturity, which can have a negative impact on the share's price when interest rates decline. Unlike interest on debt securities, preferred share dividends may only be payable if declared by the issuer's board of directors or other governing body. The value of convertible preferred shares can depend heavily upon the value of the security into which such convertible preferred share is converted, depending on whether the market price of the underlying security exceeds the conversion price.

***We may be subject to risks involved in investment activity through joint ventures.***

We may acquire investments through joint ventures when we believe circumstances warrant the use of such structures. Joint venture investments involve risks, including: the possibility that joint venture partners might refuse to make capital contributions when due; that we may be responsible to joint venture partners for indemnifiable losses; that joint venture partners might at any time have business or economic goals which are inconsistent with ours; and that joint venture partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. In some instances, joint venture partners may have competing interests in our markets that could create conflicts of interest. Further, joint venture partners may fail to meet their obligations to the joint venture as a result of financial distress or otherwise, and we would be forced to make contributions to maintain the value of the investments. To the extent joint venture partners do not meet their obligations to the joint venture or they take action inconsistent with the interests of the joint venture, we could be adversely affected.

If we acquire investments through joint ventures, we may be required to make decisions jointly with the other investors who have interests in the respective joint ventures. We might not have the same interests as the other investors in relation to these decisions or transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducements to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and third-party rights, including consent rights to certain transactions, may apply to sales or transfers of interests in joint ventures. Consequently, decisions to buy or sell interests in a property or properties relating to joint ventures may be subject to the prior consent of other investors. These restrictive provisions and third-party rights would potentially preclude us from achieving full value of the investments because of our inability to obtain the necessary consents to sell or transfer the interests.

***Our investments may be concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future.***

We intend to focus primarily on investing in various real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. In addition to our commercial real estate focus, our investments may be concentrated in terms of property type (e.g., retail vs. office), geography, asset type, industry and sponsors, as we are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our Board. Any such concentration of our investments that are subject to relatively higher risk of issuer bankruptcy, default, foreclosure or other risks may cause our Portfolio to have overall higher risks than it otherwise would. A significant portion of our investments are currently in securities of issuers that are advised, directly or indirectly, by affiliates of our Adviser. The Portfolio, based on net equity, is comprised of 65.8% investments in entities managed by or advised by affiliates of the Adviser. Any concentration of our investments may continue, vary from time to time or become more prevalent in the future.

Investment concentration may cause even modest changes in the value of the underlying assets to significantly impact the value of our investments. As a result of any high levels of concentration, any adverse economic, political or other conditions that disproportionately affects those geographic areas, asset classes or investments concentrated in other terms could have a magnified adverse effect on our results of operations and financial condition, and the value of our shareholders' investments could vary more widely than if we invested in a more diverse Portfolio.

***We operate in a competitive market for investment opportunities and competition may limit our ability to acquire desirable properties, loans and investments in commercial real estate and could also affect the yields of these assets.***

A number of entities compete with us to make the types of loans and investments, including the acquisition of real estate, that we make. Our profitability depends, in large part, on our ability to invest in commercial real estate on attractive terms. In investing in commercial real estate, we compete with a variety of institutional lenders and investors, including other REITs, specialty finance companies, public and private funds (including other funds managed by affiliates of our Adviser and Sponsor), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exclusion from regulation under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for investments in commercial real estate may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable loans and investments in commercial real estate may be limited in the future, and we may not be able to take advantage of attractive lending and investment opportunities that may exist from time to time, as we can provide no assurance that we will be able to identify and invest in loans or make other investments that are consistent with our investment objectives.

***Prepayment rates may adversely affect the value of loans in which we invest.***

The value of our assets may be affected by prepayment rates on loans. If we invest in issuers that acquire or invest in mortgage-related securities or a pool of mortgage securities, we anticipate that the mortgage loans or the underlying mortgages will prepay at a projected rate generating an expected yield. If the assets are purchased at a premium to the par value or principal balance of the security or loans, when borrowers prepay their loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the related premium will have to be amortized on an accelerated basis. Conversely, if the assets are purchased at a discount to either the principal balance of the loans or the par value of the loans underlying the securities, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the related discount will not accrete as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, changes in interest rates, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on loans generally increase, though prepayment rates on loans are not guaranteed to remain the same or decrease in periods of increasing interest rates. If general interest rates decline at the same time, the proceeds of such prepayments received are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates. Prepayment rates could have an adverse effect on other of our portfolio investments, including any debt investments and preferred equity investments or on additional investments we may make in the future.

***The lack of liquidity in certain of our investments may adversely affect our business.***

The illiquidity of certain of our investments may make it difficult for us to sell such investments if the need or desire arises. Certain investments such as real property, debt securities (including participations) and preferred equity, in particular, may be relatively illiquid investments. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale and other factors. In addition, certain of our investments may become less liquid after our investment as a result of periods of delinquencies or defaults by borrowers or tenants or turbulent market conditions, which may make it more difficult for us to dispose of such assets at advantageous times or in a timely manner. Moreover, many of the loans and securities we invest in will not be registered under the relevant securities laws, resulting in prohibitions against their transfer, sale, pledge or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with such laws. Also, if in order to permit resale the securities are registered under the Securities Act at our expense, our expenses would be increased. As a result, we expect many of our investments may be illiquid, and if we are required to liquidate all or a portion of our Portfolio quickly, for example as a result of loan defaults, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment to the extent that we or our Adviser and/or its affiliates has or could be attributed as having material, non-public information regarding such business entity. As a result, our ability to vary our Portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

***Our success depends on the availability of attractive loans and investments and our Adviser's ability to identify, structure, consummate, leverage, manage and realize returns on our loans and investments.***

Our operating results are dependent upon the availability of attractive loans and investments, as well as our Adviser's ability to identify, structure, consummate, leverage, manage and realize returns on our loans and investments. In general, the availability of favorable investment opportunities and, consequently, our returns, will be affected by the level and volatility of interest rates, conditions in the financial markets, general economic conditions, the demand for loan and investment opportunities in commercial real estate and the supply of capital for such opportunities. We cannot make any assurances that our Adviser will be successful in identifying and consummating loans and investments that satisfy our rate of return objectives or that such loans and investments, once made, will perform as anticipated.

***Any distressed loans or investments we make, or loans or investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.***

Our loans and investments may include making distressed investments from time to time (e.g., investments in defaulted, out-of-favor or distressed bank loans and debt securities) or may involve investments that become "non-performing" following our acquisition thereof. Certain of our investments may include properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers. Loans or securities of financially or operationally troubled issuers are less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. The market prices of such securities, if a market price is observable, are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. These securities are subject to a multitude of legal, industry, market, environmental and governmental forces that make analysis inherently difficult. Further, we rely on management, outside experts, market participants and the Adviser to analyze potential investments for us. There can be no assurance that any of these sources will prove credible, or that the resulting analysis will produce accurate conclusions. Investment in the loans or securities of financially or operationally troubled borrowers or issuers involves a high degree of credit and market risk.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our investments), the success of our investment strategy with respect thereto will depend, in part, on our ability to effectuate loan modifications and/or restructure and improve the operations of the borrower entities. The activity of identifying and implementing successful restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that we will be able to identify and implement successful restructuring programs and improvements with respect to any distressed loans or investments we may have from time to time.

These financial difficulties may not be overcome and may cause borrower entities to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our loans and investments and, in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions held by us, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

***We may not have control over certain of our loans and investments.***

Our ability to manage our Portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we may:

• acquire investments subject to rights of senior classes and servicers under intercreditor or servicing agreements;

• acquire only a minority and/or a non-controlling participation in an underlying investment;

• co-invest with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

• rely on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our loans or investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third-party controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours. A partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may, in certain circumstances, be liable for the actions of our partners or co-venturers.

We may make preferred equity investments in entities over which we will not have voting control. We intend to ensure that the terms of our investments require that the respective entities take all actions necessary to preserve our REIT status and avoid taxation at the REIT level. However, because we will not control such entities, they may cause us to fail one or more of the REIT tests. In that event, we intend to take advantage of all available provisions in the REIT statutes and regulations to cure any such failure, which provisions may require payments of penalties. We believe that we will be successful in maintaining our REIT status, but no assurances can be given.

***Investments that are subordinated or otherwise junior in an issuer's capital structure and that involve privately negotiated structures expose us to greater risk of loss.***

We may invest in debt and preferred equity that are subordinated or otherwise junior in an issuer's capital structure and that involve privately negotiated structures. Our investments in subordinated debt and preferred equity and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, are subject to the rights of any senior creditors. Significant losses related to such loans or investments could adversely affect our results of operations and financial condition. Investments in subordinated debt and preferred equity also bear a greater risk of default than senior debt and may receive payments after the holders on the more senior tranches of debt instruments with respect to an issuer.

***We may invest in senior loans, a significant portion of which may be below investment grade, which the borrower may fail to repay or which may decline in value due to changes in interest rates.***

We may invest in senior loans, a significant portion of which may be below investment grade, which the borrower may fail to repay or which may decline in value due to changes in interest rates. Loans below investment grade are considered speculative because of the credit risk of their issuers. As with any debt instrument, senior loans are generally subject to the risk of price declines and to increases in interest rates, particularly long term rates. Senior loans are also subject to the risk that, as interest rates rise, the cost of borrowing increases, which may increase the risk of default. In addition, the interest rates of floating rate loans typically only adjust to changes in short-term interest rates; long-term interest rates can vary dramatically from short-term interest rates. Therefore, senior loans may not mitigate price declines in a rising long term interest rate environment. The secondary market for loans is generally less liquid than the market for higher grade debt. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a loan, and could adversely affect our income. The volume and frequency of secondary market trading in such loans varies significantly over time and among loans. Although senior loans in which we may invest may often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower's obligation in the event of a default or that such collateral could be readily liquidated.

***We may not realize gains or income from our investments.***

We seek to generate both current income and capital appreciation from our investments. However, it is possible that our investments will not appreciate in value and some investments may decline in value. In addition, the obligors on any loans in which we invest may default on, or be delayed in making, interest and/or principal payments, especially given that we may invest in sub-performing and non-performing loans or in securitizations of loans or in transitional loans. Accordingly, we are subject to an increased risk of loss and may not be able to realize gains or income from our investments. Moreover, any gains that we do realize may not be sufficient to offset our losses and expenses.

***Real estate valuation is inherently subjective and uncertain.***

The valuation of real estate, and therefore the valuation of any underlying security relating to loans and/or real estate investments made by us is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. As a result, the valuations of the real estate assets against which we make loans and/or investments are subject to a large degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets.

***Some of our portfolio investments may be recorded at fair value not readily available and, as a result, there will be uncertainty as to the value of these investments.***

Some or all of our portfolio investments may be in the form of positions or securities that are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. Our Adviser will value these investments at fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our Adviser's determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and financial condition could be adversely affected if our Adviser's determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

***The Company's real estate assets may be subject to impairment charges.***

A decline in the fair value of our assets may require us to recognize an impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the original acquisition cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we are required to recognize material asset impairment charges, these charges could adversely affect our results of operations and financial condition.

***The due diligence process that our Adviser undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if our Adviser incorrectly evaluates the risks of our loans and investments, we may experience losses.***

Before making investments for us, including in any loans, our Adviser will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Adviser may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. Relying on the resources available to it, our Adviser will evaluate our potential investments based on criteria it deems appropriate for the relevant investment. Selecting and evaluating material due diligence matters is subjective by nature, and there is no guarantee that the criteria utilized or judgment exercised by our Adviser will reflect the beliefs, values, internal policies or preferred practices of any particular investor or align with the values or preferred practices of other commercial real estate investors or with market trends. Our Adviser's loss estimates may not prove accurate, as actual results may vary from estimates. If our Adviser underestimates the asset-level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

*Insurance on investments may not cover all losses.*

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism, acts of war, social unrest and civil disturbances, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, also might result in insurance proceeds being insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding nonperformance of or loss on our investment related to such property.

## Risks Related to Our Industry

*Compliance with various laws and regulations, including accessibility, building and health and safety laws and regulations, may be costly, may adversely affect our operations or expose us to liability.*

In addition to compliance with environmental regulations, we or underlying property owners for our investments must comply with various laws and regulations such as accessibility, building, zoning, landlord/tenant and health and safety laws and regulations, including, but not limited to, the ADA and the Fair Housing Act. Some of those laws and regulations may conflict with one another or be subject to limited judicial or regulatory interpretations. Under those laws and regulations, we or underlying property owners for our investments may be liable for, among other things, the costs of bringing our properties into compliance with the statutory and regulatory requirements. Noncompliance with certain of these laws and regulations may result in liability without regard to fault and the imposition of fines and could give rise to actions brought against us or the underlying property owners for our investments by governmental entities and/or third parties who claim to be or have been damaged as a consequence of an underlying property not being in compliance with the subject laws and regulations. As part of our due diligence procedures in connection with the acquisition of a property, we typically conduct an investigation of the property's compliance with known laws and regulatory requirements with which we must comply once we acquire a property, including a review of compliance with the ADA and local zoning regulations. Our investigations and these assessments may not have revealed, and may not with respect to future acquisitions reveal, all potential noncompliance issues or related liabilities and we can provide no assurance that our properties have been, or that our future projects will be, designed and built in accordance with all applicable legal requirements. In addition, there can be no guarantee that underlying property owners for our investments have conducted a similar or sufficient investigation of the property's compliance or liabilities, that they will in the future, or that any such properties will be designed, built and maintained in accordance with applicable legal requirements.

*If we fail to develop, enhance and implement strategies to adapt to changing conditions in the real estate industry and capital markets, our financial condition and results of operations may be materially and adversely affected.*

The manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, regulatory environment, the role and structures of government-sponsored enterprises, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and results of operations may be adversely affected. In addition, we may not be successful in executing our business strategies and, even if we successfully implement our business strategies, we may not generate revenues or profits after we implement them.

*Any credit ratings assigned to our loans and investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.*

Our loans and investments may be rated by rating agencies such as Moody's Investors Service, Fitch Ratings or Standard & Poor's. Any credit ratings on our loans and investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our loans and investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our Portfolio and could result in losses upon disposition.

***A change in the federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae, Freddie Mac and Ginnie Mae and the U.S. government, may materially adversely affect our business, financial condition and results of operations.***

Congress has considered a substantial number of bills that include comprehensive or incremental approaches to ending the conservatorship, winding down Fannie Mae and Freddie Mac or changing their purposes, businesses or operations. U.S. government departments and agencies, including the U.S. Treasury and the Federal Housing Finance Agency, have also published proposals which could lead to a release or exit from conservatorship. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for multifamily housing more generally may adversely affect the availability of CMBS securitizations as an investment or cause breaches in underlying loan covenants, and, as a result, may adversely affect our investments. It may also adversely affect underlying interest rates, capital availability, development of multifamily communities and the value of multifamily assets, which may also adversely affect our investments.

The market value of CMBS securitizations guaranteed by Fannie Mae and Freddie Mac today are highly dependent on the continued support by the U.S. government. If such support is modified or withdrawn, if the U.S. Treasury fails to inject new capital as needed or if Fannie Mae and Freddie Mac are released from conservatorship, the market value of the CMBS securitizations they guaranteed could significantly decline, making it difficult to obtain repurchase agreement financing and could force holders of CMBS securitizations to sell assets at substantial losses. Furthermore, any policy changes to the relationship between Fannie Mae, Freddie Mac and the U.S. government may create market uncertainty and have the effect of reducing the actual or perceived credit quality of the CMBS securitizations. It may also interrupt the cash flow received by investors on the underlying CMBS and require us to seek alternative funding sources, retain additional loans on our balance sheet, secure funding through the Federal Home Loan Bank system or securitize the loans through private label securitization, which could increase our cost of funds related to the origination of new mortgage loans, increase credit risk and/or impact our capacity to originate new mortgage loans.

All of the foregoing could materially adversely affect the availability, pricing, liquidity, market value and financing of our assets or investments and materially adversely affect our business, operations and financial condition.

***The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.***

As a result of past dislocation of the credit markets, the securitization market has become subject to additional regulation. In particular, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, various federal agencies have promulgated rules that require issuers in securitizations to retain at least 5% of the risk associated with the securities. While the rule as adopted generally allows the purchase of the CMBS B-Piece by a party not affiliated with the issuer to satisfy the risk retention requirement, current CMBS B-Pieces are generally not large enough to fully satisfy the 5% requirement. Accordingly, if we buy CMBS B-Pieces, or if we invest in issuers that buy CMBS B-Pieces, we (or our investee) may be required to purchase larger CMBS B-Pieces, potentially reducing returns on such investments. Significant restrictions exist, and additional restrictions may be added in the future, regarding who may hold risk retention interests, the structure of the entities that hold risk retention interests and when and how such risk retention interests may be transferred. These restrictions may reduce our liquidity and could potentially reduce our returns on such investments. To the extent we (or our investees) utilize the securitization market and retain this risk of loss through subordinate interests or CMBS B-Pieces in our securitized debt transactions, these requirements could reduce our returns on these transactions. In addition, if we fail to operate in compliance with existing and future regulations, our business, reputation, financial condition or results of operations could be materially and adversely affected.

***Rapid changes in the values of our real estate investments may make it more difficult for us to maintain our qualification as a REIT or exclusion from regulation under the Investment Company Act.***

If the market value or income potential of real estate-related investments declines as a result of increased or high interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from Investment Company Act regulation. If a decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

As a consequence of our seeking to avoid registration under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid registration under the Investment Company Act and cause the need for a restructuring of our Portfolio. For example, these restrictions may limit our and our subsidiaries' ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate. In addition, seeking to avoid registration under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and Portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our ability to pay distributions to our shareholders.

***We are a "smaller reporting company" under the federal securities laws and will be subject to reduced public company reporting requirements.***

We are a "smaller reporting company," and as such we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "smaller reporting companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain a smaller reporting company as long as, on each annual determination date, we either (a) have an unaffiliated public float of less than $250 million on the annual determination date or (b) had annual revenues of less than $100 million as of the previously completed fiscal year for which audited financial statements are available and on the annual determination date either (i) have no unaffiliated public float or (ii) have an unaffiliated public float of less than $700 million. If we fail to satisfy these conditions on the annual determination date in any year, we will cease to qualify as a smaller reporting company. If we do not qualify as a smaller reporting company, we may incur additional costs complying with enhanced reporting requirements that are applicable to other public companies that are not smaller reporting companies.

***Failure of our internal control over financial reporting could harm our business, financial condition and results of operations.***

Our management is responsible for establishing and maintaining effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and a decline in the market price of our common shares and Series A Preferred Shares. We cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance.

**Risk Factors Related to the Hotel and Lodging Industry**

***The majority of the hotels in the Hospitality segment are operated pursuant to franchise agreements with nationally recognized hotel brands and changes in the market perception of such brands may impact the desirability of our hotels to consumers.***

The Hospitality segment operates all of its hotels pursuant to franchise or license agreements with nationally recognized hotel brands. Our management believes that building brand value is critical to increased demand and the strengthening of customer loyalty. All of the hotels in the Hospitality segment utilize brands owned by Hilton, Marriott or Hyatt. Consequently, if market recognition or the positive perception of Hilton, Marriott or Hyatt is reduced or compromised, the goodwill associated with the Hilton, Marriott or Hyatt-branded hotels in the Hospitality segment may be adversely affected. Franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of our hotels in order to maintain uniformity within the franchisor system. We may be required to incur costs to comply with these standards and these standards could potentially conflict with our ability to create specific business plans tailored to each property and to each market. Failure to comply with these brand standards may result in termination of the applicable franchise or license agreement. Upon any such termination, the Company would be required to rebrand the hotel or else operate the property as an independent hotel, which could result in substantial relicensing or rebranding costs, a decline in the value of the hotel, the loss of marketing support and participation in guest loyalty programs, and harm our relationship with the franchisor, impeding our ability to operate other hotels under the same brand. If any of the foregoing were to occur, it could have a material adverse effect on the Company's results of operations and financial condition.

***The Company's hotel properties may be adversely affected by various risks common to the hospitality and lodging industry.***

All real property investments are subject to a degree of risk and uncertainty and are affected by various factors, including general economic conditions and local real estate markets. The business of the Hospitality segment may be adversely affected by various operating risks common to the hotel industry, including competition; over-building; dependence on business travel and tourism; changes in taxes and governmental regulations that influence or set wages, prices or interest rates; availability and cost of capital necessary to fund investments, capital expenditures and service interest, principal or other debt obligations; changes in operating costs, shortages of labor, risks of unionization of labor, increases in the costs of food and liquor; receipt and/or maintenance of licenses and permits with local authorities; relationships with brand franchisors; the ability of other lodging alternatives to attract and retain customers; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, and building structure and building system, health, or hygiene issues rendering properties uninhabitable on a temporary or long term basis. Any of these factors could limit or reduce the prices charged for the Company's products or services and, as a result, any of these factors can reduce our profits and limit opportunities for growth.

***The hotel industry is cyclical and changes in economic conditions, consumer behavior and the travel and tourism industries may impact the demand for the Company's hotel properties.***

The hotel industry is cyclical. Macroeconomic and other factors beyond our control can reduce demand for lodging products and services, including demand for rooms at properties owned and managed by the Company. These factors include changes and volatility in general economic conditions, including: the severity and duration of any downturn in the U.S. or global economy and financial markets; changes in the desirability of particular locations or travel patterns of customers; decreased corporate budgets and spending; low consumer confidence; depressed housing prices; financial condition of the airline and other transportation-related industries and its impact on travel; oil prices and travel costs; and cyclical over-building in the hotel ownership industry. These factors can adversely affect individual properties, particular regions or the Hospitality segment's business as a whole. Any one or more of these factors could limit or reduce the demand, or the rates our hospitality properties are able to charge for rooms or services or the prices at which we are able to sell any hotel property, which could adversely affect the Company's results of operations and financial condition.

***Advances in technology and the growing use of online travel agencies may lead to increased costs and competition and lead to changes in consumer behavior.***

The hotel industry may be affected by advances in technology. Consumers' growing use of internet travel intermediaries ("OTAs") and alternative lodging marketplaces may adversely affect the Hospitality segment's profitability. Our hotel guest rooms may be booked through OTAs such as Expedia.com, Travelocity.com, Hotels.com, etc. As guest bookings through OTAs increase, these intermediaries may be able to obtain higher commissions, reduced room rates and other significant contract concessions from the Company. Moreover, OTAs attempt to influence consumer choice behavior by increasing the visibility and importance of price, reviews and general indicators of quality (descriptors such as "four-star lakeside hotel") at the expense of brand identification on their websites and mobile applications. OTAs attract consumers by offering innovation, ease of use platforms, multiple travel products, membership programs, the ability to package travel products across different suppliers (such as car rental, guest room booking, activities and tickets) in one transaction, and other marketing techniques. OTAs hope that consumers will eventually develop loyalties to their online reservation system rather than to the brands under which hotel properties are franchised. The increasing reliance of consumers on online intermediaries and the continued expansion in technologies may negatively impact the strength of our partner brands, traditional distribution platforms and profit margins.

Advances in technology have made alternative lodging accommodations a direct source of competition to the hotel industry. Alternative lodging marketplaces, such as Airbnb and VRBO, operate websites and mobile applications that market available furnished, privately-owned residential properties, including homes, condominiums and vacation homes, that can be rented on a nightly, weekly or monthly basis. The influx of these lodging accommodations traditionally not available to consumers and the increased acceptance of these options by consumers may lead to a reduction in demand for conventional hotel guest rooms and to an increase in supply of lodging alternatives. If the use of alternative lodging marketplaces significantly increases, particularly among our key customer and location segments, the Hospitality segment's profitability may be adversely affected.

***The Hospitality segment faces competition from other hotels and alternative lodging providers within the immediate vicinity of and in the broader geographic region where the Hospitality segment's hotels may be located.***

The lodging sector is highly competitive. The Hospitality segment faces competition from a number of sources, including from Airbnb and from other hotels located in the immediate vicinity of and in the broader geographic areas where the Hospitality segment's hotels are and may be located. The Hospitality segment's hotel properties compete on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. The Hospitality segment also faces competition from alternative lodging options such as Airbnb that have and may continue to add guest accommodations that compete with hotel inventory. OTAs may capture a greater share of guest bookings, which would have a negative impact on the strength of brands and their distribution platforms, while also adding to the Company's expenses in the form of fees to the OTAs. Such competition may reduce occupancy rates and revenues of the Hospitality segment and could have an adverse effect on the Company's business, cash flows, financial condition and results of operations. Increases in the cost to the Hospitality segment of acquiring hotel properties may adversely affect the ability of the Hospitality segment to acquire such properties on favorable terms and may otherwise have an adverse effect on the Company's results of operations and financial condition.

***The hotel industry is subject to seasonal changes, which may cause fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels.***

The seasonality of the hotel industry could have a material adverse effect on the Hospitality segment. The hotel industry is seasonal in nature, which can be expected to cause quarterly fluctuations in revenues. The Hospitality segment's earnings may be adversely affected by factors outside its control, including weather conditions and poor economic factors in certain markets in which the Hospitality segment operates. This seasonality can be expected to cause periodic fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels. The Hospitality segment can provide no assurances that cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. A decrease in cash flows in the Hospitality segment could adversely affect the Company's results of operations and financial condition.

**Risks Related to Our Indebtedness and Financing Strategy**

***We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.***

As of December 31, 2025, we have approximately $313.5 million of indebtedness outstanding related to our Portfolio. Payments of principal and interest on borrowings may leave us with insufficient cash resources to acquire additional investments or pay the distributions necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

- make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

- force us to dispose of one or more of our investments, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

- subject us to increased sensitivity to increases in or high interest rates;

- make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

- limit our ability to withstand competitive pressures;

- limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

- reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

- place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our securities could be adversely affected.

***Any credit facilities (including term loans and revolving facilities), debt securities, repurchase agreements, warehouse facilities, securitizations or other debt arrangements may impose restrictive covenants, which may restrict our flexibility to determine our operating policies and investment strategy.***

We may enter into agreements with various counterparties to finance our operations, which may include entering into credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, securitizations and/or issuing debt securities or other debt arrangements. The documents that govern these agreements may contain customary affirmative and negative covenants, including financial covenants applicable to us that may restrict our flexibility to determine our operating policies and investment strategy. For example, these agreements may require us to maintain a specific net debt to equity ratio, minimum NAV, senior debt service coverage ratio, consolidated unencumbered assets ratio, interest rate cap agreements, casualty and condemnation insurance or, among others, specified minimum levels of capacity under our credit facilities and cash. As a result, we may not be able to leverage our assets as fully as we would otherwise choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate significantly. In addition, lenders may require that our Adviser continue to serve in such capacity. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. From time to time, we may also be in default of certain covenants contained in our credit agreements. We may also be subject to cross-default and acceleration rights in our other debt arrangements. Further, this could also make it difficult for us to satisfy the distribution requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

***Inability to access funding could have a material adverse effect on our results of operations, financial condition and business.***

Our ability to fund our loans and investments may be impacted by our ability to secure bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements and additional repurchase agreements on acceptable terms. We may also rely on short-term financing that would be especially exposed to changes in availability. Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•    general economic or market conditions;

•    the market's view of the quality of our assets;

•    the market's perception of our growth potential;

•    our current and potential future earnings and cash distributions; and

•    the market price of our securities.

We may need to periodically access the capital markets to raise cash to fund new loans and investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect our lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. We cannot make assurances that we will be able to obtain any additional financing on favorable terms or at all.

***We are subject to counterparty risk associated with our debt obligations.***

Our counterparties for critical financial relationships may include both domestic and international financial institutions. These institutions could be severely impacted by credit market turmoil, changes in legislation, allegations of civil or criminal wrongdoing and may as a result experience financial or other pressures. In addition, if a lender or counterparty files for bankruptcy or becomes insolvent, our borrowings under financing agreements with them may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to financing and increase our cost of capital. If any of our counterparties were to limit or cease operation, it could lead to financial losses for us.

***Any credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, securitizations or other debt arrangements that we may use to finance our assets may require us to provide additional collateral or pay down debt.***

We may utilize credit facilities, repurchase agreements, warehouse facilities, securitizations and other forms of financing to finance our assets if they are available on acceptable terms. In the event we utilize these financing arrangements, they would involve the risk that the market value of our assets pledged or sold by us to the repurchase agreement counterparty, provider of the credit facility, lender of the warehouse facility or the securitization counterparty may decline in value, in which case the applicable creditor may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the applicable creditor could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the applicable creditor files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to credit and increase our cost of capital. The applicable creditor may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

**Risks Related to Our Corporate Structure**

***We have limited operating history as a REIT and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders.***

We ceased being an investment company registered under the Investment Company Act on July 1, 2022 and have limited operating history as a REIT. We may not be able to operate our business successfully, find suitable investments or implement our operating policies and strategies. Our ability to provide attractive risk-adjusted returns to our shareholders over the long term depends on our ability both to generate sufficient cash flow to pay an attractive distribution and to achieve capital appreciation, and we may not be able to do either. Similarly, we may not be able to generate sufficient revenue from operations to pay our operating expenses and make distributions to shareholders. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition or origination of investments in commercial real estate, the level and volatility of interest rates, the availability of equity capital as well as adequate short- and long-term financing, conditions in the financial markets and economic conditions.

In addition, our future operating results and financial data may vary materially from the historical operating results and financial data contained in this Annual Report because of a number of factors. Consequently, the historical financial statements contained in this Annual Report may not be useful in assessing our likely future performance.

***We depend upon key personnel of our Adviser and its affiliates.***

We are an externally managed REIT and therefore we do not have any internal management capacity and expect to only have accounting employees. We will depend to a significant degree on the diligence, skill and network of business contacts of the management team and other key personnel of our Adviser, including Messrs. Dondero, McGraner, Sauter, Norris and Richards, all of whom may be difficult to replace. We expect that our Adviser will evaluate, negotiate, structure, close and monitor our loans and investments in accordance with the terms of the Advisory Agreement.

We will also depend upon the senior professionals of our Adviser to maintain relationships with sources of potential investments, and we intend to rely upon these relationships to provide us with potential investment opportunities. We cannot assure you that these individuals will continue to provide indirect investment advice to us. If these individuals, including the members of the management team of our Adviser, do not maintain their existing relationships with our Adviser, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our Portfolio. In addition, individuals with whom the senior professionals of our Adviser have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that these relationships will generate investment opportunities for us.

***We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.***

We are dependent on our Adviser and its affiliates to manage our operations and originate, structure and manage our loans and investments. All of our investment decisions are made by our Adviser, subject to general oversight by our Adviser's investment committee and our Board. Any adverse changes in the financial condition of our Adviser or its affiliates, or our relationship with our Adviser, could hinder our Adviser's ability to successfully manage our operations and our Portfolio, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our shareholders.

***Our Adviser manages our Portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our Board for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier investments and which could materially and adversely affect us.***

Our Adviser is authorized to follow very broad investment guidelines that provide it with substantial discretion in investment, financing, asset allocation and hedging decisions. Our Board will periodically review our investment guidelines and our Portfolio but will not, and is not required to, review and approve in advance all of our proposed investments or our Adviser's financing, asset allocation or hedging decisions. In addition, in conducting periodic reviews, our trustees may rely primarily on information provided, or recommendations made, to them by our Adviser or its affiliates. Subject to qualifying and maintaining our REIT qualification and our exclusion from regulation under the Investment Company Act, our Adviser has significant latitude within the broad investment guidelines in determining the types of investments it makes for us, and how such investments are financed or hedged, which could result in investment returns that are substantially below expectations or losses, which could materially and adversely affect us.

***We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Adviser and members of our Adviser's management team or by our Sponsor or its affiliates.***

Our primary focus in making investments generally differs from that of existing investment funds, accounts or other investment vehicles that are or have been managed by affiliates of our Adviser, members of our Adviser's management team, our Sponsor or affiliates of our Sponsor. Past performance is not a guarantee of future results, and there can be no assurance that we will achieve comparable results of those Sponsor affiliates. In addition, investors in our securities are not acquiring an interest in any such investment funds, accounts or other investment vehicles that are or have been managed by members of our Adviser's management team or our Sponsor or its affiliates. We also cannot assure you that we will replicate the historical results achieved by members of the management team, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated.

***The Advisory Agreement may be terminated by (a) us, upon a cause event (as defined in the Advisory Agreement), on 30 days' written notice, (b) either party, without cause, upon the expiration of the then-current term with at least 180 days' written notice to the other party prior to the expiration of such term, (c) our Adviser, upon 30 days' written notice if we materially breach the agreement and such breach continues for 30 days before we are given such notice or (d) automatically in the event of an Advisers Act Assignment unless we provide written consent. If the Advisory Agreement is terminated for any one of these reasons, we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business, results of operations and cash flows.***

The Advisory Agreement may be terminated by (a) us, upon a cause event (as defined in the Advisory Agreement), on 30 days' written notice, (b) either party, without cause, upon the expiration of the then-current term with at least 180 days' written notice to the other party prior to the expiration of such term, (c) our Adviser, upon 30 days' written notice if we materially breach the agreement and such breach continues for 30 days before we are given such notice or (d) automatically in the event of an Advisers Act Assignment unless we provide written consent. If the Advisory Agreement is terminated and no suitable replacement is found, we may not be able to execute our business plan. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows. Furthermore, we may incur certain costs in connection with a termination or non-renewal of the Advisory Agreement, including a termination fee equal to three times the Adviser's annual Fee (unless the Advisory Agreement is terminated as a result of a cause event).

***Our Adviser maintains a contractual as opposed to a fiduciary relationship with us. Our Adviser's liability is limited under the Advisory Agreement, and we have agreed to indemnify our Adviser against certain liabilities.***

Our Adviser maintains a contractual as opposed to a fiduciary relationship with us. Under the terms of the Advisory Agreement, our Adviser and its affiliates and their respective partners, members, officers, directors, employees and agents will not be liable to us (including but not limited to (1) any act or omission in connection with the conduct of our business that is determined in good faith to be in or not opposed to our best interest, (2) any act or omission based on the suggestions of certain professional advisors, (3) any act or omission by us, or (4) any mistake, negligence, misconduct or bad faith of certain brokers or other agents), unless any act or omission constitutes bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of duties. We have also agreed to indemnify our Adviser and its affiliates and their respective partners, members, officers, directors, employees and agents from and against any and all claims, liabilities, damages, losses, costs and expenses that are incurred and arise out of or in connection with our business or investments, or the performance by the indemnitee of its responsibilities under the Advisory Agreement, provided that the conduct at issue did not constitute bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of duties. As a result, we could experience poor performance or losses for which our Adviser would not be liable.

Under the terms of the Advisory Agreement, our Adviser will indemnify and hold us harmless from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of our Adviser's bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that our Adviser will not be held responsible for any action of our Board in following or declining to follow any written advice or written recommendation given by our Adviser. However, the aggregate maximum amount that our Adviser may be liable to us pursuant to the Advisory Agreement will, to the extent not prohibited by law, never exceed the amount of the management fees received by our Adviser under the Advisory Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability have occurred. In addition, our Adviser will not be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The limitations described in the preceding two sentences will not apply, however, to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of our Adviser's duties.

***We may change our targeted investments and investment guidelines without shareholder consent.***

We focus primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to mortgage debt, mezzanine debt, and common and preferred equity. Our target underlying property types primarily include, but are not limited to, SFR, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. To a limited extent, we may also hold, acquire or transact in certain non-real estate securities. We may make adjustments to our target Portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our shareholders. Any such change could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report. These policies may change over time. A change in our targeted investments or investment guidelines, which may occur without notice to you or without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our securities and our ability to make distributions to you.

***We will pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment.***

Pursuant to the Advisory Agreement, we will pay significant fees to our Adviser and its affiliates. Those fees include management fees and obligations to reimburse our Adviser and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services. Additionally, in January 2023, our shareholders approved a long-term incentive plan that provides us the ability to grant awards to employees of our Adviser and its affiliates. For additional information on these fees and the fees paid to our Adviser, see "Item 1. Business-Our Advisory Agreement" and Note 14 to our consolidated financial statements for more information.

***If we internalize our management functions, we may not achieve the perceived benefits of the internalization transaction.***

In the future, our Board may consider internalizing the functions performed for us by our Adviser by, among other methods, acquiring our Adviser's assets. The method by which we could internalize these functions could take many forms. There is no assurance that internalizing our management functions will be beneficial to us and our shareholders. An acquisition of our Adviser could result in dilution of your interest as a shareholder and could reduce earnings per share. Additionally, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Adviser or its affiliates. Internalization transactions, including, without limitation, transactions involving the acquisition of affiliated advisors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

***There are significant potential conflicts of interest that could affect our investment returns.***

As a result of our arrangements with our Sponsor and our Adviser, there may be times when our Sponsor and our Adviser or their affiliated persons have interests that differ from those of our shareholders, giving rise to a conflict of interest.

Our trustees and management team serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by our Adviser or its affiliates. Similarly, our Adviser or its affiliates may have other clients with similar, different or competing investment objectives, including, among others, NexPoint Residential Trust, Inc. ("NXRT"), a publicly traded multi-family REIT, VineBrook Homes Trust, Inc. ("VineBrook"), an SFR REIT and NexPoint Real Estate Finance, Inc. ("NREF"), a publicly traded mortgage REIT, each of which is also managed by members of our management team. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interest of us or our shareholders. For example, the management team of our Adviser has, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by our Adviser and its affiliates. Our investment objectives may overlap with the investment objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with our Adviser and its affiliates. Our Adviser will seek to allocate investment opportunities among eligible accounts in a manner consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time.

***The Chapter 11 bankruptcy filing by Highland Capital Management, L.P. ("Highland") may have materially adverse consequences on our business, financial condition and results of operations.***

On October 16, 2019, Highland, a former affiliate of our Sponsor, filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware (the "Highland Bankruptcy"), which was subsequently transferred to the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). On January 9, 2020, the Bankruptcy Court approved a change of control of Highland, which involved the resignation of James Dondero as the sole director of, and the appointment of an independent board to, Highland's general partner. On September 21, 2020, Highland filed a plan of reorganization and disclosure statement with the Bankruptcy Court, which was subsequently amended (the "Fifth Amended Plan of Reorganization" or the "Plan"). On October 9, 2020, Mr. Dondero resigned as an employee of Highland and as portfolio manager for all Highland-advised funds. As a result of these changes, our Sponsor is no longer under common control with Highland, and therefore Highland is no longer affiliated with us. On February 22, 2021, the Bankruptcy Court entered an order confirming the Plan, which became effective on August 11, 2021. On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed pursuant to the Plan, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. The Bankruptcy Trust Lawsuit does not include claims related to our business or our assets or operations. On March 24, 2023, Marc S. Kirschner filed a motion seeking to voluntarily stay the Bankruptcy Trust Lawsuit, which motion was granted on April 4, 2023. On June 30, 2025, the Bankruptcy Court approved a settlement agreement between Highland and Hunter Mountain Investment Trust ("HMIT") pursuant to which the claims asserted in the Bankruptcy Trust Lawsuit were assigned to HMIT. On December 18, 2025, the presiding judge in the Bankruptcy Trust Lawsuit recused herself. The case was reassigned to a new bankruptcy judge.

The Highland Bankruptcy and lawsuits filed in connection therewith, including the Bankruptcy Trust Lawsuit, could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the Highland Bankruptcy and the Bankruptcy Trust Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations. Further, the Highland Bankruptcy has and may continue to expose our Sponsor, our Adviser and our affiliates to claims arising out of our former relationship with Highland that could have an adverse effect on our business, financial condition and results of operations.

***Litigation against James Dondero and others may have materially adverse consequences on our business, financial condition and results of operations.***

On February 8, 2023, UBS Securities LLC and its affiliate (collectively, "UBS") filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of other persons and entities seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). On February 26, 2024, the respondents, including Mr. Dondero, filed motions to dismiss the UBS Lawsuit. A hearing was held on July 8, 2024. The court dismissed the claims against one respondent, CLO HoldCo, Ltd., for lack of personal jurisdiction in a July 12, 2024 order. On August 24, 2024, UBS filed a notice of appeal for that dismissal order, but withdrew its appeal on December 31, 2025. On March 26, 2025, the court entered an order denying the remaining motions to dismiss and directed the respondents to file an answer to the UBS Lawsuit within 20 days, which they did. Mr. Dondero and the other remaining respondents are appealing the denial of the motion to dismiss to the Appellate Division of the Supreme Court of the State of New York. The Supreme Court scheduled a status conference in the UBS Lawsuit for April 14, 2026. The UBS Lawsuit does not include claims related to our business or our assets. While neither our Sponsor nor our Adviser are parties to the UBS Lawsuit, these proceedings could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the UBS Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations.

***We may compete with other entities affiliated with our Adviser and our Sponsor for investments.***

Neither our Adviser nor our Sponsor and their affiliates are prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business ventures that compete with ours. Our Adviser, our Sponsor and their affiliates may provide financing to similarly situated investments. Our Adviser and our Sponsor may face conflicts of interest when evaluating investment opportunities for us, and these conflicts of interest may have a negative impact on our ability to make attractive investments.

***Our Adviser, its affiliates and their respective affiliates, officers and employees face competing demands relating to their time, and this may cause our operating results to suffer.***

Our Adviser, its affiliates and their respective affiliates, officers and employees are key personnel, general partners, sponsors, managers, owners and advisors of other investment programs, including affiliate-sponsored investment products and investment programs focused on real estate, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

***Our Adviser and its affiliates will face conflicts of interest, including significant conflicts created by our Adviser's compensation arrangements with us, including compensation which may be required to be paid to our Adviser if the Advisory Agreement is terminated, which could result in actions that are not necessarily in the long-term best interest of our shareholders.***

Under the Advisory Agreement, our Adviser or its affiliates are entitled to fees based on our "Managed Assets." Because the Adviser's compensation is not directly based on our performance, our Adviser's interests are not wholly aligned with those of our shareholders. In that regard, our Adviser could be motivated to recommend riskier or more speculative investments that would entitle our Adviser to a higher fee. For example, because leverage other than accrued expenses incurred in the normal course of operations is included in the calculation of Managed Assets, our Adviser may have an incentive to utilize leverage more heavily than it otherwise would in order to increase its fees.

***Our declaration of trust permits our Board to issue shares with terms that may subordinate the rights of our shareholders or discourage a third party from acquiring us in a manner that could otherwise result in a premium price to our shareholders.***

Our Board may issue an unlimited number of shares of beneficial interest and may issue such other securities including preferred shares as it deems necessary, desirable or appropriate and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such preferred shares. Thus, our Board could authorize the issuance of preferred shares with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our other shares. The issuance of such preferred shares could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our shares.

*Our declaration of trust contains certain provisions that may delay, defer or prevent an acquisition of our securities or a change in control.*

Certain provisions of our declaration of trust may have the effect of inhibiting a third party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares.

Under our declaration of trust, certain transactions require the affirmative vote or consent of a majority of our trustees followed by the affirmative vote of the holders of not less than seventy-five percent (75%) of our shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series (the "Principal Shareholder Requirements"), when a Principal Shareholder (defined generally to mean any corporation, person or other entity which is the beneficial owner, directly or indirectly, of 5% or more of our outstanding shares of beneficial interest of all outstanding classes or series and includes any affiliate or associate, as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, of a Principal Shareholder) is a party to the transaction. These transactions include any:

- merger or consolidation of the Company or any subsidiary of the Company with or into any Principal Shareholder;

- issuance of any securities of the Company to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan);

- sale, lease or exchange of all or any substantial part of the assets of the Company to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or

- sale, lease or exchange to the Company or any subsidiary thereof, in exchange for securities of the Company, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Principal Shareholder Requirements are not applicable if (i) 80% of our trustees approve by resolution a memorandum of understanding with the Principal Shareholder with respect to and substantially consistent with such transaction followed by, subject to a resolution of the trustees specifying a greater or lesser requirement with respect to the vote or quorum, the affirmative vote of a majority of our shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of beneficial interest entitled to vote on the matter are present in person or by proxy, or (ii) the transaction is with an entity of which a majority of the outstanding shares of all classes and series of shares normally entitled to vote in elections of directors is owned of record or beneficially by the Company and its subsidiaries.

With respect to mergers or consolidations with a corporation, association, trust or organization, other than a Principal Shareholder, or the sale, lease or exchange of all or substantially all of the Company's property, including its good will, to other than a Principal Shareholder, our declaration of trust requires authorization by two-thirds of our trustees; provided that any merger or consolidation in which the Company is not the surviving entity, or sale, lease or exchange of all or substantially all of the Company's property (measured at the time that such transaction was originally approved by two-thirds of the trustees) will require the affirmative vote of the holders of not less than 75% of the shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series, unless the transaction has been approved by 80% of the trustees, in which case, subject to a resolution of the trustees specifying a greater or a lesser requirement with respect to the vote or quorum, such transaction will require the affirmative vote of a majority our shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of beneficial interest entitled to vote on the matter are present in person or by proxy.

**Risks Related to Our REIT Status and Other Tax Items**

***We have elected to be treated as a REIT commencing with our taxable year ended December 31, 2021. Our failure to qualify or maintain our qualification as a REIT for U.S. federal income tax purposes would reduce the amount of funds we have available for distribution and limit our ability to make distributions to our shareholders.***

We have elected to be treated as a REIT under the Code commencing with our taxable year ended December 31, 2021. However, we cannot assure you that we will qualify and remain qualified as a REIT. Our qualification as a REIT depends upon our ability to meet requirements, some on an annual and quarterly basis, regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. Meeting some of these requirements may involve the determination of various factual matters and circumstances not entirely within our control. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT. We believe we have been and are organized and qualify as a REIT, and we intend to operate in a manner that will permit us to continue to qualify as a REIT. However, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as a REIT in the future.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

- we would not be allowed a deduction for distributions paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at the corporate tax rate;

- we could be subject to increased state and local taxes; and

- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to our shareholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our securities.

Furthermore, we currently own and may acquire additional direct or indirect interests in one or more entities that have or will elect to be taxed as REITs under the Code (each, a "Subsidiary REIT"). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT's failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

***Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.***

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local or non-U.S. taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRSs and any TRS we form in the future will be subject to U.S. federal income tax and applicable state and local taxes on their net income. State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws. Any federal or state taxes we pay will reduce our cash available for distribution to you. Prospective investors are urged to consult their tax advisors regarding the effect of other U.S. federal, state, local and non-U.S. tax laws on an investment in our shares.

***To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flow and value of our securities.***

In order to qualify and maintain our qualification as a REIT, among other requirements, we must distribute annually to our shareholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for distributions paid and excluding net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We will also be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. To maintain our REIT qualification and avoid the payment of U.S. federal income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for U.S. federal income tax purposes. For example, we may be required to accrue interest and discount income on SFR mortgage loans, CMBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and the value of our securities. Alternatively, we may make taxable in-kind distributions of our own shares, which may cause our shareholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our shareholders receive.

***The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.***

We plan to invest in mezzanine loans for which the Internal Revenue Service (the "IRS") has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. We may invest in mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

***There is a lack of clear authority governing the characterization of our subordinated debt or preferred equity investments for REIT qualification purposes.***

There is limited case law and administrative guidance addressing whether instruments similar to any mezzanine loans or preferred equity investments that we may acquire will be treated as equity or debt for U.S. federal income tax purposes. We typically do not anticipate obtaining private letter rulings from the IRS or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as debt for U.S. federal income tax purposes as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the security and we would be treated as receiving our proportionate share of the income of the entity. There can be no assurance that such an entity will not derive nonqualifying income for purposes of the 75% or 95% gross income test or earn income that could be subject to a 100% penalty tax. Alternatively, if the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as equity for U.S. federal income tax purposes as debt for U.S. federal income tax purposes, then that investment may be treated as producing interest income that would be qualifying income for the 95% gross income test, but not for the 75% gross income test. If the IRS successfully challenges the classification of our mezzanine loans or preferred equity investments for U.S. federal income tax purposes, no assurance can be provided that we will not fail to satisfy the 75% or 95% gross income test.

***The "taxable mortgage pool" rules may increase the taxes that we or our shareholders may incur and may limit the manner in which we effect future securitizations.***

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have "excess inclusion income." Certain categories of shareholders, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our shares are owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, we may incur a tax at the corporate rate on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

***Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.***

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, shares in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of CMBS and debt instruments of publicly offered REITs. The remainder of our investments in securities (other than government securities, securities issued by a TRS and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities issued by a TRS and securities that are qualifying real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance. Moreover, if we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our Portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the income or asset requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

***If our OP failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT.***

We believe that our OP will be treated as a partnership for U.S. federal income tax purposes, and intends to take that position for all income tax reporting positions. As a partnership, our OP generally will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our OP's income. We cannot assure you, however, that the IRS will not challenge the status of our OP or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our OP or any other such subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes (including by reason of being classified as a publicly traded partnership, unless at least 90% of its income was qualifying income as defined in the Code, or a "taxable mortgage pool" for U.S. federal income tax purposes), we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT, unless we qualified for certain statutory savings provisions. A "publicly traded partnership" is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although our OP's partnership units are not traded on an established securities market, the OP's units could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and our OP may not qualify for one of the "safe harbors" under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. Our OP may not meet this qualifying income test. Also, the failure of our OP or any subsidiary partnerships to qualify as a partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

***Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.***

Income from "qualified dividends" payable to U.S. shareholders that are individuals, trusts and estates is generally subject to tax at reduced rates. Currently, the maximum tax rate applicable to qualified income payable to U.S. shareholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. However, U.S. shareholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT (subject to certain limitations). To qualify for this deduction, the U.S. shareholder receiving such dividends must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the share becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. Although this deduction reduces the effective U.S. federal income tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our securities. In addition, certain U.S. shareholders may be subject to a 3.8% Medicare tax on dividends payable by REITs. Tax rates could be changed in future legislation.

***The share ownership restrictions of the Code for REITs and the 9.8% share ownership limits in our declaration of trust may inhibit market activity in our shares and restrict our business combination opportunities.***

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns our shares under this requirement. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our declaration of trust includes restrictions on the acquisition and ownership of our shares.

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our declaration of trust, including the statements of preferences setting forth the terms of the Series A Preferred Shares and the Series B Preferred Shares, prohibits, with certain exceptions, any shareholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the aggregate of our outstanding common shares, or 9.8% by value or number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of any class or series, including the Series A Preferred Shares and Series B Preferred Shares.

Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, waive the 9.8% ownership limit with respect to a particular shareholder if such ownership will not then or in the future jeopardize our qualification as a REIT. Our Board granted James Dondero and his affiliates a waiver allowing them to own up to 25% of our outstanding capital shares. Our declaration of trust also prohibits any person from, among other things, beneficially or constructively owning our shares that would result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code) or a "domestically controlled qualified investment entity" within the meaning of Section 897(h)(4)(B) of the Code.

Our declaration of trust provides that any ownership or purported transfer of our shares in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If a transfer of our shares would result in our shares being beneficially owned by fewer than 100 persons or the transfer to a charitable trust would be ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our shares, the transfer resulting in such violation will be void ab initio. These ownership limits may prevent a third party from acquiring control of us if our Board does not grant an exemption from the ownership limits, even if our shareholders believe such change of control is in their best interest.

The Board granted waivers from the ownership limits to James Dondero, his affiliates and others and may grant additional waivers in the future. These waivers may be subject to certain initial and ongoing conditions designed to preserve our status as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board determines that it is no longer in our best interest to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to qualify as a REIT.

These ownership limits could also delay or prevent a transaction or a change in control that might involve a premium price for our securities or otherwise be in the best interest of the shareholders.

***Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.***

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions, if properly identified under applicable Treasury regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses from hedges held in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

***Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.***

For so long as we qualify as a REIT, our ability to dispose of assets may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any asset (other than foreclosure property) that we own or hold an interest in, directly or indirectly through any subsidiary entity, including our OP, but generally excluding TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. During such time as we qualify as a REIT, we intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a TRS (but such TRS will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own or hold an interest in, directly or through any subsidiary, will be treated as a prohibited transaction, or (c) structuring certain asset dispositions to comply with the requirements of the prohibited transaction safe harbor available under the Code that, among other requirements, have been held for at least two years. No assurance can be given that any particular asset that we own

or hold an interest in, directly or through any subsidiary entity, including our OP, but generally excluding TRSs, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

The 100% tax described above may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits.

***We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.***

We may acquire debt instruments, including but not limited to SFR mortgage loans and CMBS, in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

Similarly, some of the debt instruments that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such debt instruments will be made. If such debt instrument turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectibility is provable. Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate debt instruments at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

The interest apportionment rules under Treasury Regulations Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. In IRS Revenue Procedure 2014-51, the IRS interprets the "principal amount" of the loan to be the face amount of the loan, despite the Code requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

If we invest in mortgage loans to which the interest apportionment rules described above would apply and the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, the interest apportionment rules applied for purposes of our REIT testing, and that the position taken in IRS Revenue Procedure 2014-51 should be applied to our Portfolio, then depending upon the value of the real property securing our mortgage loans and their face amount, and the sources of our gross income generally, we may fail to meet the 75% gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty to the IRS.

***The sale of certain properties could result in significant tax liabilities unless we are able to defer the taxable gain through 1031 Exchanges.***

We may structure asset sales to qualify as a tax deferred exchange under Section 1031 of the Code ("1031 Exchanges"). The ability to complete a 1031 Exchange depends on many factors, including, among others, identifying and acquiring suitable replacement property within limited time periods, and the ownership structure of the properties being sold and acquired. Therefore, we are not always able to sell an asset as part of a 1031 Exchange. When successful, a 1031 Exchange enables us to defer the taxable gain on the asset sold. If we cannot defer the taxable gain resulting from the sales of certain properties, our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and make distributions to our shareholders could be materially and adversely affected.

***The ability of our Board to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.***

Our declaration of trust provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at corporate rates and state and local taxes, which may have adverse consequences on our total return to our shareholders.

***Legislative or other actions affecting REITs could have a negative effect on our shareholders or us.***

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our shares.

***Recent changes in tax law may impact our shareholders or us.***

On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act (the "OBBBA"). The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. These include the permanent extension of (i) the reduced marginal U.S. federal income tax rates, (ii) the 20% deduction on "qualified REIT dividends" for individuals and other non-corporate taxpayers, and (iii) the limitation on non-corporate taxpayers using "excess business losses" to offset other income. The OBBBA also restored and made permanent 100% bonus depreciation for qualified short-lived business property placed in service after January 19, 2025. The long-term impact of the OBBBA on the overall economy, government revenues, us, and the real estate industry cannot be reliably predicted. Prospective investors are urged to consult with their tax advisors regarding the OBBBA and its potential effect on an investment in our shares.

***We and our subsidiaries and shareholders may be subject to state, local or foreign tax filing and payment obligations in various jurisdictions including those in which we or they transact business, own property or reside.***

We may own assets located in, or transact business in, numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our shares.

***Foreign investors may be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon disposition of our capital shares.***

Subject to certain exceptions, distributions received from us will be treated as distributions of ordinary income to the extent such distributions are out of our current or accumulated earnings and profits. Such distributions paid to a non-U.S. shareholder ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as "effectively connected" with the conduct by the non-U.S. shareholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), capital gain distributions attributable to sales or exchanges of "U.S. real property interests" ("USRPIs"), generally will be taxed to a non-U.S. shareholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (1) the distribution is received with respect to a class of shares that is regularly traded on an established securities market located in the United States and (2) the non-U.S. shareholder does not own more than 10% of the class of our shares at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of our capital shares generally will not be subject to U.S. federal income taxation unless such shares constitute a USRPI under FIRPTA. Our capital shares will not constitute a USRPI so long as we are a "domestically-controlled" REIT. A REIT is "domestically controlled" if less than 50% of the REIT's shares, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our shares beneficial interests would be subject to FIRPTA tax, unless the shares of our beneficial interests were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding capital shares.

***Our ownership of interests in TRSs raises certain tax risks.***

A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds shares, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a C corporation. We currently own interests in multiple TRS entities and may acquire securities in additional TRSs in the future. As of December 31, 2025, the Company wholly owned and consolidated two TRSs, NREO TRS, LLC and NHF TRS, LLC. As of December 31, 2025, the Company consolidated seven TRSs (the "NHT TRSs") that are subsidiaries of NHT as a result of the NHT Acquisition (as defined in Note 2).

We will be required to pay a 100% tax on any "redetermined rents," "redetermined deductions," "excess interest" or "redetermined TRS service income." In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations. Redetermined TRS service income generally represents amounts by which the gross income of a TRS attributable to its services for or on behalf of us (other than to a tenant of ours) would be increased based on arm's length negotiations.

Our TRSs are and any TRS we acquire in the future will be subject to corporate income tax at the U.S. federal, state and local levels, (including on the gain realized from the sale of property held by it, as well as on income earned while such property is operated by the TRS). This tax obligation, if material, would diminish the amount of the proceeds from the sale or operation of such property, or other income earned through the TRS that would be distributable to our shareholders. U.S. federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our shareholders from the sale of property or other income earned through a TRS after the effective date of any increase in such tax rates. We anticipate income tax obligations in connection with our ownership of interests in TRSs for fiscal year 2025.

As a REIT and for taxable years beginning after December 31, 2025, the value of our interests in our TRSs generally may not exceed 20% of the total value of our total assets at the end of any calendar quarter. If the IRS were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interest to own a substantial number of our properties through one or more TRSs, then it is possible that the IRS may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than certain real estate-related assets. Dividends paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if dividends from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year.

***Mortgage debt obligations associated with our real property investments expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt, as well as hinder our ability to meet REIT distribution requirements or trigger tax indemnification obligations.***

Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our Portfolio of properties. For U.S. federal income tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger tax indemnification obligations under the terms of any tax protection agreements with respect to the sales of properties subject to any such agreements.

**Risks Related to the Ownership of Our Common Shares**

***The concentration of our share ownership may limit your ability to influence corporate matters.***

James Dondero is the sole member of the general partner of our Sponsor and has relationships with certain holders of our common shares which may result in Mr. Dondero being deemed to have aggregate beneficial ownership of approximately 11,880,687 common shares (or 23.67% of our common shares) and 103,720 of our Series A Preferred Shares (or 3.09% of our Series A Preferred Shares) as of December 31, 2025.

The concentration of our share ownership may limit your ability to influence corporate matters. Mr. Dondero and his affiliates may exert substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our declaration of trust and approval of major corporate transactions, including the decision to enter into any corporate transaction. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our common shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their common shares. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other shareholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

In addition, sales of significant amounts of shares beneficially held by Mr. Dondero, his affiliates and other entities with which he has relationships, or the prospect of these sales, could adversely affect the market price of our common shares. This concentrated share ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our share price or prevent our shareholders from realizing a premium over our share price.

***Broad market fluctuations could negatively impact the market price of our common shares.***

The market price of our common shares may be volatile. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors that could affect our share price or result in fluctuations in the price or trading volume of our common shares include:

- actual or anticipated variations in our quarterly operating results, financial condition, cash flow and liquidity, or changes in investment strategy or prospects;

- changes in our operations or earnings estimates or publication of research reports about us or the real estate industry;

- loss of a major funding source or inability to obtain new favorable funding sources in the future;

- our financing strategy and leverage;

- actual or anticipated accounting problems;

- changes in market valuations of similar companies;

- increases in or high interest rates that lead purchasers of our shares to demand a higher yield;

- adverse market reaction to any increased indebtedness we incur in the future;

- additions or departures of key management personnel;

- actions by institutional shareholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this Annual Report;

- the extent of investor interest in our securities;

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our underlying asset value;

- investor confidence and price and volume fluctuations in the shares and bond markets, generally;

- changes in laws, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;

- future equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;

- failure to meet income estimates;

- failure to meet and maintain REIT qualifications or exclusion from Investment Company Act regulations or listing on the New York Stock Exchange ("NYSE"); and

- general market and economic conditions.

In the past, class-action litigation has often been instituted against companies following periods of volatility in the price of their common shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common shares.

***The form, timing and/or amount of dividend distributions on our common shares in future periods may vary and be impacted by economic and other considerations.***

The form, timing and/or amount of dividend distributions on our common shares will be declared at the discretion of our Board and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as our Board may consider relevant. Our Board may modify our dividend policy from time to time.

***We may be unable to make distributions on our common shares at expected levels, which could result in a decrease in the market price of our common shares.***

If sufficient cash is not available for distribution from our operations, we may have to fund distributions on our common shares from working capital, borrow to provide funds for such distributions, reduce the amount of such distributions, or issue share dividends or a combination of share and cash dividends. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than we expect, our inability to make the expected distributions could result in a decrease in the market price of our common shares.

All distributions on our common shares will be made at the discretion of our Board and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our Board may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common shares.

***Future issuances of debt securities and equity securities may negatively affect the market price of our common shares and, in the case of equity securities, may be dilutive to owners of our common shares and could reduce the overall value of an investment in our common shares.***

In the future, we may issue debt or equity securities or incur other financial obligations, including share distributions and shares that may be issued in exchange for common shares. Upon liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to shareholders on a preemptive basis. Therefore, additional common shares issuances, directly or through convertible or exchangeable securities (including common shares and convertible preferred shares), warrants or options, will dilute the holdings of our existing common shareholders and such issuances or the perception of such issuances may reduce the market price of our common shares. Any convertible preferred shares would have, and any series or class of our preferred shares would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common shareholders.

Holders of our common shares do not have preemptive rights to any shares we issue in the future. Our declaration of trust authorizes us to issue an unlimited number of shares of beneficial interest. The statement of preferences of the Series A Preferred Shares designates a series of 4,800,000 preferred shares as Series A Preferred Shares, of which 3,359,593 are issued and outstanding as of December 31, 2025. The statement of preferences of the Series B Preferred Shares designates a series of 16,000,000 preferred shares as Series B Preferred Shares, of which 911,003 are issued and outstanding as of December 31, 2025. In the future, our Board may elect to (1) sell additional shares in future public offerings; (2) issue equity interests in private offerings; (3) issue our common shares under a long-term incentive plan to our non-employee trustees or to employees of our Adviser or its affiliates; (4) issue shares to our Adviser, its successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (5) issue our common shares in connection with a redemption of partnership units of the OP. To the extent we issue additional equity interests in the future, the percentage ownership interest held by holders of our common shares will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, holders of our common shares may also experience a dilution in the book value of their investment in us.

***Common shares eligible for future sale may have adverse effects on our share price.***

We cannot predict the effect, if any, of future sales of our common shares, or the availability of shares for future sales, on the market price of our common shares.

Sales of substantial amounts of common shares or the perception that such sales could occur may adversely affect the prevailing market price for our common shares.

We may issue additional shares in future public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to shareholders on a preemptive basis. Therefore, it may not be possible for shareholders to participate in such future share issuances, which may dilute such shareholders' interests in us.

***The rights of our common shareholders are limited by and subordinate to the rights of the holders of Series A Preferred Shares and Series B Preferred Shares and these rights may have a negative effect on the value of our common shares.***

The holders of shares of our Series A Preferred Shares and Series B Preferred Shares have rights and preferences generally senior to those of the holders of our common shares. The existence of these senior rights and preferences may have a negative effect on the value of our common shares. These rights are more fully set forth in the statements of preferences setting forth the terms of the Series A Preferred Shares and Series B Preferred Shares, and include, but are not limited to the right to receive a liquidation preference, prior to any distribution of our assets to the holders of our common shares. In addition, the Series A Preferred Shares and Series B Preferred Shares rank senior to our common shares with respect to priority of such dividend and distribution payments, which may limit our ability to make distributions to holders of our common shares.

**Risks Related to the Ownership of the Series A Preferred Shares and Series B Preferred Shares**

***The market price and trading volume of the Series A Preferred Shares may fluctuate significantly and be volatile due to numerous circumstances beyond our control.***

The Series A Preferred Shares are listed on the NYSE, but there can be no assurance that an active trading market will be maintained on the NYSE. Further, the Series A Preferred Shares may trade at prices lower than the public offering price, and the market price of the Series A Preferred Shares depends on many factors, including, but not limited to:

- prevailing interest rates;

- the market for similar securities;

- general economic and financial market conditions;

- our issuance, as well as the issuance by our subsidiaries, of additional preferred equity or debt securities; and

- our financial condition, cash flows, liquidity, results of operations, funds from operations and prospects.

The trading prices of common and preferred equity securities issued by REITs and other real estate companies historically have been affected by changes in interest rates. One of the factors that may influence the market price of the Series A Preferred Shares is the annual yield from distributions on the Series A Preferred Shares as compared to yields on other financial instruments. An increase in interest rates may lead prospective purchasers of the Series A Preferred Shares to demand a higher annual yield, which could reduce the market price of the Series A Preferred Shares.

Future offerings of debt securities or our shares, including future offerings of traded or non-traded preferred shares, expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up may adversely affect the market price of the Series A Preferred Shares.

***There is no market for our Series B Preferred Shares and one may not develop.***

The Series B Preferred Shares are not listed on a national exchange. There is no public market for our Series B Preferred Shares and one is not guaranteed to develop. However, should one develop or should we determine to publicly list our Series B Preferred Shares, we cannot predict the effect, if any, of future sales of our Series B Preferred Shares on the market price, if any, of our Series B Preferred Shares. Sales of substantial amounts of Series B Preferred Shares or the perception that such sales could occur may adversely affect the prevailing market price, if any, for our Series B Preferred Shares.

***Our cash available for distribution may not be sufficient to pay distributions on the Series A Preferred Shares and Series B Preferred Shares at expected levels, and we cannot assure you of our ability to pay distributions in the future. We may use borrowed funds or funds from other sources to pay distributions, which may adversely impact our operations.***

We intend to pay regular quarterly dividends to our Series A preferred shareholders and regular monthly dividends to holders of our Series B Preferred Shares. Distributions declared by us will be authorized by our Board in its sole discretion out of assets legally available for distribution and will depend upon a number of factors, including our earnings, our financial condition, the requirements for qualification as a REIT, restrictions under applicable law, our need to comply with the terms of our existing financing arrangements, our capital requirements and other factors as our Board may deem relevant from time to time. We may have to fund distributions from working capital, borrow to provide funds for such distributions, use proceeds of future offerings or sell assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund distributions, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund distributions, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay distributions in the future. In addition, some of our distributions may be considered a return of capital for income tax purposes. If we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder's adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such shares.

***The Series A Preferred Shares and Series B Preferred Shares are subordinate to our existing and future debt, and such interests could be diluted by the issuance of additional shares of preferred shares and by other transactions.***

The Series A Preferred Shares and Series B Preferred Shares rank junior to all of our existing and future indebtedness, any classes and series of our shares of beneficial interest expressly designated as ranking senior to the Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up, and other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our declaration of trust gives our Board the authority to authorize and issue such securities as they determine to be necessary, desirable, or appropriate, and the Board has authorized the issuance of up to 4,800,000 Series A Preferred Shares and 16,000,000 Series B Preferred Shares. Subject to limitations prescribed by Delaware law and our declaration of trust and the statements of preferences setting forth the terms of the Series A Preferred Shares and Series B Preferred Shares, our Board is authorized to issue preferred shares in such classes or series as our Board may determine and to establish from time to time the number of preferred shares to be included in any such class or series. The issuance of additional shares of Series A Preferred Shares, Series B Preferred Shares or additional shares of our beneficial interest ranking on parity with the Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up, would dilute the interests of the holders of Series A Preferred Shares and Series B Preferred Shares, and the issuance of shares of any class or series of our shares of beneficial interest expressly designated as ranking senior to the Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up or the incurrence of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series A Preferred Shares and Series B Preferred

Shares. Other than the right to vote on matters which are submitted to a vote of our common shareholders, none of the provisions relating to the Series A Preferred Shares or Series B Preferred Shares contain any terms relating to or limiting our indebtedness or affording the holders of Series A Preferred Shares or Series B Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets, that might adversely affect the holders of Series A Preferred Shares and Series B Preferred Shares.

***The Series A Preferred Shares and Series B Preferred Shares are not rated and may not be rated in the future.***

The Series A Preferred Shares were previously rated by Egan-Jones Rating Company and are not currently rated. The Series B Preferred Shares have not been rated by any nationally recognized statistical rating organization. We do not currently intend to seek or maintain a rating for our Series A Preferred Shares or Series B Preferred Shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Shares or Series B Preferred Shares (if any). In addition, we may elect in the future to again obtain a rating of the Series A Preferred Shares, which could adversely impact the market price of the Series A Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Shares or Series B Preferred Shares (if any).

***Future offerings of debt securities or of our shares expressly designated as ranking senior to our Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up may adversely affect the market price of our Series A Preferred Shares.***

If we decide to issue debt securities or additional shares, including traded or non-traded preferred shares, expressly designated as ranking senior to the Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up in the future, it is possible that those securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable debt securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Preferred Shares and Series B Preferred Shares and may result in dilution to owners of the Series A Preferred Shares or Series B Preferred Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt securities or shares expressly designated as ranking senior to the Series A Preferred Shares and Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the Series A Preferred Shares will bear the risk of our future offerings reducing the market price of the Series A Preferred Shares and diluting the value of their share holdings in us and any future issuances or offerings of Series B Preferred Shares may dilute the value of the Series B Preferred Shares.

**General Risks**

***We, our Adviser, our property managers, our franchise partners and our and their other third party providers are highly dependent on information technology and security breaches or systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our securities and our ability to pay distributions.***

Our business is highly dependent on information technology, including systems provided by third-party service providers. In the ordinary course of our business, we may store sensitive data, including our proprietary business information and that of our business partners, on our networks and our third-party hotel management company and its franchise partners are required to collect and maintain personal information about hotel employees and, through third-party providers, collect information about customers in connection with the processing of credit and debt transactions and as part of certain of the Company's marketing programs. The secure maintenance and transmission of this information is critical to our operations. Cybersecurity incidents and cyber-attacks, ransomware attacks and social engineering attempts (including business email compromise attacks) have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Despite security measures, our information technology and infrastructure and the information technology and infrastructure of our Adviser, the Company's franchise partners' or our and their other third party providers' may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions, which risk may be heightened by the increased prevalence and use of artificial intelligence. There can be no assurance that the measures we or they take to ensure the integrity of our or their respective systems will provide protection, especially because cyberattack techniques used change frequently, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information, including accidental unauthorized disclosure of information, could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, disrupt our trading activities, or damage our reputation, which could have a material adverse effect on our financial results and negatively affect the market price of our securities and our ability to pay distributions to shareholders. The brand reputations of our franchise partners could also be adversely affected from these types of security breaches or regulatory violations, which could impair revenues or the ability to attract and retain qualified hotel personnel. Any interruption or deterioration in the performance of our information systems or our Adviser's, the Company's franchise partners' and our and their other third-party service provider's information systems could impair the quality of our operations and could affect our reputation and hence adversely affect our business.

The resources required to protect our information technology and infrastructure, and to comply with the laws and regulations related to data and privacy protection, are subject to uncertainty. Even in circumstances where we are able to successfully protect such technology and infrastructure from attacks, we may incur significant expenses in connection with our responses to such attacks. As cyber-security threats and government and regulatory oversight of associated risks continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain. Any such actions may adversely impact our results of operations and financial condition.

***Risk of Pandemics or Other Health Crises.***

Pandemics, epidemics or other health crises have and could in the future disrupt our business. Both global and locally targeted health events could materially affect areas where our properties, corporate offices or major service providers are located. These events have and could in the future have an adverse effect on our business, results of operations, financial condition and liquidity in a number of ways.

To the extent a pandemic, epidemic or other health crisis has adversely affected, or in the future adversely affects, our business, results of operations, cash flows and financial condition, it may also continue to heighten many of the other risks described elsewhere in this Item 1A, Risk Factors.

***Our business could be harmed if we are unable to effectively integrate artificial intelligence.***

If we are unable to remain competitive by integrating and using artificial intelligence, our business could be harmed. In addition to competitive risks, the incorporation of artificial intelligence into our technological framework poses ethical and cybersecurity risks, as well as the regulatory risks associated with compliance with state and national laws and regulations.

***Expanding use of social media presents additional risks.***

The use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us on a social networking website could damage our reputation. Further, employees of our Adviser or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves, we will be presented with new risks and challenges.

***Changes in accounting rules and other policy or regulatory changes could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.***

The SEC, Financial Accounting Standards Board ("FASB") and other regulatory bodies that establish the accounting rules applicable to us have proposed or enacted a wide array of changes to accounting rules over the last several years. Moreover, in the future, these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

Changes in the U.S. Presidential Administration and changes in Congress could result in significant policy changes or regulatory uncertainty in our industry. While it is not possible to predict when and whether significant policy or regulatory changes would occur, any such changes on the federal, state or local level could significantly impact, among other things, our operating expenses, the availability of financing, interest rates, the economy and the geopolitical landscape. To the extent that the new government administration takes action by proposing and/or passing regulatory policies that could have a negative impact on our industry, such actions may have a material adverse effect on our business, results of operations, liquidity and financial condition.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

The Company's Board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to risk management. Our Adviser maintains cybersecurity policies, standards, processes and practices that are based on recognized security frameworks such as the National Institute of Standards and Technology cybersecurity framework (the "NIST CSF") and the Azure Security Benchmark. In general, our Adviser seeks to address cybersecurity risks of the Company through a comprehensive, cross-functional approach that is focused on continually assessing the Company's information systems to detect, prevent and mitigate cybersecurity threats and effectively respond to cybersecurity incidents when they occur.

As one of the critical elements of the Company's overall risk management, our cybersecurity program is focused on the following key areas:

**Governance:** The Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board (the "Audit Committee"), which interacts with our Adviser's Director of Information Technology and other members of management of our Adviser that implement and oversee our Adviser's cybersecurity program.

**Risk Assessment:** No less frequently than annually, our Adviser completes an assessment to identify potential cybersecurity threats and vulnerabilities to better prioritize and mitigate the Company's cybersecurity risk. The assessment includes, among other things, evaluating the nature, sensitivity and location of information the Company collects, processes and stores and the resiliency of the underlying technologies, the validity and effectiveness of the Company's security policies, controls and processes and the cybersecurity preparedness of the third-party vendors used by the Company and our Adviser. To supplement our Adviser's internal assessment, our Adviser also periodically engages third-party consultants to assess system configurations through configuration review and penetration testing.

**Technical Safeguards:** Our Adviser deploys technical safeguards that are designed to protect the Company's and our Adviser's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

**Incident Response and Recovery Planning:** Our Adviser has established and maintains comprehensive business continuity plans that address potential impacts should the information or technology systems become compromised, and the technological components of such plans are tested and evaluated on a regular basis.

**Third-Party Risk Management:** Our Adviser maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including key vendors, service providers and other external users of the Company's and the Adviser's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

**Education and Awareness:** Our Adviser provides regular, mandatory training for its employees regarding cybersecurity threats as a means to equip its employees with effective tools to address cybersecurity threats, and to communicate our Adviser's evolving information security policies, standards, processes and practices.

Our Adviser engages in the periodic assessment and testing of our Adviser's policies, standards, processes and practices that are designed to address the Company's cybersecurity threats and incidents. These efforts include a wide range of activities, including annual penetration and third-party compliance testing and ongoing internal testing and creation and modification of policies and procedures. The results of the annual assessments are reported to the Audit Committee and the Board, and our Adviser adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments and ongoing testing.

The Audit Committee oversees the Company's risk management policies, including the management of risks arising from cybersecurity threats. The Audit Committee receives presentations and reports on cybersecurity risks, which address a wide range of topics including annual assessments of internal and third-party policies, vulnerability assessments, technological trends and information security considerations arising with respect to the Company and our Adviser. The Audit Committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Board and the Audit Committee discuss the Company's approach to cybersecurity risk management with our Adviser, including the Adviser's Director of Information Technology.

The Adviser's Director of Information Technology, in coordination with relevant senior management and personnel of the Adviser, which includes our Adviser's Chief Financial Officer and Chief Compliance Officer, work to conceive, implement, and monitor the effectiveness of a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any security incidents in accordance with the Company's business continuity plan. To ensure the effectiveness of these controls, the Adviser's technology team continually monitors, hardens, and evolves systems' security postures to model and mirror various security frameworks such as NIST CSF and Azure Security Benchmark. The Adviser's Director of Information Technology will promptly notify our General Counsel of any cybersecurity events, with material cybersecurity events promptly communicated to the Audit Committee and publicly disclosed as deemed necessary.

The Adviser's Director of Information Technology has served in various roles in information technology and information security for over 25 years, including serving as Global Technology Manager at a multi-national publicly traded broker-dealer, and over 15 years as the Director of Information Technology at a privately held financial services firm. The Adviser's Director of Information Technology holds an undergraduate degree in biochemistry and has attained numerous information technology certifications over the years including Microsoft Certified Systems Engineer (MCSE) and Cisco Certified Network Professional (CCNP).

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we do not believe are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, the risk of cybersecurity threats could be significant if the cyber-attack disrupts the Company's critical operations, service or financial systems. See "Item 1A. Risk Factors - We are highly dependent on information technology and security breaches or systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our securities and our ability to pay distributions".

## Item 2. Properties

The following tables provide a summary of the Company's physical properties as of December 31, 2025:

*Diversified Segment:*

| Property Name | Rentable Square Footage (in thousands) | Property Type | Date Acquired | Average Effective Monthly Occupied Rent Per Square Foot (1) as of | | % Occupied (2) as of | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | December 31, 2025 | December 31, 2024 | December 31, 2025 | December 31, 2024 |
| White Rock Center | 82,793 | Retail | 6/13/2013 | $ 1.62 | $ 1.50 | 81.4% | 71.1% |
| 5916 W Loop 289 | 30,140 | Retail | 7/23/2013 | — | — | 0.0% | 0.0% |
| Cityplace | 1,365,711 | Office, Multifamily & Hospitality (3) | 8/15/2018 | $ 2.05 | $ 2.16 | 41.2% | 46.4% |
| | 1,478,644 | | | | | | |

(1) Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of December 31, 2025, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of December 31, 2025.

(2) Percent occupied is calculated as the rentable square footage occupied as of December 31, 2025, divided by the total rentable square footage, expressed as a percentage.

(3) Cityplace is currently under redevelopment and the Company is converting part of the property into a hotel, which was still under construction as of December 31, 2025.

The Company's ownership of Cityplace is subject to mortgage debt with an outstanding principal balance of approximately $137.6 million as of December 31, 2025. For further information on the Company's owned real properties, see Notes 4, 5 and 6 to our consolidated financial statements.

*Hospitality Segment:*

| Brand | Location | Name | Chain Scale | Service Scale | Year Built/Last Renovation | Rooms |
|---|---|---|---|---|---|---|
| Hilton Garden Inn | Dallas, Texas | HGI Property | Upscale | Select-Service | 1995/2016 | 240 |
| Hyatt | Park City, Utah | Park City | Upscale | Full-Service | 2016 | 122 |
| Hampton Inn & Suites | Bradenton, Florida | Bradenton | Upscale | Select-Service | 1926/2016 | 119 |
| Marriott | St. Petersburg, Florida | St. Pete Property | Upper Upscale | Full-Service | 2001/2021 | 209 |
| Total Rooms: | | | | | | 690 |

The HGI Property and St. Pete Property are encumbered by mortgages securing the payment of debts of $26.4 million and $12.7 million, respectively.

The Bradenton and Park City properties are encumbered by mortgages securing the payment of debt of $38.6 million.

For further information on the Company's owned real properties, see Notes 4, 5 and 6 to our consolidated financial statements.

## Item 3. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

## Item 4. Mine Safety Disclosures

Not applicable.

## PART II — OTHER INFORMATION

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**Market Information**

Our common shares trade on the NYSE and NYSE Texas under the ticker symbol “NXDT.”

**Shareholder Information**

On March 31, 2026, we had 50,219,590 common shares outstanding held by a total of approximately 820 record holders. The number of record holders is based on the records of Equiniti Trust Company, LLC, who serves as our transfer agent. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

**Repurchase of Shares**

On October 28, 2024, the Board authorized us to repurchase an indeterminate number of common shares and Series A Preferred Shares, at an aggregate market value of up to $20.0 million during a two-year period that is set to expire on October 28, 2026. This authorization replaced the Board’s prior authorization. As of December 31, 2025, we have not repurchased any of our Series A Preferred Shares under the share repurchase program. During the year ended December 31, 2025, the Company repurchased 562,157 shares of its common shares, par value $0.001 per share, at a total cost of approximately $1.9 million, or $3.35 per share on average. Since the inception of the share repurchase program in October 2024, the Company had repurchased 562,157 shares of its common shares, at a total cost of approximately $1.9 million, or $3.35 per share. During the three months ended December 31, 2025 the Company repurchased 376,800 shares of its common shares as shown in the table below:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that may yet be Purchased under the Plans or Programs (in millions) |
|---|---|---|---|---|
| Beginning Total | 185,477 | $ 4.31 | 185,477 | $ 19.2 |
| October 1 – October 31 | — | — | — | 19.2 |
| November 1 – November 30 | 259,019 | 2.89 | 259,019 | 18.5 |
| December 1 – December 31 | 117,661 | 2.85 | 117,661 | 18.1 |
| **Total as of December 31, 2025** | 562,157 | $ 3.35 | 562,157 | $ 18.1 |

### Item 6. [Reserved]

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes included herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Annual Report. See "Cautionary Statement Regarding Forward-Looking Statements" in this Annual Report.*

**Overview**

As of December 31, 2025, our Portfolio consisted primarily of debt and equity investments in the single-family rental, self-storage, office, hospitality, life science and multifamily sectors. The Company has two reportable segments, Diversified and Hospitality. Diversified represents the Company's primary reportable segment and represents a significant majority of the Company's consolidated portfolio. The Diversified reportable segment is the legacy reportable segment and is focused on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity. The Hospitality segment is focused on operating and renovating its U.S. located hospitality assets that meet its investment objective and criteria. Substantially all of our business is conducted through the OP. The OP GP is the sole general partner of the OP and is owned 100% by the Company. As of December 31, 2025, there were 44,536,894.47 common units of the OP outstanding, of which 99.96% were owned by the Company.

As a diversified REIT, the Company's primary investment objective is to provide both current income and capital appreciation. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. We are externally managed by the Adviser through the Advisory Agreement, by and among the Company and the Adviser. The Advisory Agreement was dated July 1, 2022, and amended on October 25, 2022, April 11, 2023, July 22, 2024, and September 19, 2025 for a term that will expire on July 1, 2026 and successive one-year terms thereafter unless earlier terminated. The Adviser is wholly owned by our Sponsor.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2021. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through one or more TRS entities and is subject to applicable U.S. federal, state, and local income and margin taxes.

For information regarding the Bankruptcy Trust Lawsuit and the UBS Lawsuit, see "Item 1A. Risk Factors - The Chapter 11 bankruptcy filing by Highland Capital Management L.P. ("Highland") may have materially adverse consequences on our business, financial condition and results of operations." and "Item 1A. Risk Factors - Litigation against James Dondero and others may have materially adverse consequences on our business, financial condition, and results of operations." Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Macroeconomic trends, including increases in or high inflation and rising or high interest rates, may adversely impact our business, financial condition and results of operations. Inflation could have an adverse impact on our operating expenses, as these costs could increase at a rate higher than our rental and other revenue. The high rate environment and ongoing economic uncertainty has limited credit availability to commercial real estate. Less available and more expensive debt capital has had pronounced effects on the capital markets, making property acquisitions and other investments harder to finance. Similar factors also impact the timing of and proceeds generated from asset sales and our ability to obtain debt capital. There is no guarantee we will be able to mitigate the impact of rising or high inflation. To the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases or elevated rates will result in higher debt service costs which will adversely affect our cash flows. We cannot make assurances that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

The U.S. government announced a comprehensive set of tariffs in the second quarter of 2025. A recent U.S. Supreme Court decision held that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs. As a result, tariffs imposed under IEEPA are no longer being collected. Tariffs imposed under other statutory authorities, such as Section 232 and Section 301, remain in effect, and the U.S. government may propose replacement or additional tariffs under other legal authorities. The impact of such tariffs is subject to uncertainties regarding the timing of their implementation, the magnitude of such tariffs and possible exemption for certain goods, among other unknowns.

Our website is located at nxdt.nexpoint.com. From time to time, we may use our website as a distribution channel for material company information.

**Components of Our Revenues and Expenses**

*Revenues*

*Rental income.* Our rental income is primarily attributable to the rental revenue from our investment in Cityplace, a 42-story, 1.36 million-square-foot, trophy office building acquired in 2018 as well as rental income from one retail property. Our rental income also includes utility reimbursements, late fees, common area maintenance reimbursements, and other rental fees charged to tenants.

*Food and beverage revenue.* Food and beverage ("F&B") revenue includes revenue generated from the sale of food and/or beverage offerings. All F&B revenue is derived from the Hospitality segment.

*Room revenue.* Room revenue includes revenue from renting out rooms to customers. All room revenue is derived from the Hospitality segment.

*Interest income.* Interest income includes interest earned from our debt investments.

*Dividend income.* Dividend income includes dividends from our equity investments.

*Other income.* Other income includes ancillary income earned from tenants such as non-refundable fees, parking fees, and other miscellaneous fees charged to tenants and income items.

*Expenses*

*Property operating expenses.* Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs of property owned directly or indirectly by us.

*Property management fees.* Property management fees include fees paid to NexVest, our property manager, for managing each property in the Diversified segment and other property managers for managing the day-to-day operations of our hotels.

*Real estate taxes and insurance.* Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property owned directly or indirectly by us. Insurance includes the cost of commercial, general liability, and other needed insurance for each property owned directly or indirectly by us.

*Advisory and administrative fees.* Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement and fees paid to NexPoint Real Estate Advisors VI, L.P. (the "NHT Adviser") pursuant to the advisory agreement entered into between NHT and the NHT Adviser (the "NHT Advisory Agreement") that was terminated at completion of the NHT Merger (see Note 13 to our consolidated financial statements).

*Property general and administrative expenses.* Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property owned directly or indirectly by us.

*Corporate general and administrative expenses.* Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, investor relations costs and payments of reimbursements to our Adviser for operating expenses.

*Depreciation and amortization.* Depreciation and amortization costs primarily include depreciation of our real properties and amortization of acquired in-place leases on property owned directly or indirectly by us.

*Impairment loss.* Impairment loss includes impairment charges recognized on real estate assets held and used and the loss recognized for real estate held for sale, which is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell.

## Other Income and Expense

*Interest Expense.* Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs, if any, and the related impact of interest rate derivatives, if any, used to manage our interest rate risk.

*Equity in Earnings (Losses) of Unconsolidated Ventures.* Equity in earnings (losses) of unconsolidated ventures represents the change in our basis in equity method investments resulting from our share of the investments' income and expenses. Profit and loss from equity method investments for which we've elected the fair value option are classified in dividend income, change in unrealized gains (losses) and realized gains (losses) as applicable.

*Income Tax Expense.* Income tax expense is primarily derived from taxable gains from asset sales and other income earned from investments held in the Company's TRSs and former NHT's TRSs.

*Unrealized Gain (Loss) on Investments.* Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

*Realized Gain (Loss) on Investments.* The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statements of Operations and Comprehensive Income (Loss) with respect to the investment sold at the time of the sale.

**Real Estate Investments Statistics**

As of December 31, 2025, the Diversified segment was invested in two retail properties, and one office, multifamily, and hospitality property (excluding investments in undeveloped land), and the Hospitality segment consisted of four hotel properties as listed below:

*Diversified Segment:*

| Property Name | Rentable Square Footage (in thousands) | Property Type | Date Acquired | Average Effective Monthly Occupied Rent Per Square Foot (1) as of December 31, 2025 | Average Effective Monthly Occupied Rent Per Square Foot (1) as of December 31, 2024 | % Occupied (2) as of December 31, 2025 | % Occupied (2) as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| White Rock Center | 82,793 | Retail | 6/13/2013 | $ 1.62 | $ 1.50 | 81.4% | 71.1% |
| 5916 W Loop 289 | 30,140 | Retail | 7/23/2013 | — | — | 0.0% | 0.0% |
| Cityplace | 1,365,711 | Office, Multifamily & Hospitality (3) | 8/15/2018 | $ 2.05 | $ 2.16 | 41.2% | 46.4% |
| | 1,478,644 | | | | | | |

*Hospitality Segment:*

| Brand | Location | Name | Chain Scale | Service Scale | Year Built/Last Renovation | Rooms |
|---|---|---|---|---|---|---|
| Hilton Garden Inn | Dallas, Texas | HGI Property | Upscale | Select-Service | 1995/2016 | 240 |
| Hyatt | Park City, Utah | Park City | Upscale | Full-Service | 2016 | 122 |
| Hampton Inn & Suites | Bradenton, Florida | Bradenton | Upscale | Select-Service | 1926/2016 | 119 |
| Marriott | St. Petersburg, Florida | St. Pete Property | Upper Upscale | Full-Service | 2001/2021 | 209 |
| Total Rooms: | | | | | | 690 |

(1) Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of December 31, 2025, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of December 31, 2025.

(2) Percent occupied is calculated as the rentable square footage occupied as of December 31, 2025, divided by the total rentable square footage, expressed as a percentage.

(3) Cityplace is currently under redevelopment and the Company is converting part of the property into a hotel, which was still under construction as of December 31, 2025.

**Consolidated Results of Operations for the Years Ended December 31, 2025 and 2024**

The following table sets forth a summary of our operating results for the year ended December 31, 2025 as compared to the year ended December 31, 2024 (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **$ Change** |
| Total revenues | $ 85,965 | $ 83,222 | $ 2,743 |
| Total expenses | (87,347) | (87,373) | 26 |
| Operating income | (1,382) | (4,151) | 2,769 |
| Interest expense | (26,604) | (28,352) | 1,748 |
| Equity in income (losses) of unconsolidated ventures | (1,289) | 129 | (1,418) |
| Change in unrealized gains (losses) | (103,904) | (1,348) | (102,556) |
| Realized gains (losses) | 5,994 | (21,479) | 27,473 |
| Gains on sales of real estate | 37 | — | 37 |
| Income tax benefit (expense) | 111 | (1,372) | 1,483 |
| Net income (loss) | (127,037) | (56,573) | (70,464) |
| Net (income) attributable to Series A preferred shareholders | (4,619) | (4,619) | — |
| Net (income) attributable to Series B preferred shareholders | (522) | — | (522) |
| Net loss attributable to noncontrolling interests in NHT | 1,945 | 9,843 | (7,898) |
| Net loss attributable to redeemable noncontrolling interests in the OP | 41 | — | 41 |
| Net (loss) attributable to common shareholders | $ (130,192) | $ (51,349) | $ (78,843) |

The net loss for the years ended December 31, 2025 and 2024 primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

*Revenues*

*Rental income.* Rental income was $11.1 million for the year ended December 31, 2025, compared to $15.7 million for the year ended December 31, 2024, which was a decrease of approximately $4.6 million. The decrease between the periods was primarily due to a decrease in occupancy at Cityplace and an increase in the allowance for bad debt related to certain tenants.

*Rooms revenue.* Rooms revenue was $26.3 million for the year ended December 31, 2025, compared to $24.9 million for the year ended December 31, 2024, which was an increase of approximately $1.4 million. The increase between the periods is due to the Hospitality segment not being consolidated prior to April 19, 2024 and offset by the disposition of Hospitality properties in 2025.

*Food and beverage revenue.* F&B revenue was $2.9 million for the year ended December 31, 2025, compared to $2.2 million for the year ended December 31, 2024, which was an increase of approximately $0.7 million. The increase between the periods is due to the Hospitality segment not being consolidated prior to April 19, 2024 and offset by the disposition of Hospitality properties in 2025.

*Interest and dividends.* Interest and dividends totaled $44.4 million for the year ended December 31, 2025, compared to $36.6 million for the year ended December 31, 2024, which was an increase of approximately $7.8 million. The increase between the periods was attributed to an increase in dividends from equity investments.

*Other income.* Other income was approximately $1.3 million for the year ended December 31, 2025, compared to $3.8 million for the year ended December 31, 2024, which was a decrease of approximately $2.5 million. The decrease between the periods is due to a one-time amendment fee received in 2024, and recovery fees related to a legal judgment.

*Expenses*

*Property operating expenses.* Property operating expenses were $23.8 million for the year ended December 31, 2025, compared to $22.3 million for the year ended December 31, 2024, which was an increase of approximately $1.5 million. The increase between the periods is due to the Hospitality segment not being consolidated prior to April 19, 2024 and offset by the disposition of Hospitality properties in 2025.

*Property management fees.* Property management fees were $1.6 million for the year ended December 31, 2025, compared to $1.5 million for the year ended December 31, 2024, which was an increase of approximately $0.1 million. The increase between the periods is due to the Hospitality segment not being consolidated prior to April 19, 2024 and offset by the disposition of Hospitality properties in 2025.

*Real estate taxes and insurance.* Real estate taxes and insurance costs were $6.3 million for the year ended December 31, 2025, compared to $6.5 million for the year ended December 31, 2024, which was a decrease of approximately $0.2 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace and our hospitality properties. The decrease between the periods was primarily due to a decrease in the property tax assessment for Cityplace.

*Advisory and administrative fees.* For the year ended December 31, 2025, the Company incurred administrative fees and advisory fees of $17.1 million, compared to $14.2 million for the year ended December 31, 2024, which was an increase of approximately $2.9 million. The increase between the periods is primarily attributed to a one-time termination fee paid to the former NHT Adviser in connection with the termination of the NHT Advisory Agreement following the NHT Merger.

*Property general and administrative expenses.* Property general and administrative expenses were $6.7 million for the year ended December 31, 2025, compared to $7.4 million for the year ended December 31, 2024, which was a decrease of approximately $0.7 million. The decrease between the periods is due to the disposition of Hospitality properties in 2025.

*Corporate general and administrative expenses.* Corporate general and administrative expenses were $11.9 million for the year ended December 31, 2025, compared to $12.8 million for the year ended December 31, 2024, which was a decrease of approximately $0.9 million. The decrease between periods was primarily due to a decrease in accounting and audit fees.

*Depreciation and amortization.* Depreciation and amortization costs were $17.7 million for the year ended December 31, 2025, compared to $15.6 million for the year ended December 31, 2024, which was an increase of approximately $2.1 million. The increase between the periods is due to the Hospitality segment not being consolidated prior to April 19, 2024 and offset by the disposition of Hospitality properties in 2025.

*Impairment loss.* Impairment loss was $2.3 million for the year ended December 31, 2025, compared to $7.1 million for the year ended December 31, 2024, which was a decrease of approximately $4.8 million. The decrease between the periods was due to an increase in impairment charges relating to the Addison Property, Plano HomeWood Suites and Las Colinas HomeWood Suites in 2024, compared to only impairment charges relating to the 5916 W Loop 289 and Addison Property in 2025.

**Other Income and Expense**

*Interest expense.* Interest expense was $26.6 million for the year ended December 31, 2025, compared to $28.4 million for the year ended December 31, 2024, which was a decrease of approximately $1.8 million. The decrease between periods is due to the debt extinguishment of the Raymond James Loan (as defined in Note 6 to our consolidated financial statements) and decrease in floating interest rates.

*Equity in income (losses) of unconsolidated ventures*. Equity in losses of unconsolidated ventures was $(1.3) million for the year ended December 31, 2025, compared to $0.1 million for the year ended December 31, 2024, which was a decrease of approximately $(1.4) million. The decrease between periods was primarily due to a decrease in net income at Sandstone Pasadena Apartments, LLC in 2024.

*Income tax benefit (expense)*. The Company has recorded income tax benefit (expense) of $0.1 million associated with the TRSs for the year ended December 31, 2025 and $(1.4) million associated with the TRSs for the year ended December 31, 2024. The tax benefit for the year ended December 31, 2025 is decreased by the annual change in valuation allowance on a deferred tax asset of $4.1 million and offset by a return-to-provision adjustment of $0.5 million, income tax refund of $2.0 million, and an income tax benefit of $1.7 million for a net benefit of $0.1 million for the year ended December 31, 2025, that is recorded on the Consolidated Statements of Operations and Comprehensive Income (Loss).

*Change in unrealized gains (losses)*. Unrealized gains (losses) from our investments accounted for at fair value was $(103.9) million for the year ended December 31, 2025, compared to $(1.3) million for the year ended December 31, 2024, which was a decrease of approximately $102.6 million. The losses for the year ended December 31, 2025 were largely driven by mark-to-market losses on VineBrook Homes Operating Partnership, L.P. common units ("VB OP Units") of $33.1 million, IQHQ, LP ("IQHQ LP") interests of $16.6 million, NexPoint SFR Operating Partnership, L.P. ("NexPoint SFR OP") partnership units of $12.0 million, NexPoint Storage Partners, Inc. ("NSP") common equity of $12.8 million and NREF common equity of $8.7 million. The gains for the year ended December 31, 2024 were largely driven by redemptions of the legacy CLO positions, which generated realized losses and a positive change in unrealized, mark-to-market gains on MidWave Wireless, Inc. common equity of $14.5 million, United Development Funding IV common equity of $6.2 million, offset by mark-to-market losses on IQHQ LP interests of $22.2 million, NexPoint Homes Trust, Inc. common equity of $13.9 million, and NSP common equity of $5.5 million.

*Realized gains (losses)*. Realized gains (losses) were $6.0 million for the year ended December 31, 2025, compared to $(21.5) million for the year ended December 31, 2024, which was an increase of approximately $27.5 million. The gains for the year ended December 31, 2025 were primarily driven by realized gains on equities of $6.0 million. The losses for the year ended December 31, 2024 were primarily driven by realized losses on the legacy CLOs of $22.8 million.

## Non-GAAP Measurements

### Consolidated Net Operating Income and Same Store Net Operating Income

Net Operating Income ("NOI") is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties between segments and to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense, (2) advisory fees and administrative fees, (3) the impact of depreciation and amortization, (4) corporate general and administrative expenses, (5) income tax (benefit) expenses, (6) non-operating property investment revenue, (7) realized and change in unrealized gains (losses) generated from non-real estate investments, (8) equity in income (losses) of unconsolidated equity method ventures, and (9) impairment loss.

These items can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies. We believe that eliminating these items from net income (loss) is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs. However, the usefulness of NOI is limited because it excludes these items, all of which may be material values. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in "—Consolidated Results of Operations" regarding the components of net income (loss) that are eliminated in the calculation of NOI.

Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define "Same Store NOI" as NOI for our properties that are comparable between periods, are stabilized and are not expected to cease being stabilized in the near future due to planned construction, renovation or similar activity that would materially impact operations. Please see below for a discussion of properties included as Same Store. We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions from the beginning of the compared period to the end of the current period.

There are two properties, White Rock Center and 5916 W Loop 289, in our same store pool for the years ended December 31, 2025 and 2024 (our "Same Store" properties). Our Same Store properties exclude Cityplace as of December 31, 2025 and 2024, because it was not yet stabilized, meaning construction or renovation was not completed. Non-Same Store properties include properties not yet stabilized. Our Same Store properties also exclude the Hospitality segment, as the properties in that segment were not held in the full comparable period.

### Consolidated NOI and Same Store NOI for the Years Ended December 31, 2025 and 2024

The following table, which has not been adjusted for the effects of noncontrolling interest ("NCI"), reconciles our consolidated NOI for the years ended December 31, 2025 and 2024 to net income (loss), the most directly comparable GAAP financial measure (in thousands):

| | | For the Year Ended December 31 | | |
| --- | --- | --- | --- | --- |
| | | **2025** | | **2024** |
| Net loss | | $ (127,037) | $ | (56,573) |
| Adjustments to reconcile net loss to NOI: | | | | |
| Advisory and administrative fees | | 17,073 | | 14,165 |
| Corporate general and administrative expenses | | 11,901 | | 12,803 |
| Income tax (benefit) expense | | (111) | | 1,372 |
| Depreciation and amortization | | 17,739 | | 15,600 |
| Interest expense | | 26,604 | | 28,352 |
| Non-operating property investment revenue | (1) | (44,952) | | (39,281) |
| Realized (gains) losses from non-real estate investments | | (5,994) | | 21,479 |
| Change in unrealized (gains) losses from non-real estate investments | | 103,904 | | 1,348 |
| Equity in (income) losses of unconsolidated equity method ventures | | 1,289 | | (129) |
| Impairment loss | | 2,328 | | 7,110 |
| NOI | | $ 2,744 | $ | 6,246 |
| Less Non-Same Store | | | | |
| Revenues | | $ (39,294) | $ | (42,795) |
| Operating expenses | | 37,655 | | 37,057 |
| Operating income | | (37) | | — |
| Same Store NOI | | $ 1,068 | $ | 508 |

(1) Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that is from non-operating properties such as dividend income and interest income.

The following table, which has not been adjusted for the effects of NCI, reconciles our NOI for each of our segments for the year ended December 31, 2025 to net income (loss), the most directly comparable GAAP financial measure by reportable segment (in thousands):

| | For the Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | | 2024 | | |
| | Diversified | Hospitality | Total | Diversified | Hospitality | Total |
| Net income (loss) | $ (110,956) | $ (16,081) | $(127,037) | $ (35,337) | $ (21,236) | $(56,573) |
| Adjustments to reconcile net income (loss) to NOI: | | | | | | |
| Advisory and administrative fees | 13,175 | 3,898 | 17,073 | 13,286 | 879 | 14,165 |
| Corporate general and administrative expenses | 10,574 | 1,327 | 11,901 | 9,947 | 2,856 | 12,803 |
| Income tax (benefit) expense | 262 | (373) | (111) | 1,441 | (69) | 1,372 |
| Depreciation and amortization | 13,245 | 4,494 | 17,739 | 11,698 | 3,902 | 15,600 |
| Interest expense | 14,682 | 11,922 | 26,604 | 17,443 | 10,909 | 28,352 |
| Non-operating property investment revenue (1) | (44,224) | (728) | (44,952) | (34,300) | (4,981) | (39,281) |
| Realized (gains) losses from non-real estate investments | (5,994) | — | (5,994) | 21,479 | — | 21,479 |
| Change in unrealized (gains) losses from non-real estate investments | 103,904 | — | 103,904 | 1,348 | — | 1,348 |
| Equity in (income) losses of unconsolidated equity method ventures | 1,289 | — | 1,289 | (129) | — | (129) |
| Impairment loss | 576 | 1,752 | 2,328 | — | 7,110 | 7,110 |
| NOI | $ (3,467) | $ 6,211 | $ 2,744 | $ 6,876 | $ (630) | $ 6,246 |
| Less Non-Same Store | | | | | | |
| Revenues | $ (9,382) | $ (29,912) | (39,294) | $ (15,693) | $ (27,102) | (42,795) |
| Operating expenses | 13,918 | 23,737 | 37,655 | 9,325 | 27,732 | 37,057 |
| Operating income | — | (37) | (37) | — | — | — |
| Same Store NOI | $ 1,069 | $ (1) | $ 1,068 | $ 508 | $ — | $ 508 |

(1) Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

*Consolidated NOI for Our Same Store and Non-Same Store Properties for the Years Ended December 31, 2025 and 2024*

The following table reflects the revenues, property operating expenses and NOI for the years ended December 31, 2025 and 2024 for our Same Store and Non-Same Store properties (dollars in thousands):

| | For the Year Ended December 31 2025 | For the Year Ended December 31 2024 | $ Change | % Change |
|---|---|---|---|---|
| **Revenues** | | | | |
| Same Store | | | | |
| Rental income | $ 1,719 | $ 1,147 | $ 572 | 49.9% |
| Same Store revenues | 1,719 | 1,147 | 572 | 49.9% |
| Non-Same Store | | | | |
| Rental income | 9,342 | 14,531 | (5,189) | -35.7% |
| Rooms | 26,300 | 24,902 | 1,398 | 5.6% |
| Food and beverage | 2,883 | 2,200 | 683 | 31.0% |
| Other income | 769 | 1,162 | (393) | -33.8% |
| Non-Same Store revenues | 39,294 | 42,795 | (3,501) | -8.2% |
| Total revenues | 41,013 | 43,942 | (2,929) | -6.7% |
| | | | | |
| **Operating expenses** | | | | |
| Same Store | | | | |
| Property operating expenses | 260 | 223 | 37 | 16.6% |
| Real estate taxes and insurance | 280 | 293 | (13) | -4.4% |
| Property management fees | 85 | 75 | 10 | 13.3% |
| Property general and administrative expenses | 26 | 48 | (22) | -45.8% |
| Same Store operating expenses | 651 | 639 | 12 | 1.9% |
| Non-Same Store | | | | |
| Property operating expenses | 23,532 | 22,033 | 1,499 | 6.8% |
| Real estate taxes and insurance | 5,978 | 6,252 | (274) | -4.4% |
| Property management fees | 1,464 | 1,415 | 49 | 3.5% |
| Property general and administrative expenses | 6,681 | 7,357 | (676) | -9.2% |
| Non-Same Store operating expenses | 37,655 | 37,057 | 598 | 1.6% |
| Total operating expenses | 38,306 | 37,696 | 610 | 1.6% |
| | | | | |
| **Operating income** | | | | |
| Non-Same Store | | | | |
| Gain on sales of real estate | 37 | — | 37 | 0.0% |
| Total operating income | 37 | — | 37 | 0.0% |
| | | | | |
| **NOI** | | | | |
| Same Store | 1,068 | 508 | 560 | 110.2% |
| Non-Same Store | 1,676 | 5,738 | (4,062) | -70.8% |
| **Total NOI** | $ 2,744 | $ 6,246 | $ (3,502) | -56.1% |

See reconciliation of net income (loss) to NOI above under "NOI and Same Store NOI for the Years Ended December 31, 2025 and 2024."

***Consolidated Same Store Results of Operations for the Years Ended December 31, 2025 and 2024***

As of December 31, 2025, our Same Store properties were approximately 59.7% leased with a weighted average monthly effective occupied rent per square foot of $1.19, compared to 52.1% leased with a weighted average monthly effective occupied rent per square foot of $1.10 as of December 31, 2024. For our Same Store properties, we recorded the following operating results for the years ended December 31, 2025 and 2024.

***Revenues***

*Rental Income*. Rental income was $1.7 million for the year ended December 31, 2025, compared to $1.1 million for the year ended December 31, 2024, which is an increase of approximately $0.6 million or 49.9%. The majority of the increase between the year ended December 31, 2025 and the year ended December 31, 2024 is related to a decrease in the amortization of above- and below-market leases. Above-market leases decrease rental income as they are amortized, while below-market leases increase rental income.

***Expenses***

*Property operating expenses*. Property operating expenses were $260.0 thousand for the year ended December 31, 2025, compared to $223.0 thousand for the year ended December 31, 2024, which was an increase of approximately $37.0 thousand or 16.6%. The majority of the increase between the year ended December 31, 2025 and the year ended December 31, 2024 is related to an increase in repair and maintenance fees.

*Real estate taxes and insurance*. Real estate taxes and insurance costs were $280.0 thousand for the year ended December 31, 2025, compared to $293.0 thousand for the year ended December 31, 2024, which was a decrease of approximately $13.0 thousand or 4.4%. The majority of the decrease between the year ended December 31, 2025 and the year ended December 31, 2024 is related to a decrease in the property tax assessment.

*Property management fees*. Property management fees were $85.0 thousand for the year ended December 31, 2025, compared to $75.0 thousand for the year ended December 31, 2024, which was an increase of approximately $10.0 thousand, or 13.3%. The increase between the year ended December 31, 2025 and the year ended December 31, 2024 is related to an increase in rental revenue, which the management fee is calculated off of.

*Property general and administrative expenses*. Property general and administrative expenses were $26.0 thousand for the year ended December 31, 2025, compared to $48.0 thousand for the year ended December 31, 2024, which was a decrease of approximately $22.0 thousand, or 45.8%. The majority of the decrease between the year ended December 31, 2025 and the year ended December 31, 2024 is related to a decrease in professional fees.

***Consolidated FFO and AFFO***

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and adjusted funds from operations ("AFFO") are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income (loss), as defined by GAAP. We compute FFO attributable to common shareholders as net income (loss), excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization, plus impairment losses and realized gains (losses). Our calculation of FFO differs slightly from NAREIT's definition of FFO because we exclude realized gains (losses). We believe the exclusion of realized gains (losses) is appropriate because these realized gains (losses) are not related to our real estate properties. Our presentation differs slightly in that we begin with net income (loss) before adjusting for amounts attributable to redeemable non-controlling interests in NHT and redeemable non-controlling interests in the OP and we show the combined amounts attributable to such non-controlling interests as an adjustment to arrive at FFO attributable to common shareholders.

AFFO makes certain adjustments to FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts FFO to remove items such as equity-based compensation expense and the amortization of deferred financing costs incurred in connection with obtaining long-term debt financing, non-controlling interests (as described above) related to these items, and change in unrealized gains (losses). In addition, we remove the termination fee paid to the NHT Advisor in connection with the termination of the NHT Advisory Agreement following the NHT Merger as they do not reflect the ongoing operations of the property owners. We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

We believe that the use of FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the years ended December 31, 2025 and 2024 (in thousands, except per share amounts):

| | | For the Year Ended December 31, | | |
| | | 2025 | 2024 | % Change (1) |
|---|---|---|---|---|
| Net income (loss) | $ | (127,037) $ | (56,573) | 124.6% |
| Depreciation and amortization | | 17,739 | 15,600 | 13.7% |
| Realized (gains) losses | | (5,994) | 21,479 | 127.9% |
| Gain on sales of real estate | | (37) | — | 0.0% |
| Impairment loss | | 2,328 | 7,110 | 67.3% |
| Adjustment for noncontrolling interests in NHT | | 615 | 4,739 | 87.0% |
| Adjustment for redeemable noncontrolling interests in the OP | | 41 | — | 0.0% |
| **FFO** | | (112,345) | (7,645) | 1369.5% |
| **Distributions to Series A preferred shareholders** | | (4,619) | (4,619) | 0.0% |
| **Distributions to Series B preferred shareholders** | | (522) | — | 0.0% |
| **FFO attributable to common shareholders** | | (117,486) | (12,264) | 858.0% |
| | | | | |
| **FFO per share - basic** | $ | (2.54) $ | (0.30) | 746.7% |
| **FFO per share - diluted** | $ | (2.54) $ | (0.30) | 746.7% |
| | | | | |
| Equity-based compensation expense | | 4,707 | 3,010 | 56.4% |
| Amortization of deferred financing costs - long term debt | | 1,132 | (696) | 262.6% |
| Change in unrealized (gains) losses | | 103,904 | 1,348 | 7608.0% |
| Termination fee expense | | 3,539 | — | 0.0% |
| **AFFO attributable to common shareholders** | | (4,204) | (8,602) | 51.1% |
| | | | | |
| **AFFO per share - basic** | $ | (0.09) $ | (0.21) | 57.1% |
| **AFFO per share - diluted** | $ | (0.09) $ | (0.21) | 57.1% |
| | | | | |
| **Weighted average common shares outstanding - basic** | | 46,252 | 40,229 | 15.0% |
| **Weighted average common shares outstanding - diluted** | (2) | 46,811 | 41,498 | 12.8% |
| | | | | |
| **Distributions declared per common share** | $ | 0.60 $ | 0.60 | 0.0% |
| | | | | |
| **Net income (loss) coverage** | (3) | -4.58x | -2.34x | 95.7% |
| **Net income (loss) coverage - diluted** | | -4.52x | -2.27x | 99.1% |
| | | | | |
| **FFO Coverage - diluted** | (3) | -4.23x | -0.5x | 746.0% |
| | | | | |
| **AFFO Coverage - diluted** | (3) | -0.15x | -0.35x | -57.1% |

(1) Represents the percentage change for the year ended December 31, 2025 compared to the year ended December 31, 2024.

(2) The Company uses actual diluted weighted average common shares outstanding when in a dilutive position for FFO and AFFO.

(3) Indicates coverage ratio of net income (loss)/FFO/AFFO per common share (diluted) over distributions declared per common share during the period.

*The year ended December 31, 2025 as compared to the year ended December 31, 2024*

FFO was $(112.3) million for the year ended December 31, 2025, compared to $(7.6) million for the year ended December 31, 2024, which was a decrease of approximately $104.7 million. The change in our FFO between the year ended December 31, 2025 and the year ended December 31, 2024 is primarily attributed to decreases in mark-to-market values of our investments at fair value.

AFFO was $(4.2) million for the year ended December 31, 2025, compared to $(8.6) million for the year ended December 31, 2024, which was an increase of approximately $4.4 million. The change in our AFFO between the year ended December 31, 2025 and the year ended December 31, 2024 is primarily attributed to a decrease in interest expense, related to a decrease in debt balance and interest rates.

*Net Asset Value*

The SEC does not provide rules on the methodology we must use to determine our NAV or NAV per common share. The determination of NAV involves a number of subjective assumptions, estimates and judgments that may not be accurate or complete. We believe there is no established practice among REITs for calculating NAV. Different firms using different property-specific, general real estate, capital markets, economic and other assumptions, estimates and judgments could derive a NAV that could be significantly different from our NAV. Thus, other public REITs' methodologies used to calculate NAV may differ materially from ours. Additionally, our NAV differs from the values of our real estate assets as calculated in accordance with GAAP, in that we calculate NAV based on the Consolidated Balance Sheets as total assets minus total liabilities, less any equity attributable to preferred shareholders (such as the Series A Preferred Shares) and noncontrolling interests. Our NAV per common share is calculated by dividing our NAV by our diluted common shares outstanding, which represents the aggregate of our common shares outstanding plus any unvested restricted share units as of the last day of the reporting period, and common shares assumed to be issued upon redemption of any outstanding and applicable Series B Preferred Shares. We calculate NAV per common share on a quarterly basis beginning with the quarter ended December 31, 2024.

The presentation of NAV and NAV per common share below is intended to be the Applicable NAV (as defined in the statement of preferences of the Series B Preferred Shares) for purposes of the offering of the Series B Preferred Shares. The below table presents the NAV calculation for the quarter ended December 31, 2025, along with the previously published Applicable NAV figures for past quarters (in thousands, except per common share amounts):

| As Of | Total Assets | Total Liabilities | Series A Preferred Shares (1) | Series B Preferred Shares (2) | NCI | NAV | Diluted Common Shares Outstanding | NAV Per Common Share |
|---|---|---|---|---|---|---|---|---|
| December 31, 2025 | 1,074,652 | (353,873) | (83,252) | (20,379) | (309) | 616,839 | 57,318 | $ 10.76 |
| September 30, 2025 | 1,106,669 | (356,542) | (83,252) | (10,834) | (328) | 655,713 | 53,863 | $ 12.17 |
| June 30, 2025 | 1,110,990 | (354,775) | (83,252) | (3,171) | — | 669,792 | 50,296 | $ 13.32 |
| March 31, 2025 | 1,179,554 | (381,554) | (83,252) | (200) | 4,915 | 719,463 | 44,118 | $ 16.31 |
| December 31, 2024 | 1,224,839 | (391,301) | (83,252) | — | 2,970 | 753,256 | 44,118 | $ 17.07 |

(1) Represents the liquidation preference, net of approximately $738 thousand issuance costs, from the issuance of the Company's Series A Preferred Shares.
(2) Represents the liquidation preference, net of approximately $2.1 million issuance costs, from the issuance of the Company's Series B Preferred Shares.

## Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures including:

- capital expenditures to continue the ongoing development of Cityplace;

- capital expenditures necessary to maintain the Hospitality hotel properties;

- interest expense and scheduled principal payments on outstanding indebtedness (see "—Obligations and Commitments" below);

- recurring maintenance necessary to maintain our properties;

- distributions necessary to qualify for taxation as a REIT;

- income taxes for taxable income generated by TRS entities;

- acquisition of additional properties or investments;

- advisory and administrative fees payable to our Adviser;

- general and administrative expenses;

- reimbursements to our Adviser; and

- property management fees.

We expect to meet our short-term liquidity requirements generally through our investment income, existing cash balance and, if necessary, future debt or equity issuances. As of December 31, 2025, we had $8.2 million of cash available to meet our short-term liquidity requirements. As of December 31, 2025, we also had $32.8 million of restricted cash held in reserve by the lender on the Cityplace debt. These reserves include escrows for property taxes and insurance, reserves for tenant improvements as well as required excess collateral. As of December 31, 2025, we also had $0.9 million of restricted cash held in reserve by the lender on the NexBank Revolver (as defined below). These reserves are to be used for future interest payments on the debt facility. As of December 31, 2025, we also had $9.5 million of restricted cash reserves associated with the Hospitality segment for brand-mandated Performance Improvement Plan and furniture, fixtures and equipment upgrades arising from the execution of the Company's franchise agreement and future insurance and property tax expenses.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional properties, make additional accretive investments pursuant to our investment strategy, renovations and other capital expenditures to improve our properties and scheduled debt payments and distributions. We expect to meet our long-term liquidity requirements through various sources of capital, which may include the Series B Preferred Offering, a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property and non-real estate asset dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our ongoing renovation of Cityplace, our other properties will require periodic capital expenditures and renovation to remain competitive. We estimate an additional $250 million to $270 million of capital expenditures to complete the Cityplace renovation. Also, acquisitions, redevelopments, or expansions of our properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for distributions paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

The Company is focused on reallocating its asset allocation across sectors in which our Sponsor has extensive experience and expertise. This re-focusing will involve selling legacy assets that do not fall within our core investment strategy or recycling assets at attractive prices. A more favorable capital market environment, with lower interest rates and increased liquidity, is expected to facilitate this process. The Company's objective is to opportunistically sell $100 million to $150 million in assets to free up capital for reinvestment (through debt or equity) in target asset classes such as residential, hospitality, self-storage, and life sciences, or to repurchase the Company's common shares.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and distribution requirements for the twelve-month period following December 31, 2025. See "—Debt" for additional details regarding our indebtedness and related liquidity requirements.

### Recent Tax Law Update

On July 4, 2025, President Trump signed into law the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. These include the permanent extension of (i) the reduced marginal U.S. federal income tax rates and (ii) the 20% deduction on "qualified REIT dividends" for individuals and other non-corporate taxpayers and (iii) the limitation on non-corporate taxpayers using "excess business losses" to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to TRSs from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.

### Series B Preferred Shares Offering

On January 30, 2025, the Company announced the launch of a continuous public offering of up to 16,000,000 shares of its newly designated Series B Preferred Shares at a price to the public of $25.00 per share, for gross proceeds of up to $400.0 million. The Series B Preferred Shares are convertible at the option of the holder thereof into our common shares beginning on the first day of the month following the third anniversary of the date of original issuance of the shares to be converted if the 5-day volume weighted average price of our common shares on the NYSE ending on the trading day immediately preceding the date the holder delivers a duly completed conversion notice to the Company (such 5-day VWAP, the "Market Price") represents a 15.0% premium to the estimated fair market NAV of the Company per common share as most recently published by the Company at the time of issuance of the applicable Series B Preferred Share (the "Minimum Market Price Trigger"). If the Minimum Market Price Trigger is satisfied, the Series B Preferred Shares will be convertible at a 6%, 10% or 12% discount to the Market Price beginning on the first day of the month following the third, fourth and fifth anniversary of the date of original issuance of the shares to be converted, respectively. Beginning on the first day of the calendar month following the date of original issuance, the Series B Preferred Shares are redeemable at the option of the holder at a redemption price per share equal to the stated value of $25.00 per share, plus all accrued but unpaid cash distributions and less certain redemption fees. After the first day of the first quarter following the second anniversary of the date of original issuance, the Company also has the option to redeem, in whole or in part, subject to certain restrictions in the Company's agreement and declaration of trust and the statement of preferences setting forth the terms of the Series B Preferred Shares, at a redemption price per share equal to the stated value of $25.00 per share, plus any accrued but unpaid cash distributions. In all optional redemptions, the Company has the right, in its sole discretion, to pay the redemption in cash or in equal value of the Company's common shares for so long as the common shares are listed or admitted to trading on the NYSE or another national securities exchange or automated quotation system. NexPoint Securities, Inc., an affiliate of the Adviser, serves as the Company's dealer manager (the "Dealer Manager") in connection with the offering. The Dealer Manager uses its reasonable best efforts to sell the Series B Preferred Shares offered in the offering, and the Company pays the Dealer Manager, subject to the discounts and other special circumstances described or referenced therein, (i) selling commissions of 7.0% of the aggregate gross proceeds from sales of Series B Preferred Shares in the offering ("Selling Commissions") and (ii) a dealer manager fee of 3.0% of the gross proceeds from sales of Series B Preferred Shares in the offering (the "Dealer Manager Fee"). The Dealer Manager, subject to federal and state securities laws, will reallow all or any portion of the Selling Commissions and may reallow a portion of the Dealer Manager Fee to other securities dealers that the Dealer Manager may retain who sold the Series B Preferred Shares as is described more fully in the agreements between such dealers and the Dealer Manager. The Company expects that the offering will terminate on the earlier of the date the Company sells all 16,000,000 Series B Preferred Shares in the offering or August 1, 2027 (which is the third anniversary of the effective date of the Company's registration statement), which may be extended by the Board in its sole discretion. The Board may elect to terminate this offering at any time. As of December 31, 2025, the Company has sold 911,003 shares of the Series B Preferred Shares for total gross proceeds of $22.4 million.

*Cash Flows*

The following table presents selected data from our consolidated statements of cash flows for the years ended December 31, 2025 and 2024 (in thousands):

| | For the Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| Net cash provided by (used in) operating activities | $ | 9,166 | $ | (11,665) |
| Net cash provided by investing activities | | 36,968 | | 25,974 |
| Net cash used in financing activities | | (43,628) | | (18,577) |
| Net decrease in cash, cash equivalents and restricted cash | | 2,506 | | (4,268) |
| Cash, cash equivalents and restricted cash, beginning of period | | 48,901 | | 53,169 |
| Cash, cash equivalents and restricted cash, end of period | $ | 51,407 | $ | 48,901 |

*Cash flows from operating activities.* During the year ended December 31, 2025, net cash provided by operating activities was $9.2 million, compared to net cash used in operating activities of $(11.7) million for the year ended December 31, 2024. The change in cash flows from operating activities was mainly attributable to an increase in revenues, reduction in reinvested dividends and positive changes in operating assets and liabilities.

*Cash flows from investing activities.* During the year ended December 31, 2025, net cash provided by investing activities was $37.0 million, compared to net cash provided by investing activities of $26.0 million for the year ended December 31, 2024. The change in cash flows from investing activities was attributed to proceeds of properties sold of $28.3 million and a return of capital from the Marriott Uptown investment of $15.1 million.

*Cash flows from financing activities.* During the year ended December 31, 2025, net cash used in financing activities was $(43.6) million, compared to net cash used in financing activities of $(18.6) million for the year ended December 31, 2024. The change in cash flows from financing activities was due to paydowns on the mortgage debt with proceeds from the properties sold, offset by proceeds from the issuance of Series B Preferred Shares.

## Debt

*Mortgage Debt*

As of December 31, 2025, our consolidated subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $225.2 million at a weighted average interest rate of 7.52%. See Note 6 to our consolidated financial statements for additional information.

We intend to invest in additional real estate investments as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common shares or other securities or investment and property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common shares or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovation and development programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

### Cityplace Debt

Effective March 8, 2026, the lender agreed to defer the maturity of the Cityplace debt to May 8, 2026. Management is currently engaged in discussions with the lender regarding the extension of the maturity date of the Cityplace debt. Management cannot provide assurance that the lender will agree to such an extension. While the lender has not yet demanded payment of the Cityplace indebtedness, management cannot provide assurance that the lender will not exercise its right to do so or exercise its other remedies under the credit agreement, including foreclosing on Cityplace.

Should management be unable to complete any of these options, management has the contractual right to surrender the property to the lender in lieu of repayment. If the Company were to surrender the property to the lender, management believes that its remaining liquidity is sufficient for it to satisfy its remaining obligations for a period of one year from the date these financial statements are issued.

### Revolving Credit Facility

On May 22, 2023, the Company entered into a revolving credit facility with NexBank (the "NexBank Revolver"), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million, and matures on May 21, 2026. The NexBank Revolver bears interest at one-month SOFR plus 3.50% and has two remaining six-month extension options. As of December 31, 2025, the NexBank Revolver had an outstanding balance of $11.0 million. As of December 31, 2025, the Company held $0.9 million in restricted cash in the interest reserve account.

### Notes Payable, Freedom LHV

On August 2, 2024, the Company, through Freedom LHV, LLC ("Freedom LHV"), an indirect subsidiary of the Company, borrowed approximately $10.0 million from The Ohio State Life Insurance Company ("OSL"), an entity that may be deemed an affiliate of the Adviser through common beneficial ownership. The note bears interest at an annual fixed rate of 10.0% and matures on August 2, 2029. The debt is secured by certain real property held by Freedom LHV and is guaranteed by the Company.

### Mortgages Payable, Hospitality

On February 28, 2019, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $59.4 million Note A loan (the "Note A Loan") and a $28.6 million Note B loan (the "Note B Loan") with ACORE Capital Mortgage, LP. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and was set to mature on February 8, 2026. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and was set to mature on February 8, 2026. On February 6, 2026 and February 8, 2026, respectively, the Company paid down a portion of the Note A Loan and Note B Loan and extended the maturity dates thereof. See Note 18 for a discussion of the extension of the maturity dates of the Note A Loan and Note B Loan. As of December 31, 2025, the Note A Loan and Note B Loan had an outstanding balance of $26.4 million and $12.7 million and effective interest rates of 6.15% and 10.61%, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $39.3 million loan (the "PC & B Loan") with AREEIF Lender, LLC, which initially had a maturity date of February 5, 2026. See Note 18 for a discussion of the extinguishment of the PC & B Loan. The outstanding balance on the PC & B Loan at December 31, 2025 was $38.6 million, with $0.7 million available to draw on for renovation purposes as of December 31, 2025.

The loan documents, including the guaranty, for the PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require a subsidiary of the Company to comply with affirmative and negative covenants.

### Convertible Notes, Hospitality

A subsidiary of the Company also assumed several convertible notes with affiliates of the NHT Adviser at the closing of the NHT Merger. The fixed rate notes have rates ranging from 2.25% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature in 20 years from their date of issuance. As of December 31, 2025, the net carrying amount of the convertible notes due to affiliates of the former NHT Adviser was $51.9 million.

### Promissory Notes Due to Affiliates

In connection with the NHT Merger, on April 17, 2025, several promissory notes with affiliates of the Company were issued due to a limitation on common shares issued to affiliates of the issuer by the New York Stock Exchange ("NYSE"). The aggregate principal amount of such promissory notes was $0.8 million, each with an interest rate of 7.334% and maturing on April 15, 2027, with two one-year extension options. As of December 31, 2025, the carrying amount of the promissory notes due to affiliates was $0.8 million.

## Obligations, Commitments and Investment Opportunities

The following table summarizes our contractual obligations and commitments as of December 31, 2025 for the next five calendar years subsequent to December 31, 2025.

| | Total | | 2026 | | 2027 | | 2028 | | 2029 | | 2030 | | Thereafter | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Payments Due by Period (in thousands)** | | | | | | | | | | | | | | |
| **Property Level Debt** | | | | | | | | | | | | | | |
| Principal payments | $ | 238,490 | $ | 228,490 | $ | — | $ | — | $ | 10,000 | $ | — | $ | — | |
| Interest expense | | 6,582 | | 3,993 | | 1000 | | 1000 | | 589 | | — | | — | |
| Total | $ | 245,072 | $ | 232,483 | $ | 1,000 | $ | 1,000 | $ | 10,589 | $ | — | $ | — | |
| | | | | | | | | | | | | | | |
| **Prime Brokerage Borrowing** | | | | | | | | | | | | | | |
| Principal payments | $ | 5,136 | $ | — | $ | — | $ | — | $ | — | $ | — | $ | 5,136 | (1) |
| Interest expense | | 1,065 | | 213 | | 213 | | 213 | | 213 | | 213 | | — | (1) |
| Total | $ | 6,201 | $ | 213 | $ | 213 | $ | 213 | $ | 213 | $ | 213 | $ | 5,136 | |
| | | | | | | | | | | | | | | |
| **Series A Preferred Shares** | | | | | | | | | | | | | | |
| Distribution payments | | N/A (2) | $ | 4,616 | $ | 4,616 | $ | 4,616 | $ | 4,616 | $ | 4,616 | | N/A | (2) |
| | | | | | | | | | | | | | | |
| **Series B Preferred Shares** | | | | | | | | | | | | | | |
| Distribution payments | | N/A (2) | $ | 2,050 | $ | 2,050 | $ | 2,050 | $ | 2,050 | $ | 2,050 | | N/A | (2) |
| | | | | | | | | | | | | | | |
| **Credit Facility** | | | | | | | | | | | | | | |
| Principal payments | $ | 69,922 | $ | 10,994 | $ | 21,317 | $ | — | $ | — | $ | — | $ | 37,611 | |
| Interest expense | | 24,437 | | 2,937 | | 1,594 | | 1,416 | | 1,416 | | 1,416 | | 15,658 | |
| Total | $ | 94,359 | $ | 13,931 | $ | 22,911 | $ | 1,416 | $ | 1,416 | $ | 1,416 | $ | 53,269 | |
| | | | | | | | | | | | | | | |
| **Total contractual obligations and commitments** | $ | 378,962 | $ | 253,293 | $ | 30,790 | $ | 9,295 | $ | 18,884 | $ | 8,295 | $ | 58,405 | |

(1) Assumes no additional borrowings or repayments. The Prime Brokerage (as defined below) balance has no stated maturity date.

(2) The Series A Preferred Shares and the Series B Preferred Shares are perpetual.

*Advisory Agreement*

As consideration for the Adviser's services under the Advisory Agreement, we pay our Adviser the Fees, which includes the Advisory Fee equal to 1.00% of Managed Assets and the Administrative Fee equal to 0.20% of the Company's Managed Assets. The Advisory Agreement provides that, for the Fees that accrued prior to September 19, 2025, the Administrative Fees shall be paid in cash and the monthly installment of the Advisory Fees shall be paid one-half in cash and one-half in common shares of the Company, subject to certain restrictions, and that for the Fees accruing after September 19, 2025, the Fees shall be paid entirely in cash unless the Adviser elects, in its sole discretion, to receive a portion of the Fees in common shares of the Company, subject to certain restrictions. For additional information, see Note 13 to our consolidated financial statements.

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

For the year ended December 31, 2025, the Company expensed $13.2 million, related to the Fees. Of this $13.2 million, $3.7 million is related to shares that were issued in lieu of cash.

*NHT Advisory Agreement*

Prior to the closing of the NHT Merger on April 17, 2025, as consideration for the NHT Adviser's services under the NHT Advisory Agreement, we paid the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value (as defined in the NHT Advisory Agreement). Pursuant to the terms of the NHT Advisory Agreement, NHT reimbursed the NHT Adviser for all documented Operating Expenses (as defined in the NHT Advisory Agreement) and offering expenses it incurred on behalf of NHT. Expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of the REIT Asset Value for the calendar year (or part thereof) that the NHT Advisory Agreement is in effect (the "NHT Expense Cap"). The NHT Expense Cap did not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside NHT's ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From the date of the NHT Acquisition to the period ended December 31, 2024, NHT incurred expenses subject to the NHT Expense Cap of $3.4 million. From January 1, 2025 through April 17, 2025, NHT incurred expenses subject to the NHT Expense Cap of $1.9 million. The NHT Advisory Agreement was terminated in connection with the closing of the NHT Merger on April 17, 2025.

*Alewife Holdings Loan*

On May 10, 2024, the Company, through the OP, NREF OP IV, L.P. ("NREF OP IV"), a subsidiary of NREF, an entity that is managed by an affiliate of the Adviser, and OSL, an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, entered into an Assignment and Assumption and Co-Lender Agreement, pursuant to which NREF OP IV assigned the right to fund up to 9% of a mezzanine loan (the "Alewife Loan") to be made to IQHQ-Alewife Holdings, LLC ("Alewife Holdings") to the OP and allocated the right to fund up to 9% of the Alewife Loan to OSL. Effective January 2, 2025, NREF OP IV and OSL entered into an Assignment and Assumption and Co-Lender Agreement, pursuant to which NREF OP IV assigned $7.5 million of interest in the Alewife Loan to OSL for cash and increased OSL's allocation of the right to fund up to 10.32% of the Alewife Loan. In addition, at any time and from time to time, NREF may purchase up to all of the amounts funded by OSL in the Alewife Loan from OSL. Upon receipt of a draw request, the OP and OSL have the right to elect to fund an amount equal or greater than zero and up to (i) 9% or 10.32%, respectively, of the total amount of all advances previously made under the Alewife Loan plus the amount of the then current borrowing, (ii) less the total amount of advances previously made by the OP and OSL, respectively. NREF OP IV is required to fund any amounts not funded by OSL and the OP. At any time that the OP and OSL have funded less than their respective percentages of all advances made under the Alewife Loan, the OP and OSL have the option upon notice to NREF OP IV to pay to NREF OP IV any amount of such unfunded amount. Upon such payment, the OP or OSL would become entitled to all interest and fees accrued on the amount paid to NREF OP IV on and after the date of such payment.

*IQHQ Subscription Agreement and Warrant*

On December 31, 2024, NexPoint Bridge Investor I, LLC ("Bridge Investor I") entered into a Subscription Agreement ("IQHQ Subscription Agreement") whereby Bridge Investor I committed to purchase $160.1 million of Series E preferred stock of IQHQ, Inc. In connection with the IQHQ Subscription Agreement, on December 31, 2024, Bridge Investor I also entered into a Warrant Purchase Agreement (the "IQHQ Warrant Purchase Agreement") whereby IQHQ Holdings, LP ("IQHQ Holdings") issued and sold a corresponding warrant to Bridge Investor I to purchase Class A-3 Units of IQHQ Holdings (as amended, the "IQHQ Series E Warrant"). The IQHQ Series E Warrant entitles the holder to purchase, at an exercise price of $0.01, Class A-3 Units of IQHQ Holdings initially intended to represent up to 10.25% of the fully diluted and outstanding common equity of IQHQ Holdings. The IQHQ Series E Warrant is exercisable, in whole or in part, at any time for ten years unless there is an earlier change of control, initial public offering or liquidation.

In connection with the IQHQ Subscription Agreement and IQHQ Warrant Purchase Agreement, the OP, along with NREF, through certain subsidiaries, and certain entities advised by affiliates of our Adviser (the "IQHQ Participating Purchasers") entered into a participation rights agreement with Bridge Investor I pursuant to which the OP and the IQHQ Participating Purchasers have a right to fund up to specified amounts of the IQHQ Subscription Agreement and the IQHQ Series E Warrant. Upon receipt of a draw request, each IQHQ Participating Purchaser has the right to elect to fund an amount equal or greater than zero up to their respective preemptive right under the IQHQ Holdings or IQHQ, L.P. organizational documents less the total amount of advances previously made by such IQHQ Participating Purchaser. Upon receipt of a draw request, the OP will also have the right to elect to fund an amount equal or greater than zero up to 50% of the total requested amount that is not funded by the IQHQ Participating Purchasers. NREF would be required to fund any amounts not funded by the IQHQ Participating Purchasers and the OP. At any time that the IQHQ Participating Purchasers have funded less than their respective participation amounts, the IQHQ Participating Purchasers have the option to pay NREF or the OP (to the extent it has funded) any amount of such unfunded amount. Upon such payment, the IQHQ Participating Purchaser would become entitled to all interest accrued on the amounts paid to NREF or the OP, if applicable, on and after the date of such payment. Bridge Investor I can allocate all or any portion of the IQHQ Bridge Warrant to any parties to the participation rights agreement.

As of the December 31, 2025, the OP has not funded any amounts.

## Income Taxes

I.      *U.S. REIT Status*

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. However, we can give no assurance that we will maintain REIT qualification. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual "REIT taxable income", as defined by the Code, to shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company has recorded a current income tax benefit of $0.1 million associated with the TRSs for the year ended December 31, 2025, which is largely driven by income from the Company's preferred stock investments and investments in debt instruments not secured by mortgages on real property. The tax benefit is decreased by the annual change in valuation allowance on a deferred tax asset of $4.1 million and offset by a return-to-provision adjustment of $0.5 million, income tax refund of $2.0 million, and an income tax benefit of $1.7 million for a net benefit of $0.1 million for the year ended December 31, 2025, that is recorded on the Consolidated Statement of Operations and Comprehensive Income (Loss).

If we fail to qualify as a REIT in any taxable year, we could be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and distributions paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income (loss) and net cash available for distribution to shareholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT. As of December 31, 2025, we believe we are in compliance with all applicable REIT requirements.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more-likely-than-not" (greater than 50% probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. As of December 31, 2025 and to our knowledge, we have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2025. We and our subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022 and 2021 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our Consolidated Statements of Operations and Comprehensive Income (Loss).

II.     *Canadian mutual fund status*

Prior to the closing of the NHT Merger, NHT was a mutual fund trust pursuant to the Tax Act. Under the then-current tax legislation, a mutual fund trust that was not a SIFT pursuant to the Tax Act is entitled to deduct distributions of taxable income such that it was not liable to pay Canadian income taxes provided that its taxable income was fully distributed to unitholders.

**Distributions**

We intend to make regular quarterly distribution payments to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for distributions paid and excluding net capital gains. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly distribution payments of all or substantially all of our taxable income to holders of our common shares out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any distribution payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash distributions or we may make a portion of the required distribution in the form of a taxable distribution of shares or debt securities.

We will make distribution payments based on our estimate of taxable earnings per common share, but not earnings calculated pursuant to GAAP. Our distributions and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, investments held through our TRSs, book/tax differences on income derived from partnerships, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared a distribution on our common shares of $0.15 per share which was paid on December 31, 2025 to shareholders of record on November 21, 2025. The distribution on the Company's common shares consists of a combination of cash and shares, with the cash component of the distribution (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company's common shares. Our Board declared a distribution on our Series A Preferred Shares of $0.34375 per share which was paid on December 31, 2025, to shareholders of record on December 23, 2025. Our Board declared distributions on our Series B Preferred Shares of $0.1875 per share each, which were paid on January 5, 2026, December 5, 2025 and November 5, 2025, to shareholders of record on December 24, 2025, November 25, 2025 and October 24, 2025, respectively. We expect that distributions on our common shares, when, if and as declared by our Board, will be declared on a quarterly basis.

The purpose of paying the elective share distribution partially in shares and partially in cash is to conserve cash for additional investments at the Company. The Company may revert to paying the distribution solely in cash at some point in the future when cash flow from operations supports such a cash distribution. However, there can be no assurance that cash flow from operations will be able to support a cash distribution in the future.

## Off-Balance Sheet Arrangements

As of December 31, 2025, we had the following off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

*Commitments*

The Company is a guarantor on dividend payments with respect to Series D Preferred Stock of NSP, which may be deemed an affiliate of the Adviser. As of December 31, 2025, the outstanding NSP Series D Preferred Stock accrued dividends were $15.0 million, and the Company and NREF OP IV REIT Sub, LLC are jointly and severally liable for 85.90% of the guaranteed amount. See Note 13 to our consolidated financial statements for additional information.

The Company is a guarantor on one of NSP's loans, with an aggregate principal amount of $750.0 million outstanding as of December 31, 2025. The obligations consist of liability for losses suffered by the lender arising out of certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the related loan agreement. See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of our subsidiary's loans with an aggregate principal amount of $41.6 million as of December 31, 2025. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace's loans with an aggregate principal amount of $138.2 million as of December 31, 2025. The obligations include guarantees, which are generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of December 31, 2025, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management's historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required.

See Note 3 to our consolidated financial statements, "Summary of Significant Accounting Policies", for further discussion of our accounting estimates and policies.

*Valuation of Level 3 Fair Valued Investments*

As of December 31, 2025, approximately 42.3% of the total assets owned by the Company are comprised of fair valued level 3 investments. The Company elected the fair-value option in accordance with FASB Accounting Standards Codification ("ASC") 825-10-10. On an annual basis, the Company hires independent third-party valuation firms to provide updated fair values for subsequent measurement absent a readily available market price. The valuation is determined using widely accepted valuation techniques. See Note 9 to our consolidated financial statements, "Fair Value Financial Instruments", for further discussion of our valuation techniques of level 3 investments. The necessary inputs for these valuations includes a variety of valuation techniques and unobservable inputs. These inputs are subject to assumptions and estimates. As a result, the determination of fair value is uncertain because it involves subjective judgments and estimates that are unobservable. For the year ended December 31, 2025, the unrealized gains (losses) related to the change in fair value of level 3 investments is $(91.0) million. See Note 9 to our consolidated financial statements for additional disclosures regarding the valuation of level 3 fair valued investments.

*Purchase Price Allocation*

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs ("total consideration") are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, *Business Combinations.* Acquisition costs related to asset acquisitions are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820 (see Note 9 to our consolidated financial statements), is based on management's estimate of the property's "as-if" vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

*Impairment*

Real estate assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. For the years ended December 31, 2025 and 2024, the Company recorded approximately $0.6 million and $5.2 million of impairment charges on real estate assets held and used, which are included in impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss).

*Held for Sale*

The Company periodically classifies real estate assets as held for sale when certain criteria are met in accordance with U.S. GAAP. At that time, the Company presents the net real estate assets and the liabilities associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of December 31, 2025 and December 31, 2024, there were zero and three properties classified as held for sale, respectively. In addition to the net real estate assets, the Consolidated Balance Sheets also include approximately $0.0 million and $0.1 million of accounts receivable and prepaid and other assets, and approximately $0.0 million and $0.8 million of accounts payable, real estate taxes payable, security deposits, prepaid rents, and other accrued liabilities related to assets held for sale as of December 31, 2025 and December 31, 2024, respectively. For the years ended December 31, 2025 and 2024, the Company recorded approximately $1.8 million and $1.9 million of losses on real estate held for sale, which are included in impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss).

**Inflation**

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. Our lease terms are generally for a period of one year or more and rental rates reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges.

Inflation has had a significant impact in the regions in which the Hospitality segment holds properties, causing a decrease in the willingness of the general population to travel and reduced occupancy, the effect of which may continue to impact the Hospitality segment's operations.

**Implications of being a Smaller Reporting Company**

As of December 31, 2025, we are a "smaller reporting company" as defined in the Exchange Act, and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Not required.

**Item 8. Financial Statements and Supplementary Data**

**Index to Consolidated Financial Statements**

# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of
NexPoint Diversified Real Estate Trust:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of NexPoint Diversified Real Estate Trust and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Fair value measurement of level 3 investments*

As discussed in Notes 3 and 9 to the consolidated financial statements, the Company has $568.6 million of investments that are measured at fair value on a recurring basis, a portion of which uses inputs that are classified within Level 3 of the fair value hierarchy as of December 31, 2025. The Company uses an income approach, market approach, or a combination thereof to value each of these investments. Establishing fair values for these Level 3 investments is inherently subjective and dependent upon significant unobservable inputs and assumptions.

We identified the evaluation of the fair value measurements for certain Level 3 investments as a critical audit matter. Complex auditor judgment and the involvement of valuation professionals with specialized skills and knowledge were required to evaluate certain assumptions used in the Company's determination of the fair value measurements. Specifically, for investments that used the income approach, the assumptions included the capitalization rates, market rent, discount rates, and discount applied to net asset value. For investments that used the market approach, the assumptions included the discount applied to net asset value.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls used in the fair value measurements process, including controls related to the assumptions described above. We involved valuation professionals with specialized skills and knowledge who assisted in:

- evaluating the capitalization rates and discount rates by comparing them against ranges that were independently developed using publicly available market data for comparable properties

- assessing the appropriateness of the market rent assumptions by comparing them to comparable transactions and current listings of comparable properties

- determining the appropriateness of the discount applied to net asset value by comparing it to industry data available for comparable publicly traded companies

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Dallas, Texas

March 31, 2026

**NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except share and par value amounts)**

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| Consolidated Real Estate Investments | | |
| Land | $ 61,997 | $ 62,227 |
| Buildings and improvements | 317,395 | 312,200 |
| Intangible lease assets | 10,979 | 10,979 |
| Construction in progress | 21,237 | 24,689 |
| Furniture, fixtures, and equipment | 10,356 | 10,124 |
| Right-of-use assets ($534 and $712 with related parties, respectively) | 1,998 | 2,176 |
| Total Gross Consolidated Real Estate Investments | 423,962 | 422,395 |
| Accumulated depreciation and amortization | (50,028) | (35,002) |
| Total Net Consolidated Real Estate Investments | 373,934 | 387,393 |
| Real estate assets held for sale | — | 29,890 |
| Total Net Real Estate Investments | 373,934 | 417,283 |
| Investments, at fair value ($421,746 and $493,909 with related parties, respectively) | 568,610 | 643,432 |
| Equity method investments ($700 and $407 with related parties, respectively) | 33,788 | 54,429 |
| Investments in DSTs ($33,559 and $30,559 with related parties, respectively) | 33,559 | 30,559 |
| Cash and cash equivalents | 8,166 | 8,791 |
| Restricted cash | 43,241 | 40,110 |
| Accounts receivable, net | 2,868 | 4,463 |
| Prepaid and other assets ($0 and $7,315 with related parties, respectively) | 8,557 | 17,500 |
| Accrued interest and dividends | 1,366 | 5,495 |
| Interest rate caps | 65 | 159 |
| Deferred tax asset, net | 498 | 2,618 |
| **Total Assets** | $ 1,074,652 | $ 1,224,839 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Mortgages payable, net ($10,000 and $10,000 with related parties, respectively) | $ 224,995 | $ 261,945 |
| Notes payable ($63,700 and $66,731 with related parties, respectively) | 76,892 | 90,888 |
| Prime brokerage borrowing | 5,136 | 1,222 |
| Accounts payable and other accrued liabilities | 28,810 | 22,739 |
| Income tax payable | 273 | 255 |
| Accrued real estate taxes payable | 3,689 | 226 |
| Accrued interest payable | 10,627 | 8,724 |
| Security deposit liability | 403 | 389 |
| Prepaid rents | 437 | 1,053 |
| Intangible lease liabilities, net | 2,065 | 3,139 |
| Lease liability ($546 and $721 with related parties, respectively) | 546 | 721 |
| **Total Liabilities** | 353,873 | 391,301 |
| | | |
| Redeemable Series B Preferred Shares, $0.001 par value: 16,000,000 authorized; 911,003 and 0 shares issued and outstanding, respectively | 20,379 | — |
| Redeemable noncontrolling interests in the OP | 309 | — |
| | | |
| Equity: | | |
| Series A Preferred Shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 and 3,359,593 shares issued and outstanding, respectively | 3 | 3 |
| Common shares, $0.001 par value: unlimited shares authorized; 50,132,605 and 42,679,569 shares issued and outstanding, respectively | 50 | 43 |
| Additional paid-in capital | 1,062,114 | 1,039,280 |
| Accumulated earnings (loss) | (362,076) | (202,818) |
| Total Shareholders' Equity | 700,091 | 836,508 |
| Noncontrolling interests | — | (2,970) |
| **Total Equity** | 700,091 | 833,538 |
| **TOTAL LIABILITIES AND EQUITY** | $ 1,074,652 | $ 1,224,839 |

See Notes to Consolidated Financial Statements

**NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**AND COMPREHENSIVE INCOME (LOSS)**
**(in thousands, except per share amounts)**

| | For the Year Ended December 31 | |
|---|---|---|
| | **2025** | **2024** |
| **Revenues** | | |
| Rental income ($276 and $271 with related parties, respectively) | $ 11,061 | $ 15,678 |
| Rooms | 26,300 | 24,902 |
| Food and beverage | 2,883 | 2,200 |
| Interest income ($1,484 and $2,600 with related parties, respectively) | 9,383 | 7,216 |
| Dividend income ($30,394 and $28,528 with related parties, respectively) | 34,989 | 29,430 |
| Other income | 1,349 | 3,796 |
| Total revenues | 85,965 | 83,222 |
| | | |
| **Expenses** | | |
| Property operating expenses ($217 and $260 with related parties, respectively) | 23,792 | 22,255 |
| Property management fees ($670 and $734 with related parties, respectively) | 1,550 | 1,491 |
| Real estate taxes and insurance | 6,258 | 6,544 |
| Advisory and administrative fees | 17,073 | 14,165 |
| Property general and administrative expenses ($276 and $271 with related parties, respectively) | 6,706 | 7,405 |
| Corporate general and administrative expenses | 11,901 | 12,803 |
| Depreciation and amortization | 17,739 | 15,600 |
| Impairment loss | 2,328 | 7,110 |
| Total expenses | 87,347 | 87,373 |
| | | |
| **Operating income (loss)** | (1,382) | (4,151) |
| Interest expense ($2,184 and $2,136 with related parties, respectively) | (26,604) | (28,352) |
| Equity in (losses) income ($292 and $649 with related parties, respectively) | (1,289) | 129 |
| Change in unrealized losses (($78,130) and ($18,829) with related parties, respectively) | (103,904) | (1,348) |
| Realized gains (losses) ($3,344 and $339 with related parties, respectively) | 5,994 | (21,479) |
| Gain on sales of real estate | 37 | — |
| **Net income (loss) before income taxes** | (127,148) | (55,201) |
| Income tax benefit (expense) | 111 | (1,372) |
| **Net income (loss)** | (127,037) | (56,573) |
| **Net (income) loss attributable to Series A Preferred Shareholders** | (4,619) | (4,619) |
| **Net (income) loss attributable to Series B Preferred Shareholders** | (522) | — |
| **Net (income) loss attributable to noncontrolling interests in NHT** | 1,945 | 9,843 |
| **Net (income) loss attributable to redeemable noncontrolling interests in the OP** | 41 | — |
| **Net income (loss) attributable to common shareholders** | $ (130,192) | $ (51,349) |
| | | |
| **Weighted average common shares outstanding - basic** | 46,252 | 40,229 |
| **Weighted average common shares outstanding - diluted** | 46,252 | 40,229 |
| | | |
| **Earnings (loss) per share - basic** | $ (2.81) | $ (1.28) |
| **Earnings (loss) per share - diluted** | $ (2.81) | $ (1.28) |

See Notes to Consolidated Financial Statements

**NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF EQUITY**
**(in thousands, except share and per share amounts)**

| | Series A Preferred Shares | | Common Shares | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2025** | **Number of Shares** | **Amount** | **Number of Shares** | **Amount** | **Additional Paid-in Capital** | **Accumulated Earnings (Loss)** | **Noncontrolling Interests** | **Common Stock Held in Treasury at Cost** | **Total** |
| **Balances, December 31, 2024** | 3,359,593 | $ 3 | 42,679,569 | $ 43 | $1,039,280 | $ (202,818) | $ (2,970) | $ — | $ 833,538 |
| Stock-based compensation expense | — | — | 358,173 | — | 4,349 | — | — | — | 4,349 |
| Shares issued to Adviser for admin and advisory fees | — | — | 937,026 | 1 | 4,319 | — | — | — | 4,320 |
| Net loss attributable to common shareholders | — | — | — | — | — | (130,192) | — | — | (130,192) |
| Net loss attributable to noncontrolling interests | — | — | — | — | — | — | (1,945) | — | (1,945) |
| Net income attributable to Series A preferred shareholders | — | — | — | — | — | 4,619 | — | — | 4,619 |
| Repurchases of common stock | — | — | — | — | — | — | — | (1,885) | (1,885) |
| Retirement of common stock held in treasury | — | — | (562,157) | (1) | (1,885) | — | — | 1,885 | (1) |
| Common stock distributions declared ($0.60 per share) | — | — | 5,635,401 | 6 | 22,185 | (29,066) | — | — | (6,875) |
| Series A Preferred distributions declared ($1.375 per share) | — | — | — | — | — | (4,619) | — | — | (4,619) |
| Acquisition of noncontrolling interests in NHT | — | — | 1,084,593 | 1 | (6,134) | — | 4,915 | — | (1,218) |
| **Balances, December 31, 2025** | 3,359,593 | $ 3 | 50,132,605 | $ 50 | $1,062,114 | $ (362,076) | $ — | $ — | $ 700,091 |

See Notes to Consolidated Financial Statements

## NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF EQUITY
## (in thousands, except share and per share amounts)

| Year Ended December 31, 2024 | Series A Preferred Shares | | Common Shares | | Additional | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | Paid-in Capital | Accumulated Earnings (Loss) | Noncontrolling Interests | Total |
| **Balances, December 31, 2023** | 3,359,593 | $ 3 | 38,389,600 | $ 38 | $ 1,011,613 | $ (126,580) | $ — | $ 885,074 |
| Noncontrolling interests from NHT Acquisition | — | — | — | — | — | — | 6,873 | 6,873 |
| Stock-based compensation expense | — | — | 145,433 | — | 2,808 | — | — | 2,808 |
| Shares issued to Adviser for admin and advisory fees | — | — | 867,627 | 1 | 5,544 | — | — | 5,545 |
| Net loss attributable to common shareholders | — | — | — | — | — | (51,349) | — | (51,349) |
| Net loss attributable to noncontrolling interests | — | — | — | — | — | — | (9,843) | (9,843) |
| Net income attributable to Series A preferred shareholders | — | — | — | — | — | 4,619 | — | 4,619 |
| Common stock distributions declared ($0.60 per share) | — | — | 3,276,909 | 4 | 19,315 | (24,889) | — | (5,570) |
| Preferred distributions declared ($1.375 per share) | — | — | — | — | — | (4,619) | — | (4,619) |
| **Balances, December 31, 2024** | 3,359,593 | $ 3 | 42,679,569 | $ 43 | $ 1,039,280 | $ (202,818) | $ (2,970) | $ 833,538 |

See Notes to Consolidated Financial Statements

**NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | For the Year Ended December 31, | |
| | 2025 | 2024 |
|---|---|---|
| **Cash flows from operating activities** | | |
| **Net loss** | $        (127,037) | $        (56,573) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 17,739 | 15,600 |
| Amortization of intangible lease assets and liabilities | (992) | (1,018) |
| Amortization of deferred financing costs | 1,132 | 696 |
| Amortization of fair value adjustment of assumed debt | 1,525 | 1,140 |
| Paid-in-kind interest and dividends (($5,743) and ($5,845) with related parties, respectively) | (13,028) | (10,089) |
| Net cash (paid) received on derivative settlements | 121 | 932 |
| Proceeds from paid-in-kind interest and dividends ($518 and $0 with related parties, respectively) | 882 | 2,517 |
| Realized (gain) loss ($3,344 and $339 with related parties, respectively) | (5,994) | 21,479 |
| Net change in unrealized loss on investments held at fair value ($78,130 and $18,829 with related parties, respectively) | 103,904 | 1,348 |
| Unrealized (gain) loss on interest rate derivatives | (27) | (27) |
| Impairment loss | 2,328 | 7,110 |
| Equity in (income) losses of unconsolidated ventures ($292 and $649 with related parties, respectively) | 1,289 | (129) |
| Distributions of earnings from unconsolidated ventures ($0 and $761 with related parties, respectively) | 8,929 | 5,403 |
| Stock-based compensation expense | 4,707 | 3,010 |
| (Gain) on sales of real estate | (37) | — |
| Equity security dividends reinvested ($(2,660) and $(5,459) with related parties, respectively) | (2,660) | (5,476) |
| Deferred tax expense | 1,597 | 278 |
| Changes in operating assets and liabilities, net of effects of acquisitions: | | |
| Income tax payable | 541 | (101) |
| Real estate taxes payable | 3,463 | (523) |
| Operating assets | 4,725 | (3,246) |
| Operating liabilities | 6,059 | 6,004 |
| Net cash provided by (used in) operating activities: | 9,166 | (11,665) |
| | | |
| **Cash flows from investing activities** | | |
| Proceeds from asset redemptions ($26,431 and $19,136 with related parties, respectively) | 26,446 | 25,139 |
| Distributions from CLO investments | — | 1,266 |
| Sale of consolidated real estate investment | 28,306 | — |
| Proceeds from return of investment | 15,054 | — |
| Net cash acquired in acquisition of NexPoint Hospitality Trust | — | 42,749 |
| Purchases of investments ($(14,210) and $(34,787) with related parties, respectively) | (30,371) | (34,907) |
| Additions to consolidated real estate investments | (2,467) | (8,273) |
| Net cash provided by investing activities | 36,968 | 25,974 |
| | | |
| **Cash flows from financing activities** | | |
| Mortgage proceeds received ($0 and $9,900 with related parties, respectively) | 705 | 9,900 |
| Mortgage payments | (37,634) | (4,777) |
| Prime brokerage borrowing | 5,796 | 341 |
| Credit facilities payments ($(5,490) and $(3,515) with related parties, respectively) | (16,500) | (12,915) |
| Prime brokerage payments | (1,882) | (901) |
| Deferred financing costs paid | (1,118) | (463) |
| Payments for taxes related to net share settlement of stock-based compensation | (329) | (202) |
| Proceeds from issuance of Series B Preferred Shares through public offering, net of offering costs | 20,379 | — |
| Repurchase of common shares | (1,885) | — |
| Distributions paid to Series A Preferred Shareholders | (4,619) | (4,619) |
| Distributions paid to Series B Preferred Shareholders | (522) | — |
| Distributions paid to common shareholders | (6,010) | (4,941) |
| Distributions to redeemable noncontrolling interests in the OP | (9) | — |
| Net cash used in financing activities: | (43,628) | (18,577) |
| | | |
| **Net increase (decrease) in cash, cash equivalents and restricted cash** | 2,506 | (4,268) |

| | | | | |
|---|---|---:|---|---:|
| Cash, cash equivalents and restricted cash, beginning of year | | 48,901 | | 53,169 |
| Cash, cash equivalents and restricted cash, end of year | $ | 51,407 | $ | 48,901 |
| **Supplemental Disclosure of Cash Flow Information** | | | | |
| Interest paid | | 23,176 | | 19,886 |
| Income tax paid | | 1,586 | | 2,640 |
| **Supplemental Disclosure of Noncash Activities** | | | | |
| Non-cash distribution payment | | 22,191 | | 19,319 |
| Non-cash advisory fee payment | | 4,320 | | 5,545 |
| Increase in dividends payable upon vesting of restricted stock units | | 866 | | 628 |
| Real estate investments assumed in acquisition of NexPoint Hospitality Trust | | — | | (167,624) |
| DST investments assumed in acquisition of NexPoint Hospitality Trust | | — | | (5,000) |
| Interest rate caps assumed in acquisition of NexPoint Hospitality Trust | | — | | (1,064) |
| Notes payable assumed in acquisition of NexPoint Hospitality Trust | | — | | 50,694 |
| Notes payable issued in merger of NexPoint Hospitality Trust | | 826 | | — |
| Mortgages payable assumed in acquisition of NexPoint Hospitality Trust | | — | | 114,640 |
| Right of use assets assumed in acquisition of NexPoint Hospitality Trust | | — | | (1,465) |
| Change to APIC from the merger of NexPoint Hospitality Trust | | (6,058) | | — |
| Accrued interest payable assumed in acquisition of NexPoint Hospitality Trust | | — | | 6,353 |
| Noncontrolling interests extinguished in merger of NexPoint Hospitality Trust | | 4,915 | | 6,873 |
| Redeemable noncontrolling interest in the OP from the merger of NexPoint Hospitality Trust | | 359 | | — |
| Deconsolidated investments at fair value from the acquisition of NexPoint Hospitality Trust | | — | | 24,981 |
| Accounts receivable and other assets assumed in acquisition of NexPoint Hospitality Trust | | — | | (1,305) |
| Prepaid assets and other assets assumed in acquisition of NexPoint Hospitality Trust | | — | | (1,492) |
| Accounts payable and other liabilities assumed in acquisition of NexPoint Hospitality Trust | | — | | 14,276 |
| Change in capitalized construction costs included in accounts payable and other accrued liabilities | | 25 | | 698 |
| Real estate taxes payable assumed in acquisition of NexPoint Hospitality Trust | | — | | 1,233 |

See Notes to Consolidated Financial Statements

## 1. Organization and Description of Business

NexPoint Diversified Real Estate Trust (the "Company", "we", "us", or "our") was formed in Delaware and has elected to be taxed as a real estate investment trust (a "REIT"). Substantially all of the Company's business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company's operating partnership. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP. As of December 31, 2025, there were 44,536,894.47 common units of the OP outstanding, of which 99.96% were owned by the Company.

The Company is externally managed by NexPoint Real Estate Advisors X, L.P. (the "Adviser"), through an agreement dated July 1, 2022, amended on October 25, 2022, April 11, 2023, July 22, 2024 and September 19, 2025 (the "Advisory Agreement"), by and among the Company and the Adviser for a term that will expire on July 1, 2026 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. The Company had no employees as of December 31, 2025. All of the Company's investment decisions are made by the Adviser, subject to general oversight by the Adviser's investment committee and our board of trustees (the "Board"). The Adviser is wholly owned by NexPoint Advisors, L.P. (the "Sponsor" or "NexPoint").

As a diversified REIT, the Company's primary investment objective is to provide both current income and capital appreciation. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease, retail and small-bay industrial. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

## 2. Asset Acquisition

### NHT Acquisition

On April 10, 2024, NexPoint Real Estate Partners, LLC ("NREP"), an entity advised by an affiliate of the Adviser, and Highland Capital Management, L.P. ("Highland"), a third party, entered into a Purchase Agreement ("Purchase Agreement") whereby Highland agreed to sell, among other things, 2,176,257 units (the "NHT Units") of NexPoint Hospitality Trust ("NHT") to NREP. The Purchase Agreement was funded in part by cash of $0.8 million provided to NREP by the Company that was allocated for the sale of the NHT Units. Then on April 19, 2024, the Company, NexPoint Real Estate Opportunities, LLC ("NREO"), a wholly owned subsidiary of the Company, and NREP entered into an Assignment of Interests Agreement whereby NREP distributed, assigned, conveyed, transferred, set over, and delivered to NREO its right to purchase the NHT Units under the Purchase Agreement and all of its rights, title and interest in, to and under the NHT Units, including all voting, consent and financial rights, free and clear of all liens and encumbrances (the "NHT Acquisition"). As a result, the Company owned 53.65% of the outstanding NHT Units and was determined to hold the controlling financial interest in NHT and as a result consolidated NHT. The NHT Acquisition was accounted for as an asset acquisition under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*.

Because the Company did not wholly own NHT following the NHT Acquisition, the Company recognized a noncontrolling interest ("NCI") of $6.9 million, which was recorded at fair value when the controlling financial interest was acquired. The Company also recorded an unrealized gain on its previously held interest in NHT of $3.9 million.

On November 22, 2024, the Company announced that it had entered into an Agreement and Plan of Merger (the "NHT Merger Agreement") pursuant to which it would acquire the remaining outstanding NHT Units in a merger transaction (the "NHT Merger"). On February 21, 2025, NHT's unitholders voted to approve the NHT Merger. On April 17, 2025, the Company consummated the NHT Merger in accordance with the NHT Merger Agreement.

As consideration for the NHT Merger, the Company issued 1,084,593 common shares to the former unitholders of NHT and caused the OP to issue 227,728.5 profits interest units to certain individuals employed by an affiliate of the Adviser as replacement awards for profits interest units they were previously granted by NHT and 19,881.2299 limited partnership units to one of the members of NHT's operating company. Additionally, the Company issued promissory notes to certain unitholders of NHT that may be deemed affiliates of the Company in an aggregate principal amount of approximately $0.8 million in lieu of common shares they otherwise would have been entitled to receive in consideration for the NHT Merger. Unitholders of NHT who elected to receive a cash payment for the redemption of their units received aggregate payments of approximately $76.0 thousand from NHT in a reorganization transaction consummated prior to the consummation of the NHT Merger. NHT also paid an aggregate of approximately $0.9 million to redeem certain deferred units held by its trustees prior to the consummation of the NHT Merger.

The accumulated cost of the NHT Acquisition was allocated to the acquired assets and liabilities based on their relative fair values as of April 10, 2024, as follows (in thousands):

| Description | | As Issued |
| --- | --- | --- |
| Land | $ | 22,673 |
| Buildings and improvements | | 128,616 |
| Construction in progress | | 3,613 |
| Furniture, fixtures, and equipment | | 12,722 |
| Investments, at fair value | | 5,000 |
| Cash and cash equivalents | | 38,467 |
| Restricted cash | | 5,065 |
| Prepaid and other assets | | 4,001 |
| Right-of-use asset | | 1,465 |
| Interest-rate cap | | 1,064 |
| Mortgages payable | | (114,640) |
| Notes payable | | (70,529) |
| Accounts payable and other accrued liabilities | | (21,826) |
| Accrued real estate taxes | | (1,233) |
| Identifiable Net Assets Acquired | $ | 14,458 |

## 3. Summary of Significant Accounting Policies

*Basis of Accounting*

The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared according to the rules and regulations of the SEC.

In the opinion of management, all adjustments and eliminations necessary for the fair presentation of the Company's financial position as of December 31, 2025 and 2024, and results of operations for the years ended December 31, 2025 and 2024 have been included. Such adjustments are normal and recurring in nature.

*Principles of Consolidation*

The Company accounts for partnerships, joint ventures and other similar entities in which it holds an ownership interest in accordance with FASB ASC 810, Consolidation. The Company first evaluates whether each entity is a variable interest entity ("VIE"). Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

The consolidated financial statements include the accounts of the Company and its subsidiaries, including the OP and its subsidiaries. The Company's sole significant asset is its investment in the OP, and consequently, substantially all of the Company's assets and liabilities represent those assets and liabilities of the OP.

*Redeemable Noncontrolling Interests*

Noncontrolling interests represent the ownership interests in the OP held by entities other than the Company. Those noncontrolling interests that the holder is allowed to redeem before liquidation or termination of the entity that issued those interests are considered redeemable noncontrolling interests.

The OP has issued redeemable noncontrolling interests classified on the Consolidated Balance Sheets as temporary equity in accordance with ASC 480. This is presented as "Redeemable noncontrolling interests in the OP" on the Consolidated Balance Sheets and their share of "Net Income (Loss)" as "Net Income (Loss) attributable to redeemable noncontrolling interests in the OP" in the accompanying Consolidated Statements of Operations.

The redeemable noncontrolling interests were initially measured at fair value. The redeemable noncontrolling interests will be adjusted to their redemption value if such value exceeds the carrying value of the redeemable noncontrolling interests. Capital contributions, distributions and profits and losses are allocated to the redeemable noncontrolling interests in accordance with the terms of the partnership agreements of the OP.

*Reclassification of Prior Year Activity on the Consolidated Statement of Cash Flows*

Certain reclassifications have been made within the consolidated statements of cash flows to proceeds from asset redemptions and proceeds from sale of investments for the year ended December 31, 2024 to be comparative to the Consolidated Statement of Cash Flows for the year ended December 31, 2025.

*Income Taxes*

I.      *U.S. REIT Status*

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its "REIT taxable income," as defined by the Code, to its shareholders. As a REIT, the Company will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes.

If the Company fails to meet these requirements, it could be subject to federal income tax on all of the Company's taxable income at regular corporate rates for that year. The Company would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of December 31, 2025, the Company believes it is in compliance with all applicable REIT requirements.

As a REIT for U.S. federal income tax purposes, the Company may deduct earnings distributed to shareholders against the income generated by our REIT operations. The Company continues to be subject to income taxes on the income of its taxable REIT subsidiaries. A reconciliation of the deferred tax asset (liability) for the periods indicated is as follows (in thousands):

| | As of December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2025 | | | | 2024 | | | |
| | NHF TRS | NREO TRS | NHT TRSs | Combined | NHF TRS | NREO TRS | NHT TRSs | Combined |
| Deferred Tax Assets | $ 13,913 | $ 583 | $ 5,050 | $ 19,546 | $ 14,942 | $ 290 | $ 6,561 | $ 21,793 |
| Valuation Allowance | (11,486) | — | (5,050) | (16,536) | (10,487) | — | (6,535) | (17,022) |
| Deferred Tax Liability | — | (2,512) | — | (2,512) | — | (2,127) | (26) | (2,153) |
| Deferred Tax Asset (Liability), net of Valuation Allowance | $ 2,427 | $ (1,929) | $ — | $ 498 | $ 4,455 | $ (1,837) | $ — | $ 2,618 |

The Company's tax provision for annual periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. Our effective tax rates for the years ended December 31, 2025 and 2024 were 0.09% and (2.49%), respectively. Our effective tax rate differs from the U.S. federal statutory corporate tax rate of 21.0% primarily due to our REIT operations generally not being subject to federal income taxes.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2025 and 2024. The Company and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2024, 2023 and 2022 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has not recorded any uncertain tax positions for the years ended December 31, 2025 and 2024.

As further described in Note 3, the Company has elected to prospectively adopt the guidance in Accounting Standard Update ("ASU") No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, or ASU 2023-09. The following table is a reconciliation of the U.S. federal statutory income tax rate to the Company's effective rate in accordance with the guidance in ASU No. 2023-09 (in thousands, except percentages):

| | December 31, 2025 | % |
|---|---|---|
| Expected Tax at U.S federal statutory rate | $ (26,701) | 21.0% |
| Tax credits | — | 0.0% |
| Nontaxable and nondeductible items | | 0.0% |
| Non-taxable REIT income | 27,200 | -21.4% |
| Income tax refund | (2,028) | 1.6% |
| Cross-border tax laws | — | 0.0% |
| Other reconciling items | (523) | 0.4% |
| Changes in tax laws or rates enacted in the current period | — | 0.0% |
| Changes in unrecognized tax benefits | 2,120 | -1.7% |
| State income taxes, net of federal effect | 43 | 0.0% |
| | $ 111 | -0.1% |

The following table presents income taxes paid, disaggregated by jurisdiction, for the periods presented (in thousands):

|  | December 31, 2025 |
|---|---|
| U.S. Federal (1) | $ (529) |
| U.S. State | |
|   California | 3 |
|   Florida (1) | (118) |
|   Texas | 80 |
| Total state | (35) |
| Foreign | — |
| Total income tax paid (refunded) (1) | $ (564) |

  (1)  Amounts reflect net cash taxes paid (refunded) during the period.

Net income tax expense (benefit), disaggregated by jurisdiction, is summarized in the following table (in thousands):

|  | December 31, 2025 |
|---|---|
| **Current tax expense (benefit)** | |
|   U.S. federal | $ (1,751) |
|   U.S. state | 43 |
|   Foreign | — |
| **Total current tax expense (benefit)** | $ (1,708) |
| | |
| **Deferred tax expense (benefit)** | |
|   U.S. federal | $ 1,597 |
|   U.S. state | — |
|   Foreign | — |
| **Total deferred tax expense (benefit)** | $ 1,597 |
| | |
| **Total income tax expense (benefit)** | |
|   U.S. federal | $ (154) |
|   U.S. state | 43 |
|   Foreign | — |
| **Total income tax expense (benefit)** | $ (111) |

The following table is a reconciliation of the U.S. federal statutory income tax rate of 21% to the Company's effective rate for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09. Income tax expense (benefit) for the years ended December 31, 2024 differed from the amount computed by applying the statutory U.S. federal income tax rate to income before income taxes as a result of the following (in thousands, except percentages):

|  | For the Year Ended December 31, 2024 | |
|---|---|---|
| Expected tax at U.S. federal statutory income tax rate | $ (11,592) | 21.0% |
| Non-taxable REIT income | 10,838 | -19.6% |
| Change in valuation allowance | 2,126 | -3.9% |
| Total expense (benefit) | $ 1,372 | -2.5% |

  II.     *Canadian mutual fund status*

Through April 17, 2025, NHT was a mutual fund trust pursuant to the Income Tax Act (Canada) (the "Tax Act"). Under the-then current tax legislation, a mutual fund trust that was not a specified investment flow-through trust ("SIFT") pursuant to the Tax Act generally was entitled to deduct distributions of taxable income such that it was not liable to pay Canadian income taxes provided that its taxable income was fully distributed to unitholders. On April 17, 2025, in connection with the merger of NHT into the Company, NHT ceased to exist as a separate entity and no longer qualified for mutual fund trust status. Accordingly, the mutual fund trust provisions described above are no longer applicable subsequent to the merger date.

*Deferred Tax Assets*

As of December 31, 2025 and 2024, significant components of the net deferred tax assets ("DTA") of the Company's TRSs were as follows (in thousands):

| | Deferred Tax Asset as of December 31, 2025 | Deferred Tax Asset as of December 31, 2024 |
|---|---|---|
| Capital loss carryover from prior year | $ 137 | $ 137 |
| Net operating loss carryover from prior year | 372 | 298 |
| Net operating loss carryover to be utilized in current year | 75 | (145) |
| Unrealized tax loss on investments | 18,962 | 21,503 |
| Total deferred tax assets | 19,546 | 21,793 |
| Valuation allowance | (16,536) | (17,022) |
| Deferred tax liability | (2,512) | (2,153) |
| Net deferred tax asset | $ 498 | $ 2,618 |

The Company may not offset tax assets or liabilities from one TRS with those of another TRS. NHF TRS, LLC, one of the Company's TRSs, is estimated to generate a net taxable capital loss of $3.0 million for the year ended December 31, 2025 and generated a net taxable capital loss of $7.9 million for the year ended December 31, 2024. The Company believes it is more likely than not that it will be able to harvest capital losses within this TRS during the three succeeding taxable years to be eligible for a capital loss carryback refund claim and has therefore not applied a valuation allowance to the extent of the expected future refund claim. As such, the Company has recorded a valuation allowance of $11.5 million and $10.5 million as of December 31, 2025 and 2024, respectively, against the Company's gross deferred tax assets to arrive at a net DTA of $2.4 million and $4.5 million as of December 31, 2025 and 2024, respectively, to reflect the expected tax benefit associated with the unrealized tax losses at this TRS. NREO TRS, LLC ("NREO TRS") has an estimated net operating loss balance of $2.1 million as of December 31, 2025 that does not have an expiration date as well as an estimated $0.7 million capital loss balance as of December 31, 2025 that will expire if not utilized by the end of 2026. The Company believes that it will be able to fully utilize the tax assets from NREO TRS and has not therefore applied a valuation allowance to the $0.6 million DTA generated by this TRS. NREO TRS, one of the Company's TRSs, had an estimated net operating loss balance of 0.7 million as of December 31, 2024 that does not have an expiration date as well as an estimated $0.7 million capital loss balance as of December 31, 2024, that will expire if not utilized within the succeeding four taxable years.

*Cash, Cash Equivalents and Restricted Cash*

The Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. Substantially all amounts on deposit with major financial institutions exceed insured limits. Restricted cash represents cash deposited in accounts related to security deposits, property taxes, insurance premiums and deductibles and other lender-required escrows. Amounts deposited in the reserve accounts associated with the loans can only be used as provided for in the respective loan agreements, and security deposits held pursuant to lease agreements are required to be segregated.

*Income Recognition*

*Rental Income* – The Company has made several investments in direct real estate. The primary operations of these direct real estate investments consist of rental income earned from its tenants under lease agreements. Rental income is recognized on the straight-line method over the related terms of the leases. Tenant and resident reimbursements and other income consist of charges billed to tenants for utilities, administrative, application and other fees and are recognized when earned which is included in rental income in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

*Interest Income* – Debt investments where the Company expects to collect the contractual interest and principal payments are considered to be performing. The Company recognizes income on performing debt investments in accordance with the terms of the investment on an accrual basis. Interest income also includes amortization of loan premiums or discounts and loan origination costs and prepayment penalties.

*Dividend Income* – Dividends and other corporate actions are recorded on the ex-dividend date except for certain foreign corporate actions, which are recorded as soon after ex-dividend date as such information becomes available and is verified.

*Realized Gain (Loss) on Investments* - The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statement of Operations and Comprehensive Income (Loss) with respect to the investment sold at the time of the sale.

*Unrealized Gain (Loss) on Investments* – Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

*Hotel Revenue Recognition*

Rooms revenue is recognized over the length of a customer's hotel stay.

Food and beverage ("F&B") revenue generally consists of goods and ancillary service charges the customer separately chooses to purchase and are recognized generally when the goods or services are provided to the customer.

*Expense Recognition*

*Interest expense* - Interest expense in accordance with the Company's financing agreements, is recorded on the accrual basis.

*Property operating expenses* - Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs.

*Property management fees* - Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 13 to our consolidated financial statements) and other property managers for managing the day-to-day operations of our hotels.

*Real estate taxes and insurance* - Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property. Insurance includes the cost of commercial, general liability, and other needed insurance for each property.

*Advisory and administrative fees* - Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 13).

*Property general and administrative expense* - Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property.

*Corporate general and administrative expenses* - Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, equity-based compensation expense, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive certain advisory and administrative fees otherwise due. If advisory and administrative fees are waived in a period, the waived fees for that period are considered to be waived permanently and the Adviser may not be reimbursed in the future.

*Depreciation and amortization* - Depreciation and amortization costs primarily include depreciation of our properties and amortization of leases or expenses.

*Investments*

The Company holds investments in publicly traded companies and privately held entities primarily involved in the life science, multifamily, self-storage, single-family rental, mortgage lending, and hospitality industries. Each investment is evaluated to determine whether the Company has the ability to exercise significant influence, but not control, over an investee. Investments are evaluated in which Company ownership is equal to or greater than 20%, but less than or equal to 50%, of an investee's voting stock with a presumption that the Company has this ability. For our investments in limited partnerships and functional equivalents that maintain specific ownership accounts, we presume that such ability exists when our ownership interest exceeds 3% to 5%. In addition to the Company's ownership interest, the Company also considers whether it has a board seat or whether it participates in the policy-making process, among other criteria, to determine if we have an ability to exert significant influence, but not control, over an investee. If we determine that we have such ability, but we do not control, we account for the investment under the equity method of accounting, as described below.

*Investments that qualify for the equity method of accounting* – Under the equity method of accounting, the Company initially recognizes its investment at cost and subsequently adjusts the carrying amount of the investments for its share of earnings and losses reported by the investee, distributions received, and other-than-temporary impairments. The Company has elected the fair value option for several of its investments that would otherwise be accounted for under the equity method. Distributions from these investments are accounted for as Interest and Dividend income and mark-to-market gains and losses are included in Change in Unrealized Gains/(Losses) on the consolidated Statement of Operations and Comprehensive Income (Loss). For more information about the Company's investments accounted for under the equity method, refer to Note 8 – Equity Method Investments. The Company has elected for certain of the equity method investments to be measured using fair value. Summarized financial information for significant equity method investments, as determined in accordance with Rule 8-03(b)(3) of Regulation S-X, for which results are not available on a timely basis, are reported on a three-month lag.

*Investments that do not qualify for the equity method of accounting* – For investees over which we determine that we do not have the ability to exercise significant influence or control, we account for each investment depending on whether it is an investment in a (i) publicly traded company, (ii) privately held entity that reports net asset value ("NAV") per share, or (iii) privately held entity that does not report NAV per share, as described below.

*Investments in publicly traded companies* – Our investments in publicly traded companies are classified as investments with readily determinable fair values and are presented at fair value in our Consolidated Balance Sheets, with changes in fair value classified in change in unrealized gain (loss) in our Consolidated Statement of Operations and Comprehensive Income (Loss). The fair values of our investments in publicly traded companies are determined based on sales prices or quotes available on securities exchanges.

*Investments in privately held companies* – Our investments in privately held entities without readily determinable fair values consist of (i) investments in privately held entities that report NAV per share and (ii) investments in privately held entities that do not report NAV per share. These investments are accounted for as follows:

Investments in privately held entities that report NAV per share – Investments in privately held entities that elect the fair value option that report NAV per share, such as our privately held investments in limited partnerships, are presented at fair value using NAV, with changes in fair value recognized in net income. We use NAV per share reported by limited partnerships generally without adjustment, unless we are aware of information indicating that the NAV reported by a limited partnership does not accurately reflect the fair value of the investment at our reporting date.

Investments in privately held entities that do not report NAV per share – Investments in privately held entities that do not report NAV per share are accounted for using a valuation technique described further in Note 9 - Fair Value of Financial Instruments.

*Impairment evaluation of equity method investments* – We monitor equity method investments not reported at fair value for indicators that a decrease in the value of the investment has occurred that is other than temporary. If such indicators are present, we are required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value.

*Fair Value Measurements*

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820, *Fair Value Measurement and Disclosures* establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity's own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes independent third parties to perform the allocation of value analysis for each property acquisition and to perform the market valuations on its derivative financial instruments and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments and derivative financial instruments are fair and consistent as of the measurement date.

*Valuation of Investments*

As of December 31, 2025 and 2024, the Company's fair valued investments consisted of senior loans, corporate bonds, collateralized loan obligations ("CLOs"), convertible notes, common stocks, rights, warrants, LP interests and LLC interests. The fair value of the Company's senior loans, bonds, and CLOs are generally based on quotes received from brokers or independent pricing services. Senior loans, bonds, and CLOs with quotes that are based on actual trades with a sufficient level of activity on or near the measurement date are classified as Level 2 assets. Senior loans, bonds, and CLOs that are priced using quotes derived from implied values, indicative bids, or a limited number of actual trades are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. The Company has elected for certain of the equity method investments to be measured using fair value. The Company has elected for all debt instruments to be measured using fair value.

105

The fair value of the Company's common stocks, rights, and warrants that are not actively traded on national exchanges are generally priced using quotes derived from implied values, indicative bids, or a limited amount of actual trades and are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. At the end of each calendar quarter, the Adviser evaluates the Level 2 and 3 assets and liabilities for changes in liquidity, including but not limited to: whether a broker is willing to execute at the quoted price, the depth and consistency of prices from third party services, and the existence of contemporaneous, observable trades in the market. Additionally, the Adviser evaluates the Level 1 and 2 assets and liabilities on a quarterly basis for changes in listings or delistings on national exchanges. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values the Company may ultimately realize. Further, such investments may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities.

The fair value of the Company's investments in common stock, exchange-traded funds, other registered investment companies and warrants that are not actively traded on national exchanges are generally priced using quotes derived from implied values, indicative bids, or a limited amount of actual trades and are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. The Company's real estate investments include equity interests in limited liability companies and equity issued by REITs that invest in commercial real estate. The fair value of real estate investments that are not actively traded on national exchanges are based on internal models developed by the Adviser. The significant inputs to the models include cash flow projections for the underlying properties, capitalization rates and appraisals performed by independent valuation firms. These inputs are not readily observable, and the Company has classified the investments as Level 3 assets. Exchange-traded options are valued based on the last trade price on the primary exchange on which they trade. If an option does not trade, the mid-price, which is the mean of the bid and ask price, is utilized to value the option.

The fair value of the Company's convertible notes are categorized as Level 3 assets in the fair value hierarchy. Convertible notes are valued using a discounted cash flow model using discount rates derived from observable market data applied to the internal rate of return implied by the expected contractual cash flows.

*Distributions from equity method investments*

We use the "nature of the distribution" approach to determine the classification within our consolidated statements of cash flows of cash distributions received from equity method investments, including our unconsolidated real estate joint ventures and equity method non-real estate investments. Under this approach, distributions are classified based on the nature of the underlying activity that generated the cash distributions. Under the cumulative earnings approach, distributions up to the amount of cumulative equity in earnings recognized are classified as cash inflows from operating activities, and those in excess of that amount are classified as cash inflows from investing activities.

*Leases*

The Company's leasing activities are accounted for under ASC 842, *Leases*, if an identified contract is, or contains, a lease.

Lessors classify leases as either sales-type, direct financing or operating leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. If none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the underlying asset's fair value and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. All of the leasing arrangements where the Company is the lessor are classified as operating leases.

Lessees classify leases as either finance or operating leases. A lease is classified as a finance lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if none of the five criteria described above for finance lease classification is met. The Company has one finance lease related to the Bradenton Hampton Inn & Suites, and one operating lease related to HUB Research Triangle Park, which are included in "Right-of-use assets" on the Consolidated Balance Sheets.

*Purchase Price Allocation*

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs ("total consideration") are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets and liabilities in accordance with FASB ASC 805, *Business Combinations.*

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820") (see Note 9), is based on management's estimate of the property's "as-if" vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

*Operating Real Estate Investments*

Real estate assets, including land, buildings, improvements, furniture, fixtures and equipment, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. Real estate-related depreciation and amortization are computed on a straight-line basis generally over the estimated useful lives as described in the following table:

|  | Years |
| --- | --- |
| Land | Not depreciated |
| Buildings | 30 - 40 |
| Improvements | 3 - 20 |
| Furniture, fixtures, and equipment | 3 - 7 |
| Intangible lease assets and liabilities | Over lease term |

Construction in progress includes the cost of renovation projects being performed at the various properties. Once a project is complete, the historical cost of the renovation is placed into service in one of the categories above depending on the type of renovation project and is depreciated over the estimated useful lives as described in the table above.

*Impairment*

Real estate assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. For the years ended December 31, 2025 and 2024, the Company recorded approximately $0.6 million and $5.2 million, respectively, of impairment loss on real estate held and used, which is included in impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss).

*Held for Sale*

The Company periodically classifies real estate assets as held for sale when certain criteria are met in accordance with GAAP. At that time, the Company presents the net real estate assets and the liabilities associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of December 31, 2025 and 2024, there were zero and three properties classified as held for sale, respectively. In addition to the net real estate assets, the Consolidated Balance Sheets also include approximately $0 million and $0.1 million of accounts receivable and prepaid and other assets, and approximately $0 million and $0.8 million of accounts payable, real estate taxes payable, security deposits, prepaid rents, and other accrued liabilities related to assets held for sale as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the Company recorded approximately $1.8 million and $1.9 million, respectively, of losses on real estate held for sale, which are included in impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss).

*Segment Reporting*

In 2024, we adopted ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires a public entity to disclose significant segment expenses and other segment items in interim and annual periods and expands the GAAP disclosure requirements for interim periods. The ASU 2023-07 also explicitly requires public entities with a single reportable segment to provide all segment disclosures under GAAP. The Company identifies and discloses its reporting segment(s) in accordance with ASC 280, Segment Reporting. In applying this guidance, the Company first identifies its operating segment(s) from the component(s) where: (1) it engages in business activities from which it may recognize revenue and incur expenses, (2) its operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (3) its discrete financial information is available. Reportable segments are generally those operating segments that meet certain quantitative thresholds. The Company has determined it has two reportable segments: Diversified and Hospitality.

*Recent Accounting Pronouncements*

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU-2023-09"), which introduced enhancements to income tax disclosures. The Company adopted this new standard beginning with the 2025 annual reporting, which did not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires disclosures of disaggregated information about certain income statement expense line items on an annual and interim basis. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and should be applied prospectively, with the option to apply retrospectively. The Company is currently evaluating the impact of adopting the amendments on its disclosures.

## 4. Investments in Real Estate Subsidiaries

The Company conducts its operations through the OP which owns several real estate properties through single asset limited liability companies that are special purpose entities ("SPEs"). The Company consolidates the SPEs that it controls as well as any VIEs where it is the primary beneficiary. All of the properties the SPEs own are consolidated in the Company's consolidated financial statements. The assets of each entity can only be used to settle obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

As of December 31, 2025, the Company, through the OP, owned eight properties through SPEs, including four in the Diversified segment, and four in the Hospitality segment. The following table represents the Company's ownership in each property by virtue of its consolidation of the SPEs that directly own the title to each property as of December 31, 2025 and 2024:

| | | | | Effective Ownership Percentage at | |
| | | | | December 31, 2025 | December 31, 2024 |
| Property Name | Location | Year Acquired | | | |
|---|---|---|---|---|---|
| White Rock Center | Dallas, Texas | 2013 | | 100% | 100% |
| 5916 W Loop 289 | Lubbock, Texas | 2013 | | 100% | 100% |
| Cityplace | Dallas, Texas | 2018 | | 100% | 100% |
| NexPoint Dominion Land, LLC (1) | Plano, Texas | 2022 | | 100% | 100% |
| Dallas Hilton Garden Inn | Dallas, Texas | 2014 | (2) | 100%(3) | 54% |
| Addison Property | Addison, Texas | 2017 | (2) | (3) 0%(4) | 54% |
| Plano Homewood Suites | Plano, Texas | 2017 | (2) | (3) 0%(4) | 54% |
| Las Colinas Homewood Suites | Las Colinas, Texas | 2017 | (2) | (3) 0%(4) | 54% |
| St. Petersburg Marriott | St. Petersburg, Florida | 2018 | (2) | 100%(3) | 54% |
| Hyatt Place Park City | Park City, Utah | 2022 | (2) | 100%(3) | 54% |
| Bradenton Hampton Inn & Suites | Bradenton, Florida | 2022 | (2) | 100%(3) | 54% |

(1) NexPoint Dominion Land, LLC owns 100% of 21.5 acres of undeveloped land in Plano, Texas.
(2) Reflects the date NHT or its predecessor acquired the property.
(3) The Company owns 100% of the properties, and as of December 31, 2024, the Company owned approximately 54% of NHT.
(4) Property was sold during the year ended December 31, 2025.

## 5. Consolidated Real Estate Investments

As of December 31, 2025, the major components of the Company's investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

| Real Estate Investments | Land | Buildings and Improvements | Intangible Lease Assets | Intangible Lease Liabilities | Right of use assets | Construction in Progress | Furniture, Fixtures, and Equipment | Totals |
|---|---|---|---|---|---|---|---|---|
| White Rock Center | $ 1,315 | $ 10,672 | $ 1,921 | $ (101) | $ — | $ — | $ 13 | $ 13,820 |
| 5916 W Loop 289 | 851 | 2,594 | — | — | — | — | — | 3,445 |
| Cityplace | 18,812 | 195,416 | 9,058 | (6,669) | — | 19,239 | 379 | 236,235 |
| NexPoint Dominion Land, LLC | 26,500 | — | — | — | — | — | — | 26,500 |
| Dallas Hilton Garden Inn | 4,116 | 24,838 | — | — | — | 74 | 1,587 | 30,615 |
| St. Petersburg Marriott | 5,829 | 37,879 | — | — | — | 731 | 2,307 | 46,746 |
| Hyatt Place Park City | 3,737 | 20,327 | — | — | — | 876 | 3,166 | 28,106 |
| Bradenton Hampton Inn & Suites | 837 | 25,669 | — | — | 1,464 | 317 | 2,904 | 31,191 |
| HUB Research Triangle Park | — | — | — | — | 534 | — | — | 534 |
| | 61,997 | 317,395 | 10,979 | (6,770) | 1,998 | 21,237 | 10,356 | 417,192 |
| Accumulated depreciation and amortization | — | (37,837) | (9,215) | 4,705 | (68) | — | (2,908) | (45,323) |
| **Total Operating Properties** | $ 61,997 | $ 279,558 | $ 1,764 | $ (2,065) | $ 1,930 | $ 21,237 | $ 7,448 | $ 371,869 |

As of December 31, 2024, the major components of the Company's investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

| Real Estate Investments | Land | Buildings and Improvements | Intangible Lease Assets | Intangible Lease Liabilities | Right of use assets | Construction in Progress | Furniture, Fixtures, and Equipment | Totals |
|---|---|---|---|---|---|---|---|---|
| White Rock Center | $ 1,315 | $ 10,568 | $ 1,921 | $ (101) | $ — | $ — | $ 13 | $ 13,716 |
| 5916 W Loop 289 | 1,081 | 2,938 | — | — | — | — | — | 4,019 |
| Cityplace | 18,812 | 195,408 | 9,058 | (6,669) | — | 19,053 | 356 | 236,018 |
| NexPoint Dominion Land, LLC | 26,500 | — | — | — | — | — | — | 26,500 |
| Dallas Hilton Garden Inn | 4,116 | 24,631 | — | — | — | 96 | 1,475 | 30,318 |
| St. Petersburg Marriott | 5,829 | 33,715 | — | — | — | 3,951 | 2,301 | 45,796 |
| Hyatt Place Park City | 3,737 | 19,876 | — | — | — | 877 | 3,146 | 27,636 |
| Bradenton Hampton Inn & Suites | 837 | 25,064 | — | — | 1,465 | 712 | 2,833 | 30,911 |
| HUB Research Triangle Park | — | — | — | — | 711 | — | — | 711 |
| | 62,227 | 312,200 | 10,979 | (6,770) | 2,176 | 24,689 | 10,124 | 415,625 |
| Accumulated depreciation and amortization | — | (25,230) | (8,353) | 3,631 | (29) | — | (1,390) | (31,371) |
| **Total Operating Properties** | $ 62,227 | $ 286,970 | $ 2,626 | $ (3,139) | $ 2,147 | $ 24,689 | $ 8,734 | $ 384,254 |
| **Held for Sale Properties** | | | | | | | | |
| Plano Homewood Suites | $ 2,106 | $ 5,394 | $ — | $ — | $ — | $ 28 | $ 738 | 8,266 |
| Las Colinas Homewood Suites | 2,292 | 10,153 | — | — | — | 313 | 1,004 | 13,762 |
| Addison Property | 2,351 | 4,577 | — | — | — | 518 | 804 | 8,250 |
| Accumulated depreciation and amortization | — | (218) | — | — | — | — | (170) | (388) |
| **Total Held for Sale Properties** | $ 6,749 | $ 19,906 | $ — | $ — | $ — | $ 859 | $ 2,376 | $ 29,890 |

Depreciation expense was $14.1 million for the year ended December 31, 2025 and $13.6 million for the year ended December 31, 2024. Amortization expense related to the Company's intangible lease assets was $0.9 million for the year ended December 31, 2025 and $1.6 million for the year ended December 31, 2024. Amortization expense related to the Company's intangible lease liabilities was $1.1 million for the year ended December 31, 2025 and $1.4 million for the year ended December 31, 2024. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was $1.0 million for the year ended December 31, 2025 and $1.0 million for the year ended December 31, 2024.

*Acquisitions*

There were no acquisitions by the Company for the year ended December 31, 2025. During the year ended December 31, 2024, as a result of the NHT Acquisition, the Company consolidated the following properties: Dallas Hilton Garden Inn, Addison Property, Plano HomeWood Suites, Las Colinas HomeWood Suites, St. Petersburg Marriott, Hyatt Place Park City, Bradenton Hampton Inn & Suites.

*Dispositions*

The Company sold three properties for the year ended December 31, 2025 as detailed in the table below (in thousands). The Company did not sell any properties during the year ended December 31, 2024.

| Property Name | Location | Date of Sale | Sales Price | Net Cash Proceeds | Gain (Loss) on Sale of Real Estate |
|---|---|---|---|---|---|
| Plano HomeWood Suites | Plano, Texas | 1/24/2025 | $ 8,300 | $ 8,154 | $ 11 |
| Addison Property | Addison, Texas | 4/18/2025 | $ 6,400 | $ 6,308 | $ (88) |
| Las Colinas HomeWood Suites | Las Colinas, Texas | 4/8/2025 | $ 14,000 | $ 13,844 | $ 114 |

## 6. Debt

The following table contains summary information of the Company's debt as of December 31, 2025 and 2024 (dollars in thousands):

| Description | | Type | Outstanding principal as of December 31, 2025 | Outstanding principal as of December 31, 2024 | Interest Rate | Maturity Date (7) |
|---|---|---|---|---|---|---|
| **Mortgages Payable** | | | | | | |
| Cityplace Note A-1 | (1) | Floating | $ 97,755 | $ 99,435 | 6.15% | 3/8/2026 |
| Cityplace Note A-2 | (1) | Floating | 12,306 | 12,517 | 6.15% | 3/8/2026 |
| Cityplace Note B-1 | (1) | Floating | 21,384 | 21,751 | 10.15% | 3/8/2026 |
| Cityplace Note B-2 | (1) | Floating | 2,692 | 2,738 | 10.15% | 3/8/2026 |
| Cityplace Mezz Note-1 | (1) | Floating | 3,055 | 3,107 | 10.15% | 3/8/2026 |
| Cityplace Mezz Note-2 | (1) | Floating | 385 | 391 | 10.15% | 3/8/2026 |
| NHT - Note A | (2) | Floating | 26,381 | 50,188 | 6.15% | 2/8/2026 |
| NHT - Note B | (2) | Floating | 12,702 | 24,165 | 10.61% | 2/8/2026 |
| NHT - PC & B Loan | (3) | Floating | 38,580 | 37,875 | 8.85% | 2/5/2026 |
| White Rock Center Note | (4) | Fixed | 10,000 | 10,000 | 10.00% | 8/2/2029 |
| **Notes Payable** | | | | | | |
| Dominion Note | | Floating | 13,250 | 13,250 | 6.75% | 8/8/2026 |
| Raymond James Loan | | Floating | — | 11,000 | | |
| NexBank Revolver | (5) | Floating | 10,994 | 16,485 | 7.75% | 5/21/2026 |
| Convertible Notes Due to Affiliates | | Fixed | 58,111 | 57,986 | 2.25% - 7.50% | 2/14/2027 - 9/30/2042 |
| Promissory Notes Due to Affiliates | | Fixed | 817 | — | 7.33% | 4/17/2027 |
| **Prime Brokerage Borrowing** | | | | | | |
| Jefferies Line of Credit | | Floating | 5,136 | 1,222 | 4.14% | N/A (8) |
| **Total Debt** | | | $ 313,548 | $ 362,110 | | |
| Fair market value adjustment, net of accumulated amortization | (6) | | (6,222) | (7,740) | | |
| Deferred financing costs | | | (303) | (315) | | |
| | | | $ 307,023 | $ 354,055 | | |

(1) This debt is secured by the following property: Cityplace.

(2) This debt is secured by the following properties: HGI Property and the St. Pete Property.

(3) This debt is secured by the following properties: Park City and Bradenton.

(4) This debt is secured by the following property: White Rock Center.

(5) This debt is secured by the following property and investments: 5916 W Loop 289 and IQHQ, LP ("IQHQ LP").

(6) The Company recorded a valuation adjustment of the Convertible Notes Due to Affiliates upon the consolidation of NHT to adjust for the difference between the fair value and the outstanding principal amount of the debt. The difference is amortized into interest expense.

(7) See Note 18 for additional information regarding the maturity date of the loans.

(8) This debt balance has no stated maturity date.

*Cityplace Debt*

The Company has debt on Cityplace pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the "Loan Agreement"). The debt is limited recourse to the Company and encumbers the property. On April 15, 2025, the lender agreed to defer the maturity of Cityplace debt by twelve months to March 8, 2026. Effective as of March 8, 2026, the lender agreed to defer the maturity to May 8, 2026. Management is currently engaged in discussions with the lender regarding the extension of the maturity date of the Cityplace debt. Management can give no assurance that the lender will agree to such an extension.

Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management is evaluating multiple options to fund the repayment of the $137.6 million principal balance outstanding as of December 31, 2025, including refinancing the debt, securing additional equity or debt financing, selling a portion of the portfolio, or any combination thereof. Should management be unable to complete any of these options, management has the contractual right to surrender the property to the lender in lieu of repayment. If the Company were to surrender the property to the lender, management believes that its remaining liquidity is sufficient for it to satisfy its remaining obligations for a period of one year from the date these financial statements are issued.

The weighted average interest rate of the Company's debt related to its Cityplace investment was 6.95% as of December 31, 2025 and 7.65% as of December 31, 2024. The one-month SOFR was 3.79% as of December 31, 2025 and 4.33% as of December 31, 2024.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of December 31, 2025, the Company believes it is in compliance with all such covenants.

*White Rock Center Debt*

On August 2, 2024, the Company, through Freedom LHV, LLC ("Freedom LHV"), an indirect subsidiary of the Company, borrowed approximately $10.0 million from The Ohio State Life Insurance Company ("OSL"). The note bears interest at an annual fixed rate of 10.0% and matures on August 2, 2029. The debt is secured by certain real property held by Freedom LHV and is guaranteed by the Company.

*Dominion Note*

On August 9, 2022, the Company borrowed approximately $13.3 million from the seller, Gabriel Legacy, LLC to finance its acquisition of 21.5 acres of land in Plano, Texas held through NexPoint Dominion Land, LLC, a wholly owned subsidiary of the OP. The note (the "Dominion Note") bears interest at an annual rate equal to the WSJ Prime Rate and initially matured on August 8, 2025, with two one-year extension options. On August 8, 2025, the Company elected to use one of the one-year extensions under the Dominion Note to extend the maturity date to August 8, 2026. One additional one-year extension option remains available under the terms of the Dominion Note.

*Mortgages Payable, Hospitality*

On February 28, 2019, a subsidiary of the Company, entered into a borrowing arrangement for a $59.4 million Note A loan (the "Note A Loan") and a $28.6 million Note B loan (the "Note B Loan") with ACORE Capital Mortgage, LP ("ACORE"). The Note A Loan and Note B Loan are secured by the HGI Property and the St. Pete Property. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and was set to mature on February 8, 2026. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and was set to mature on February 8, 2026. See Note 18 for a discussion of the extension of the maturity dates of the Note A Loan and Note B Loan. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Should management be unable to complete any of these options, management has the contractual right to surrender the property to the lender in lieu of repayment. If the Company were to surrender the property to the lender, management believes that its remaining liquidity is sufficient for it to satisfy its remaining obligations for a period of one year from the date these financial statements are issued. The Note A Loan and Note B Loan principal amounts reflected their fair values on the date of the NHT Acquisition. As of December 31, 2025, the Note A Loan and the Note B Loan had an outstanding balance of $26.4 million and $12.7 million and effective interest rates of 6.15% and 10.61%, respectively. For the year ended December 31, 2025, NHT paid $2.2 million and $1.8 million in interest on the Note A Loan and the Note B Loan, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, the Company, through its subsidiaries entered into a borrowing arrangement for a $39.3 million loan (the "PC & B Loan") with AREEIF Lender, LLC. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Should management be unable to complete any of these options, management has the contractual right to surrender the property to the lender in lieu of repayment. If the Company were to surrender the property to the lender, management believes that its remaining liquidity is sufficient for it to satisfy its remaining obligations for a period of one year from the date these financial statements are issued. The outstanding balance on the PC & B Loan as of December 31, 2025 was $38.6 million, with $0.7 million available to draw on for renovation purposes as of December 31, 2025. See Note 18 for a discussion of the extinguishment of the PC & B Loan.

The loan documents, including the guaranty, for the PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require a subsidiary of the Company to comply with affirmative and negative covenants. As of December 31, 2025, the Company is in compliance with all debt covenants.

*Notes Payable, Hospitality*

NHT and certain of its subsidiaries also entered into several convertible notes with affiliates of the NHT Adviser since January 8, 2019. On April 17, 2025, the notes were amended and restated in connection with the closing of the NHT Merger and the obligations thereunder were assumed by NXDT Hospitality Holdco, LLC ("Hospitality Holdco"), a wholly-owned subsidiary of the Company. The fixed rate notes have rates ranging from 2.25% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature between February 14, 2027 and September 30, 2042. For $0.1 million of the notes, the principal and interest is convertible into membership interest units of Hospitality Holdco (the "Hospitality Holdco Units") at the fair market price of the Hospitality Holdco Units at the time of conversion any time during the term of the note. For $44.2 million of the notes, the principal of the notes is convertible into Hospitality Holdco Units, at prices ranging from $1.44 to $2.50 for a period of five years from its date of issuance (with the expiration of conversion rights ranging from June 25, 2026 to September 30, 2027). One note issued to Highland Global Allocation Fund in the amount of $8.5 million, and two notes issued to Highland Opportunities and Income Fund in the aggregate amount of $5.2 million are not convertible into Hospitality Holdco Units. The relative fair value of the convertible notes did not reflect the outstanding principal on the date of the NHT Acquisition. The difference between the fair value and the principal amount of debt is amortized into interest expense over the remaining term. As of December 31, 2025, the net carrying amount of the convertible notes due to affiliates of the NHT Adviser was $51.9 million.

*Promissory Notes Payable to Affiliates*

In connection with the NHT Merger, on April 17, 2025, several promissory notes were issued to certain affiliates of the Company due to a limitation on common shares issued to affiliates of the issuer by the New York Stock Exchange. The aggregate principal amount of such promissory notes was $0.8 million, each with an interest rate of 7.334% and maturing on April 17, 2027, with two one-year extension options. As of December 31, 2025, the carrying amount of the promissory notes due to affiliates under the notes was $0.8 million.

*Credit Facility*

On January 8, 2021, the Company entered into a $30.0 million credit facility (the "Raymond James Loan") with Raymond James Bank, N.A. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Raymond James Loan, which, among other things, extended the maturity date to October 6, 2025 and amended the credit limit to $20.0 million. During the year ended December 31, 2025, the Company paid down $11.0 million on the Raymond James Loan and fully extinguished the debt.

*Revolving Credit Facility*

On May 22, 2023, the Company entered into a $20.0 million revolving credit facility (the "NexBank Revolver") with NexBank, in the initial principal balance of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum of $50.0 million, a maturity date of May 21, 2024 and the option to extend the maturity two times by six months. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. On November 21, 2024, the Company elected to extend the maturity by six months to May 21, 2025. On May 15, 2025, the Company amended the NexBank Revolver agreement to extend the maturity date to November 21, 2025, and to provide for three additional six-month extension options. On November 21, 2025, the Company elected to extend the maturity by six months to May 21, 2026. During the year ended December 31, 2025, the Company paid down $5.5 million on the NexBank Revolver. As of December 31, 2025, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2026. As of December 31, 2025, the NexBank Revolver had an outstanding balance of $11.0 million.

*Deferred Financing Costs*

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company's Consolidated Balance Sheets. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs.

*Prime Brokerage Borrowing*

Effective July 2, 2022, the Company entered a prime brokerage account with Jefferies to hold securities owned by the Company (the "Prime Brokerage"). The Company from time to time borrows against the value of these securities. As of December 31, 2025, the Company had a margin balance of approximately $5.1 million outstanding with Jefferies bearing interest at the Overnight Bank Funding Rate plus 0.50%. Securities with a fair value of approximately $21.6 million are pledged as collateral against this margin balance. This arrangement has no stated maturity date. Due to the short-term nature of the debt, the fair value of the debt is approximately the outstanding balance.

*Schedule of Debt Maturities*

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to December 31, 2025 are as follows (in thousands):

| | Credit Facilities | | Mortgages Payable | | Notes Payable | | Prime Brokerage Borrowing | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| 2026 | $ | 10,994 | $ | 215,240 | $ | 13,250 | $ | — | $ | 239,484 |
| 2027 | | — | | — | | 21,317 | | — | | 21,317 |
| 2028 | | — | | — | | — | | — | | — |
| 2029 | | — | | 10,000 | | — | | — | | 10,000 |
| 2030 | | — | | — | | — | | — | | — |
| Thereafter | | — | | — | | 37,611 | | 5,136 | | 42,747 |
| Total | $ | 10,994 | $ | 225,240 | $ | 72,178 | $ | 5,136 | $ | 313,548 |

## 7. Variable Interest Entities

As of December 31, 2025, and 2024, the Company does not consolidate the investments below as it does not have a controlling financial interest in these investments:

| Entities | Instrument | Asset Type | Percentage Ownership as of December 31, 2025 | Percentage Ownership as of December 31, 2024 | Relationship as of December 31, 2025 | Relationship as of December 31, 2024 |
|---|---|---|---|---|---|---|
| *Unconsolidated Entities:* | | | | | | |
| NexPoint Storage Partners, Inc. | Common stock | Self-storage | 53.0% | 52.8% | VIE | VIE |
| NexPoint Storage Partners Operating Company, LLC | LLC interest | Self-storage | 33.8% | 29.5% | VIE | VIE |
| Perilune Aero Equity Holdings One, LLC | LLC interest | Aircraft | 16.4% | 16.4% | VIE | VIE |
| Sandstone Pasadena Apartments, LLC | LLC interest | Multifamily | 50.0% | 50.0% | VIE | VOE |
| Life Sciences II DST | DST investment | Life science | 25.8% | 25.8% | VIE | VIE |
| Semiconductor DST | DST investment | Industrial | 19.2% | 16.8% | VIE | VIE |
| Capital Acquisitions Partners, LLC | LLC interest | Multifamily | 20.9% | 20.9% | VIE | VIE |
| NexPoint Real Estate Finance Operating Partnership, L.P. | LP interest | Mortgage | 12.9% | 15.6% | VIE | VIE |
| VineBrook Homes Operating Partnership, L.P. | LP interest | Single-family rental | 12.3% | 11.4% | VIE | VIE |
| NexPoint SFR Operating Partnership, L.P. | LP interest | Single-family rental | 28.0% | 30.8% | VIE | VIE |
| IQHQ Holdings, LP | LP interest | Life science | 0.9% | 1.2% | VIE | VIE |
| NexAnnuity Holdings, Inc. | Preferred Shares | Annuities [1] | 100% | 100% | VIE | VIE |
| AMS C-Store JV, LLC | Preferred Shares | Retail [2] | 100% | 0% | VIE | N/A |

(1) The Company owns 100% of the preferred stock of NexAnnuity Holdings, Inc. ("NHI"), but it does not own any of the outstanding common stock of NHI.
(2) The Company owns 100% of the preferred stock of AMS, but it does not own any of the outstanding common stock of AMS.

The maximum exposure to loss of value for the VIE investments includes both the carrying value of each investment, as presented in the tables in Note 8 and 10, and the Company's exposure through additional arrangements. The Company has provided guarantees on certain debt obligations of some of the VIEs, see Note 14 for further details.

*Consolidated VIEs*

The Company did not have any consolidated VIEs as of December 31, 2025 and 2024.

## 8. Equity Method Investments

Below is a summary of the Company's equity method investments as of December 31, 2025 (dollars in thousands):

| Investee Name | Instrument | Asset Type | Percentage Ownership | Investment Basis | Share of Investee's Net Assets (1) | Basis Difference (2) | Share of Earnings (Loss) |
|---|---|---|---|---|---|---|---|
| Sandstone Pasadena Apartments, LLC | LLC interest | Multifamily | 50.0% | $ 8,114 | $ (9,590) | $ 17,704 | $ (1,741) |
| AM Uptown Hotel, LLC | LLC interest | Hospitality | 60.0%(3) | (4,631) | 339 | (4,970) | 57 |
| Las Vegas Land Owner, LLC | LLC interest | Land | 77.0%(4) | 12,324 | 12,324 | — | 3 |
| Perilune Aero Equity Holdings One, LLC | LLC interest | Aircraft | (8) 16.4% | 12,650 | 11,756 | 894 | 100 |
| Capital Acquisitions Partners, LLC | LLC interest | Multifamily | 20.9% | 700 | 1,717 | (1,017) | 292 |
| | | | | $ 29,157 | $ 16,546 | $ 12,611 | $ (1,289) |

Below is a summary of the Company's investments as of December 31, 2025 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "Investments, at fair value" on the Consolidated Balance Sheets.

| Investee Name | Instrument | Asset Type | Percentage Ownership | Fair Value |
|---|---|---|---|---|
| NexPoint Real Estate Finance Operating Partnership, L.P. | LP interest | Mortgage | 12.9%(6) | $ 56,557 |
| NexPoint Real Estate Finance, Inc. | Common stock | Mortgage | 15.9%(6) | 41,568 |
| Claymore Holdings, LLC | LLC interest | N/A | 50.0%(5) | — |
| VineBrook Homes Operating Partnership, L.P. | LP interest | Single-family rental | 12.3%(6) | 118,599 |
| NexPoint Storage Partners, Inc. | Common stock | Self-storage | 53.0%(3) | 51,673 |
| NexPoint Storage Partners Operating Company, LLC | LLC interest | Self-storage | 33.8% | 34,470 |
| NexPoint SFR Operating Partnership, L.P. | LP interest | Single-family rental | 28.0% | 28,573 |
| LLV Holdco, LLC | LLC interest | Land | 26.8% | 1,598 |
| AMS C-Store JV, LLC | Preferred stock | Retail | 100.0%(9) | 18,420 |
| | | | | $ 351,458 |

Below is a summary of the Company's equity method investments as of December 31, 2024 (dollars in thousands):

| Investee Name | Instrument | Asset Type | Percentage Ownership | Investment Basis | Share of Investee's Net Assets (1) | Basis Difference (2) | Share of Earnings (Loss) |
|---|---|---|---|---|---|---|---|
| Sandstone Pasadena Apartments, LLC | LLC interest | Multifamily | 50.0% | $ 10,055 | $ (9,590) | $ 19,645 | $ 70 |
| AM Uptown Hotel, LLC | LLC interest | Hospitality | (3) 60.0% | 18,081 | 14,970 | 3,111 | (155) |
| Las Vegas Land Owner, LLC | LLC interest | Land | (4) 77.0% | 12,321 | 12,321 | — | 10 |
| Perilune Aero Equity Holdings One, LLC | LLC interest | Aircraft | (8) 16.4% | 13,565 | 10,488 | 3,077 | 1,414 |
| Capital Acquisitions Partners, LLC | LLC interest | Multifamily | 20.9% | 407 | 1,717 | (1,310) | 126 |
| | | | | $ 54,429 | $ 29,906 | $ 24,523 | $ 1,465 |

Below is a summary of the Company's investments as of December 31, 2024 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "Investments, at fair value" on the Consolidated Balance Sheets.

| Investee Name | Instrument | Asset Type | Percentage Ownership | Fair Value |
|---|---|---|---|---|
| NexPoint Real Estate Finance Operating Partnership, L.P. | LP interest | Mortgage | 15.6% (6) | $ 76,396 |
| NexPoint Real Estate Finance, Inc. | Common stock | Mortgage | 12.0%(6) | 32,949 |
| Claymore Holdings, LLC | LLC interest | N/A | 50.0%(5) | — |
| Allenby, LLC | LLC interest | N/A | 50.0%(5) | — |
| Haygood, LLC | LLC interest | N/A | 31.0%(7) | — |
| LLV Holdco, LLC | LLC interest | Land | 26.8% | 2,606 |
| NexPoint Storage Partners, Inc. | Common stock | Self-storage | 52.8%(3) | 62,709 |
| NexPoint Storage Partners Operating Company, LLC | LLC interest | Self-storage | 29.5% | 34,172 |
| VineBrook Homes Operating Partnership, L.P. | LP interest | Single-family rental | 11.4%(6) | 151,706 |
| NexPoint SFR Operating Partnership, L.P. | LP interest | Single-family rental | 30.8% | 37,953 |
| | | | | $ 398,491 |

(1) Represents the Company's percentage share of net assets of the investee per the investee's books and records.

(2) Represents the difference between the basis at which the investments in unconsolidated ventures are carried by the Company and the Company's proportionate share of the equity method investee's net assets. To the extent that the Company's cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company's share of equity in earnings of the joint venture.

(3) The Company owns greater than 50% of the outstanding common equity but is not deemed to be the primary beneficiary or have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

(4) The Company owns 100% of Las Vegas Land Owner, LLC which owns 77% of a joint venture that owns an 8.5 acre tract of land (the "Tivoli North Property"). Through a tenants in common arrangement, the Company shares control and as such accounts for this investment using the equity method.

(5) The Company has a 50% non-controlling interest in Claymore Holdings, LLC ("Claymore") and Allenby, LLC. The Company has determined it is not the primary beneficiary and does not consolidate these entities.

(6) The Company owns less than 20% of the investee but has significant influence due to members of the management team serving on the board of the investee or its parent and as such, accounts for the investee using the equity method.

(7) The Company has a 31% non-controlling interest in Haygood, LLC. The Company has determined it is not the primary beneficiary and does not consolidate this entity.

(8) The Company owns less than 20% of the investee but has significant influence due to the legal nature of a partnership that implies an inherent right to influence the operating and financial policies of the partnership.

(9) The Company owns 100% of the preferred units in AMS C-Store JV, LLC but is not deemed to be the primary beneficiary and does not have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

*Marriott Uptown Basis*

As of December 31, 2025, the Company held an equity method investment in AM Uptown, LLC ("Marriott Uptown"). The Company accounts for this investment under the equity method of accounting, as it has the ability to exercise significant influence over operating and financial policies.

During 2025, the Company received cash distributions that exceeded the Company's equity method investment balance. Because the Company has continuing obligations to Marriott Uptown, including a guarantee of certain recourse carve-outs, commonly referred to as "bad boy" guarantees, the excess of distributions over the carrying value of the investment was not recognized as a gain. Instead, the Company recorded a liability, which is presented within "Accounts payable and other accrued liabilities" on the Consolidated Balance Sheets.

The Company will continue to evaluate the investment for indications of other-than-temporary impairment and will assess whether its obligations under the guarantee require recognition of additional liabilities.

*Significant Equity Method Investments*

For its annual reporting, the Company assesses and presents summarized financial information for its significant equity method investments in accordance with Rule 8-03(b)(3) of Regulation S-X. The Company reports the financial information on a three-month lag, to align with the availability of investee financials. NexPoint Real Estate Finance, Inc. ("NREF"), VineBrook Homes Trust, Inc. ("VineBrook") and NexPoint Storage Partners, Inc. ("NSP") do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities.

The table below presents summarized statement of operations for the nine months ended September 30, 2025 for the Company's equity method investments (dollars in thousands):

| | NREF | | VineBrook | | NSP | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | | | |
| Rental income | $ | 6,401 | $ | 270,645 | $ | 91,114 | $ | 8,784 | $ | 376,944 |
| Net interest income | | 36,075 | | — | | 1,092 | | — | | 37,167 |
| Other income | | 88,926 | | 10,349 | | 4,088 | | 21,700 | | 125,063 |
| Total revenues | $ | 131,402 | $ | 280,994 | $ | 96,294 | $ | 30,484 | $ | 539,174 |
| | | | | | | | | | | |
| **Expenses** | | | | | | | | | | |
| Total expenses | $ | 25,906 | $ | 433,577 | $ | 80,884 | $ | 19,562 | $ | 559,929 |
| | | | | | | | | | | — |
| Gain (loss) on sales and impairment of real estate | | 3,718 | | 2,963 | | — | | — | | 6,681 |
| Other income (expense) | | (10,119) | | 140 | | (55,392) | | (11,955) | | (77,326) |
| Unrealized gain (loss) on derivatives | | — | | (12,495) | | — | | — | | (12,495) |
| Total comprehensive income (loss) | $ | 99,095 | $ | (161,975) | $ | (39,982) | $ | (1,033) | $ | (103,895) |

The table below presents the summarized statement of operations for the nine months ended September 30, 2024 for the Company's significant equity method investments (dollars in thousands):

| | NREF | | VineBrook | | NSP | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | | | |
| Rental income | $ | 6,316 | $ | 268,115 | $ | 89,686 | $ | 8,422 | $ | 372,539 |
| Net interest income | | 6,444 | | — | | 1,477 | | 3,344 | | 11,265 |
| Other income | | 728 | | 4,571 | | 4,687 | | 48,066 | | 58,052 |
| Total revenues | $ | 13,488 | $ | 272,686 | $ | 95,850 | $ | 59,832 | $ | 441,856 |
| | | | | | | | | | | |
| **Expenses** | | | | | | | | | | |
| Total expenses | $ | 27,664 | $ | 393,196 | $ | 99,135 | $ | 20,263 | $ | 540,258 |
| | | | | | | | | | | |
| Gain (loss) on sales and impairment of real estate | | — | | (19,773) | | 621 | | — | | (19,152) |
| Other income (expense) | | 34,982 | | 1,485 | | (81,743) | | (17,872) | | (63,148) |
| Unrealized gain (loss) on derivatives | | — | | (18,055) | | — | | — | | (18,055) |
| Total comprehensive income (loss) | $ | 20,806 | $ | (156,853) | $ | (84,407) | $ | 21,697 | $ | (198,757) |

## 9. Fair Value of Financial Instruments

The table below summarizes the Company's assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2025 (in thousands):

| | Fair Value | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Bond | $ — | $ 54 | $ — | $ 54 |
| Common stock | 57,278 | — | 120,690 | 177,968 |
| Convertible notes | — | — | 11,994 | 11,994 |
| LLC interest | — | — | 54,488 | 54,488 |
| LP interest | — | 56,558 | 147,172 | 203,730 |
| Preferred Shares | — | — | 73,388 | 73,388 |
| Rights and warrants | — | — | 4 | 4 |
| Senior loan | — | 58 | 46,926 | 46,984 |
| | $ 57,278 | $ 56,670 | $ 454,662 | $ 568,610 |

The table below summarizes the Company's assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2024 (in thousands):

| | Fair Value | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Bond | $ — | $ 62 | $ — | $ 62 |
| Common stock | 46,436 | — | 157,828 | 204,264 |
| Convertible notes | — | — | 20,846 | 20,846 |
| LLC interest | — | — | 36,777 | 36,777 |
| LP interest | — | 76,396 | 189,659 | 266,055 |
| Preferred Shares | — | — | 69,895 | 69,895 |
| Rights and warrants | — | 1,788 | — | 1,788 |
| Senior loan | — | 52 | 43,693 | 43,745 |
| | $ 46,436 | $ 78,298 | $ 518,698 | $ 643,432 |

The table below sets forth a summary of changes in the Company's Level 3 assets (assets measured at fair value using significant unobservable inputs) for the year ended December 31, 2025 (in thousands):

| | December 31, 2024 | Contributions/ purchases | Paid in-kind dividends | Transfer Into (Out of) Level 3 | Redemptions/ conversions | Realized gain/ (loss) | Unrealized gain/ (loss) | December 31, 2025 |
|---|---|---|---|---|---|---|---|---|
| Common stock | $ 157,828 | $ 1,857 | $ — | $ — | $ (3,687) | $ 1,511 | $ (36,819) | $ 120,690 |
| Convertible notes | 20,846 | — | — | — | (9,194) | — | 342 | 11,994 |
| LLC interest | 36,777 | 25,238 | 2,184 | — | (3,996) | 3,344 | (9,059) | 54,488 |
| LP interest | 189,659 | 2,660 | — | — | — | — | (45,147) | 147,172 |
| Preferred Shares | 69,895 | — | 5,743 | — | (2,250) | — | — | 73,388 |
| Rights and warrants | — | — | — | 4 | — | — | — | 4 |
| Senior loan | 43,693 | — | 5,194 | — | (1,649) | 2 | (314) | 46,926 |
| Total | $ 518,698 | $ 29,755 | $ 13,121 | $ 4 | $ (20,776) | $ 4,857 | $ (90,997) | $ 454,662 |

The table below sets forth a summary of changes in the Company's Level 3 assets (assets measured at fair value using significant unobservable inputs) for the year ended December 31, 2024 (in thousands):

| | December 31, 2023 | Contributions/ purchases | Paid in-kind dividends | Transfer Into (Out of) Level 3 | Investments (Eliminated) Acquired Through Consolidation (1) | Redemptions /conversions | Return of capital | Realized gain/ (loss) | Unrealized gain/(loss) | December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| CLO | $ 1,215 | $ — | $ — | $ — | $ — | $ — | $(1,266) | $(22,735) | $ 22,786 | $ — |
| Common stock | 176,256 | 904 | — | — | (7,757) | — | — | — | (11,575) | 157,828 |
| Convertible notes | 42,251 | — | — | — | (21,129) | — | — | — | (276) | 20,846 |
| LLC interest | 39,399 | 742 | — | — | — | — | — | — | (3,364) | 36,777 |
| LP interest | 195,898 | 5,459 | — | — | — | — | — | — | (11,698) | 189,659 |
| Preferred Shares | 66,268 | — | 5,327 | — | — | (1,700) | — | — | — | 69,895 |
| Rights and warrants | — | — | — | — | — | — | — | — | — | — |
| Senior loan | 46,353 | 7,282 | 4,350 | — | — | (14,902) | — | 633 | (23) | 43,693 |
| Total | $ 567,640 | $ 14,387 | $ 9,677 | $ — | $ (28,886) | $ (16,602) | $(1,266) | $(22,102) | $ (4,150) | $ 518,698 |

(1) As a result of the NHT consolidation, certain investments were eliminated or acquired.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2025.

| Category | Valuation Technique | Significant Unobservable Inputs | Input/Range Values | | Fair Value |
|---|---|---|---|---|---|
| **Common Stock** | Market Approach | Unadjusted Price/MHz-PoP | $0.10 - $1.10 ($0.565) | $ | **120,690** |
| | Discounted Cash Flow | Discount Rate | 7.00% - 14.00 % (9.50%) | | |
| | | Market Rent (per sqft) | $13.00 - $42.50 ($27.75) | | |
| | NAV Approach | Discount Rate | 10.00% | | |
| | | NAV per Share | $ | 4.18 | |
| | Multiples Analysis | Multiple of EBITDA | 3.50x - 4.75x (4.125x) | | |
| | Recent Transaction | Implied Enterprise Value from Transaction Price ($mm) | $ | 1,211.00 | |
| | | | | | |
| **Convertible Notes** | Discounted Cash Flow | Discount Rate | 6.08% - 8.08% (7.08%) | | **11,994** |
| | | | | | |
| **LLC Interest** | Discounted Cash Flow | Discount Rate | 7.00% - 27.00% (12.75%) | | **54,488** |
| | | Market Rent (per sqft) | $13.00 - $42.50 ($27.75) | | |
| | | Capitalization Rate | 5.375% | | |
| | | | | | |
| **LP Interest** | Market Approach | Capitalization Rate | 5.50% - 6.00% (5.75%) | | **147,172** |
| | | Terminal Capitalization Rate | 6.09% | | |
| | NAV Approach | Discount Rate | 5.00% - 10.00% (7.50%) | | |
| | | NAV per Share | 4.50% - 5.00% (4.75%) | | |
| | | | | | |
| **Preferred Shares** | Liquidation Analysis | Par | $ | 1,000.00 | **73,388** |
| | | | | | |
| **Rights and Warrants** | | Price per Share | $ | 0.08 | **4** |
| | | | | | |
| **Senior Loan** | Discounted Cash Flow | Discount Rate | 12.50% - 17.50% (14.13%) | | **46,926** |
| | | | | | |
| **Total** | | | | $ | **454,662** |

The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2024.

| Category | Valuation Technique | Unobservable Inputs | Input/Range Values | | Fair Value | |
|---|---|---|---|---|---|---|
| **Common Stock** | Market Approach | Unadjusted Price/MHz-PoP | $0.10-$0.90($0.48) | | $ | 157,828 |
| | Discounted Cash Flow | Discount Rate | 7.00% - 14.50 % (9.63%) | | | |
| | | Market Rent (per sqft) | $13.00-$42.50($27.75) | | | |
| | NAV Approach | Discount Rate | 10.0% | | | |
| | | NAV per Share | $ | 12.75 | | |
| | Multiples Analysis | Multiple of EBITDA | 3.00x - 4.25x (3.63x) | | | |
| | Recent Transaction | Implied Enterprise Value from Transaction Price ($mm) | $ | 1,149.00 | | |
| | | N/A | $25.31-$28.00($26.66) | | | |
| | | Discount to NAV | (30.00)% - (20.00%) (25.00%) | | | |
| | | Offer Price per Share | $ | 4.27 | | |
| | | | | | | |
| **Convertible Notes** | Discounted Cash Flow | Discount Rate | 6.08% - 8.08% (7.08%) | | | 20,846 |
| | | | | | | |
| **LLC Interest** | Discounted Cash Flow | Discount Rate | 7.00% - 26.00% (12.50%) | | | 36,777 |
| | | Market Rent (per sqft) | $13.00-$42.50($27.75) | | | |
| | | | | | | |
| **LP Interest** | Direct Capitalization Approach | Capitalization Rate | 5.25% - 5.50% (5.38%) | | | 189,659 |
| | Market Approach | Discount to NAV | (7.5)% | | | |
| | Recent Transaction | Price per Share | $ | 16.41 | | |
| | | | | | | |
| **Preferred Shares** | Liquidation Analysis | Par | $ | 1,000.00 | | 69,895 |
| | | | | | | |
| | | | | | | |
| **Senior Loan** | Discounted Cash Flow | Discount Rate | 13.30% - 26.00% (19.65%) | | | 43,693 |
| | | | | | | |
| **Total** | | | | | $ | 518,698 |

*Financial Instruments Not Carried at Fair Value*

At December 31, 2025 and 2024, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid and other assets, accrued interest and dividends, accounts payable and other accrued liabilities, accrued real estate taxes payable, accrued interest payable, income tax payable, security deposits and prepaid rent approximated their carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments were determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

In calculating the fair value of its long-term indebtedness, the Company used interest rate and spread assumptions that reflect current credit worthiness and market conditions available for the issuance of long-term debt with similar terms and remaining maturities. These financial instruments utilize Level 2 inputs. Long-term indebtedness is carried at amounts that reasonably approximate their fair value at December 31, 2025 and 2024, except for the following debt (in thousands):

| | December 31, 2025 | | December 31, 2024 | |
| | Outstanding Principal Balance | Estimated Fair Value | Outstanding Principal Balance | Estimated Fair Value |
|---|---|---|---|---|
| Notes payable | $ 83,172 | $ 67,959 | $ 98,721 | $ 78,607 |

*Other Financial Instruments*

Redeemable noncontrolling interests in the OP and the 9.00% Series B Cumulative Redeemable Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share (the "Series B Preferred Shares"), have redemption features and are marked to their redemption value if such value exceeds the carrying value. The redemption values are based on the liquidation preference of the Series B Preferred Shares, less non-contingent redemption fees. The non-contingent fees reduce the amount of cash the Company would be required to pay upon redemption. Since the valuation is based on observable inputs such as quoted prices for similar instruments in active markets, the redeemable noncontrolling interests in the OP and the Series B Preferred Shares are classified as Level 2 if they are adjusted to their redemption value. The redemption value of the redeemable noncontrolling interests in the OP is based on the fair value of the Company's common stock at the redemption date, and therefore, is calculated based on the fair value of the Company's common stock at the balance sheet date. As of December 31, 2025, the redemption value of the redeemable noncontrolling interests in the OP and the Series B Preferred Shares was less than the carrying value on the Consolidated Balance Sheets.

*Derivative Financial Instruments and Hedging Activities*

The Company manages interest rate risks primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments.

The Company performs market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. The Hospitality segment has an interest rate cap agreement related to the notes payable on the Park City and Bradenton properties. As of December 31, 2025 and 2024, the interest rate cap agreements effectively cap one-month SOFR on $38.6 million and $37.9 million, respectively, of the Hospitality segment's floating rate mortgage and mezzanine indebtedness at a weighted average rate of 6.70%.

To comply with the provisions of ASC 820, Fair Value Measurement, the Hospitality segment incorporates credit valuation adjustments to reflect counterparty nonperformance risk in the fair value measurements of its derivative instruments, as the Hospitality segment's derivatives were in an asset position as of December 31, 2025 and 2024. Although the majority of the inputs used to value the Hospitality segment's derivatives fall within Level 2 of the fair value hierarchy, any credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the counterparties. The Company has determined that the impact of any such credit valuation adjustments, based on the fair value of each individual contract, was not significant to the overall valuation. In addition, for certain derivative instruments, such as interest rate caps, the Hospitality segment has no ongoing performance obligation, and therefore no credit valuation adjustment is required. As a result, all of the Hospitality segment's derivatives held as of December 31, 2025 and 2024 were classified as Level 2 of the fair value hierarchy.

Changes in fair value of the interest rate caps are recorded directly as interest expense on the Consolidated Statement of Operations and Comprehensive Income (Loss). For the years ended December 31, 2025 and 2024, the Company recorded $(27.2) thousand and $(27.1) thousand, respectively, in interest expense related to changes in the fair value of interest rate caps. The combined fair value of the interest rate caps is $0.1 million as of December 31, 2025 and $0.2 million, as of December 31, 2024, and is recorded as interest rate caps in the Consolidated Balance Sheets.

As of December 31, 2025, the Hospitality segment had the following outstanding interest rate caps (in thousands):

| Type of Derivative | Hedged Financial Instrument | Notional | Strike Rate | Reference Rate | | Termination Date |
|---|---|---|---|---|---|---|
| Interest rate cap | Note payable | $ 39,300 | 2.00% | One-month SOFR | 2.00% | February 5, 2026 |

As of December 31, 2024, the Hospitality segment had the following outstanding interest rate caps (in thousands):

| Type of Derivative | Hedged Financial Instrument | Notional | Strike Rate | Reference Rate | | Termination Date |
|---|---|---|---|---|---|---|
| Interest rate cap | Note payable | $ 39,300 | 2.00% | One-month SOFR | 2.00% | March 5, 2025 |

## 10. Investments in DSTs

The Company invested in the Class 1 Beneficial Interests ("Class 1") in two Delaware Statutory Trusts (DSTs). The Class 1 are accounted for as investments in equity securities without readily determinable fair values under the measurement alternative, which measures the investment at cost minus impairment, if any, plus or minus changes in fair value when observable prices are identified. As the Class 1 are still being actively issued, the investments are held at cost with no upward or downward fair value adjustment nor impairment losses to date. Therefore, the fair value of the Investment in DSTs utilizing Level 3 inputs approximate their carrying amount. The Company recognized $1.88 million and $0.7 million, respectively, in dividend income for the years ended December 31, 2025 and 2024.

As of December 31, 2025, the Company held the following investments (dollars in thousands):

| Balances, as of December 31, 2025 | Number of Shares | Carrying Amount |
|---|---|---|
| NexPoint Life Sciences II DST | 1,044,040 | $ 9,600 |
| NexPoint Semiconductor DST | 2,625,618 | 23,959 |
| **Total** | | $ 33,559 |

As of December 31, 2024, the Company held the following investments (dollars in thousands):

| Balances, as of December 31, 2024 | Number of Shares | Carrying Amount |
|---|---|---|
| NexPoint Life Sciences II DST | 1,044,040 | $ 9,600 |
| NexPoint Semiconductor DST | 2,296,851 | 20,959 |
| **Total** | | $ 30,559 |

## 11. Shareholders' Equity

*Common Shares*

As of December 31, 2025, the Company had 50,132,605 common shares, par value $0.001 per share, issued and outstanding, 7,453,036 of which were issued during the year ended December 31, 2025.

During the year ended December 31, 2025, the Company made the following distributions:

| Payment Date (1) | Distribution Rate per Share | | Ex-Date | Record Date |
|---|---|---|---|---|
| December 31, 2025 | $ | 0.15 | 11/21/2025 | 11/21/2025 |
| September 30, 2025 | $ | 0.15 | 8/14/2025 | 8/14/2025 |
| June 30, 2025 | $ | 0.15 | 5/9/2025 | 5/9/2025 |
| March 31, 2025 | $ | 0.15 | 2/28/2025 | 2/28/2025 |

(1) The distributions paid consisted of a combination of cash and shares, with the cash component of the distribution (other than cash paid in lieu of fractional shares) comprising 20% of the distribution, with the balance being paid in the Company's common shares.

As of December 31, 2024, the Company had 42,679,569 common shares issued and outstanding. 4,289,969 shares were issued during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company made the following distributions:

| Payment Date (1) | Distribution Rate per Share | | Ex-Date | Record Date |
|---|---|---|---|---|
| December 31, 2024 | $ | 0.15 | 11/15/2024 | 11/15/2024 |
| September 30, 2024 | $ | 0.15 | 8/15/2024 | 8/15/2024 |
| June 28, 2024 | $ | 0.15 | 5/14/2024 | 5/14/2024 |
| March 28, 2024 | $ | 0.15 | 2/15/2024 | 2/15/2024 |

(1) The distributions paid consisted of a combination of cash and shares, with the cash component of the distribution (other than cash paid in lieu of fractional shares) comprising 20% of the distribution, with the balance being paid in the Company's common shares.

*Series A Preferred Shares*

On January 8, 2021, the Company issued 3,359,593 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series A Preferred Shares") with an aggregate liquidation preference of approximately $84.0 million. The Series A Preferred Shares were issued as part of the consideration for an exchange offer for a portion of the Company's common shares. The Series A Preferred Shares are callable beginning on December 15, 2023 at a price of $25 per share. The Company may exercise its call option at the Company's discretion. As a result, these are included in permanent equity.

During the year ended December 31, 2025, the Company made the below distributions on its Series A Preferred Shares:

| Payment Date | Distribution Rate per Share | | Ex-Date | Record Date |
|---|---|---|---|---|
| December 31, 2025 | $ | 0.34375 | 12/23/2025 | 12/23/2025 |
| September 30, 2025 | $ | 0.34375 | 9/23/2025 | 9/23/2025 |
| June 30, 2025 | $ | 0.34375 | 6/23/2025 | 6/23/2025 |
| March 31, 2025 | $ | 0.34375 | 3/24/2025 | 3/24/2025 |

During the year ended December 31, 2024, the Company made the below distributions on its Series A Preferred Shares:

| Payment Date | Distribution Rate per Share | | Ex-Date | Record Date |
|---|---|---|---|---|
| December 31, 2024 | $ | 0.34375 | 12/23/2024 | 12/23/2024 |
| September 30, 2024 | $ | 0.34375 | 9/23/2024 | 9/23/2024 |
| July 1, 2024 | $ | 0.34375 | 6/24/2024 | 6/24/2024 |
| March 31, 2024 | $ | 0.34375 | 3/25/2024 | 3/25/2024 |

Distributions on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.5% of the $25 per share liquidation preference and are payable quarterly on March 31, June 30, September 30, and December 31 of each year, or in each case on the next succeeding business day.

*Series B Preferred Shares*

On January 30, 2025, the Company announced the launch of a continuous public offering (the "Series B Preferred Offering") of up to 16,000,000 shares of its newly designated Series B Preferred Shares at a price to the public of $25.00 per share, for gross proceeds of $400.0 million. As of December 31, 2025, the Company has issued 911,003 Series B Preferred Shares for gross proceeds of $22.4 million before deducting selling commissions and dealer manager fees of approximately $2.0 million, and organization and offering costs of approximately $0.1 million. The Company expects that the offering will terminate on the earlier of the date the Company sells all 16,000,000 Series B Preferred Shares in the offering or August 1, 2027 (which is the third anniversary of the effective date of the Company's registration statement), which may be extended by the Board in its sole discretion. The Board may elect to terminate the Series B Preferred Offering at any time.

During the year ended December 31, 2025, the Company declared the below distributions on its Series B Preferred Shares:

| Payment Date | Distribution Rate per Share | Ex-Date | Record Date |
|---|---|---|---|
| April 6, 2026 | $ 0.18750 | 3/25/2026 | 3/25/2026 |
| March 5, 2026 | $ 0.18750 | 2/25/2026 | 2/25/2026 |
| February 5, 2026 | $ 0.18750 | 1/23/2026 | 1/23/2026 |
| January 5, 2026 | $ 0.18750 | 12/24/2025 | 12/24/2025 |
| December 5, 2025 | $ 0.18750 | 11/25/2025 | 11/25/2025 |
| November 5, 2025 | $ 0.18750 | 10/24/2025 | 10/24/2025 |
| October 6, 2025 | $ 0.18750 | 9/25/2025 | 9/25/2025 |
| September 5, 2025 | $ 0.18750 | 8/25/2025 | 8/25/2025 |
| August 5, 2025 | $ 0.18750 | 7/25/2025 | 7/25/2025 |
| July 7, 2025 | $ 0.18750 | 6/25/2025 | 6/25/2025 |
| June 5, 2025 | $ 0.18750 | 5/23/2025 | 5/23/2025 |
| May 5, 2025 | $ 0.18750 | 4/25/2025 | 4/25/2025 |
| April 7, 2025 | $ 0.18750 | 3/25/2025 | 3/25/2025 |
| March 5, 2025 | $ 0.18750 | 2/25/2025 | 2/25/2025 |

Distributions on the Series B Preferred Shares are cumulative from their original issue date at the annual rate of 9% of the $25 per share initial stated value and are payable monthly on the fifth day of each calendar month or, if such date is not a business day, on the next succeeding business day.

*Share Repurchase Program*

On October 28, 2024, the Board authorized us to repurchase an indeterminate number of common shares and Series A Preferred Shares, at an aggregate market value of up to $20.0 million during a two-year period that is set to expire on October 28, 2026. We may utilize various methods to affect the repurchases, and the timing and extent of the repurchases will depend upon several factors, including market and business conditions, regulatory requirements and other corporate considerations, including whether our common shares or Series A Preferred Shares are trading at a significant discount to net asset value ("NAV") per share. Repurchases under this program may be discontinued at any time.

During the year ended December 31, 2025, the Company repurchased 562,157 of its common shares at a total cost of approximately $1.9 million, or $3.35 per share on average. During the year ended December 31, 2024, the Company did not repurchase any of its common shares.

*Long Term Incentive Plan*

On January 30, 2023, the Company's shareholders approved a long-term incentive plan (the "2023 LTIP", as amended by the A&R 2023 LTIP (as defined below), the "LTIP") and the Company subsequently filed a registration statement on Form S-8 registering 2,545,000 common shares, which the Company may issue pursuant to the 2023 LTIP. On June 10, 2025, the Company's shareholders approved an amendment and restatement of the 2023 LTIP (the "A&R 2023 LTIP") and the Company subsequently filed a registration statement on Form S-8 registering an additional 943,000 common shares, which the Company may issue pursuant to the A&R 2023 LTIP. The LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of share options, appreciation rights, restricted shares, restricted share units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company's common shares or factors that may influence the value of the Company's common shares, plus cash incentive awards, for the purpose of providing the Company's trustees, officers and other key employees (and those of the Adviser and the Company's subsidiaries), and potentially certain nonemployees who perform employee-type functions, incentives and rewards for performance (the "participants").

*Restricted Share Units.* Under the LTIP, restricted share units may be granted to the participants and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for trustees. The most recent grant of restricted share units to officers, employees and certain key employees of the Adviser will vest over a four-year period. Beginning on the date of grant, restricted share units earn distributions that are payable in cash on the vesting date. Compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Forfeitures are recognized as they occur. The following table includes the number of restricted share units granted to its trustees, officers, employees and certain key employees of the Adviser under the LTIP:

| | **Summary of Grants** | | | |
| | **March** | **April** | **June** | **Total** |
|---|---|---|---|---|
| 2023 | — | 603,482 | — | 603,482 |
| 2024 | 1,033,787 | — | — | 1,033,787 |
| 2025 | — | 937,643 | 572,592 | 1,510,235 |
| Total | 1,033,787 | 1,541,125 | 572,592 | 3,147,504 |

As of December 31, 2025 and 2024, the Company had 2,463,802 and 1,438,049 unvested units under the LTIP, respectively.

The following table includes the number of restricted share units granted, vested, forfeited and outstanding as of and for the year ended December 31, 2025:

| | **2025** | |
| | **Number of Units** | **Weighted Average Grant Date Fair Value** |
|---|---|---|
| Outstanding January 1, 2025 | 1,438,049 | $ 7.35 |
| Granted | 1,510,235 | 3.73 |
| Vested | (449,024) (1) | 3.76 |
| Forfeited | (35,458) | 5.90 |
| Outstanding December 31, 2025 | 2,463,802 | $ 5.81 |

(1) Certain key employees of the Adviser elected to net the taxes owed upon the vesting against the shares issued resulting in 358,173 shares being issued as shown on the Consolidated Statements of Equity.

The following table contains information regarding the vesting of restricted share units under the LTIP as of December 31, 2025:

| | **Shares Vesting** | | | | |
| | **February** | **March** | **April** | **June** | **Total** |
|---|---|---|---|---|---|
| 2026 | — | 234,527 | 397,608 | 164,797 | 796,932 |
| 2027 | 355,614 | 234,527 | 130,974 | — | 721,115 |
| 2028 | 355,614 | 234,527 | — | — | 590,141 |
| 2029 | 355,614 | — | — | — | 355,614 |
| Total | 1,066,842 | 703,581 | 528,582 | 164,797 | 2,463,802 |

For the years ended December 31, 2025 and 2024, the Company recognized approximately $4.7 million and $3.0 million, respectively, of equity-based compensation expense related to grants of restricted share units. As of December 31, 2025, the Company had recognized a liability of approximately $1.8 million related to distributions earned on restricted share units that are payable in cash upon vesting. As of December 31, 2025, total unrecognized compensation expense on restricted share units was approximately $9.4 million, and the expense is expected to be recognized over a weighted average vesting period of 1.4 years. As of December 31, 2024, total unrecognized compensation expense on restricted share units was approximately $8.0 million, and the expense is expected to be recognized over a weighted average vesting period of 1.5 years.

## 12. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of the Company's common shares outstanding and excludes any unvested restricted share units issued pursuant to the 2023 LTIP.

Diluted earnings (loss) per share is computed by adjusting basic earnings per share for the dilutive effect of the assumed vesting of restricted share units and assumed conversion of Series B Preferred Shares. During periods of net loss, the assumed vesting of restricted share units and the assumed conversion of Series B Preferred Shares is anti-dilutive and is not included in the calculation of earnings (loss) per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

|  |  | Year Ended December 31, 2025 | | Year Ended December 31, 2024 |
|---|---|---|---|---|
| **Numerator for loss per share:** |  |  |  |  |
| Net income (loss) attributable to common shareholders |  | $ (130,192) | $ | (51,349) |
|  |  |  |  |  |
| **Denominator for earnings (loss) per share:** |  |  |  |  |
| Weighted average common shares outstanding |  | 46,252 |  | 40,229 |
| Denominator for basic loss per share |  | 46,252 |  | 40,229 |
| Weighted average unvested restricted stock units |  | 162 |  | 1,269 |
| Weighted average number of common shares from assumed conversion of Series B Preferred Shares |  | 397 |  | — |
| Denominator for diluted earnings per share | (1) | 46,252 |  | 40,229 |
|  |  |  |  |  |
| **Loss per weighted average common share:** |  |  |  |  |
| Basic |  | $ (2.81) | $ | (1.28) |
| Diluted |  | $ (2.81) | $ | (1.28) |

(1) If the Company sustains a net loss for the period presented, unvested restricted share units and convertible Series B Preferred Shares are not included in the diluted earnings per share calculation.

## 13. Related Party Transactions

*Advisory and Administrative Fees*

Pursuant to the Advisory Agreement, subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of the Company, and provides investment management services.

As of December 31, 2025 and 2024, as consideration for the Adviser's services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets (defined below) and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company's Managed Assets.

On July 22, 2024, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Administrative Fee shall be paid in cash and the monthly installment of the Advisory Fee shall be paid in one-half in cash and one-half in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the "Share Cap") and that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares; provided, however, that the Share Cap will not apply if the Company's shareholders have approved issuances in excess of the Share Cap. At the Company's 2025 annual meeting of shareholders, the Company's shareholders approved issuances in excess of the Share Cap. During the year ended December 31, 2025, we issued 937,026.44 common shares to the Adviser in payment of the Fees in an amount of $4.3 million.

On September 19, 2025, we entered into an amendment to the Advisory Agreement whereby the monthly installments of the Fees accruing after September 19, 2025, will be paid entirely in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the Fees in common shares of the Company, subject to certain restrictions, including that in no event shall the number of common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares.

Under the Advisory Agreement, "Managed Assets" means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company's investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under GAAP all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another entity it does not wholly own as a result of owning a controlling interest in such entity or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such entity's assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company's percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

*Advisory Fees, NHT*

Prior to the closing of the NHT Merger on April 17, 2025, NHT was externally managed by the NHT Adviser. In accordance with the NHT Advisory Agreement, the Company paid the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value (as defined below). Under the direct supervision of the REIT, the duties performed by NHT's Adviser under the terms of the NHT Advisory Agreement include, but are not limited to: providing daily management for NHT, selecting and working with third party service providers, overseeing the third party manager, formulating an investment strategy for NHT and selecting suitable properties and investments, managing NHT's outstanding debt and its interest rate exposure through derivative instruments, determining when to sell assets, and managing the renovation program or overseeing a third party vendor that implements the renovation program. REIT Asset Value means the value of NHT's total assets, as determined in accordance with International Financial Reporting Standards (IFRS) except that such value shall only consolidate NHT's and NHT Holdings, LLC assets plus NHT's pro rata share of leverage at NHT OP. Pursuant to the terms of the NHT Advisory Agreement, NHT will reimburse the NHT Adviser for all documented Operating Expenses and offering expenses it incurs on behalf of NHT. "Operating Expenses" include legal, accounting, financial and due diligence services performed by the NHT Adviser that outside professionals or outside consultants would otherwise perform and NHT's pro rata share of rent, telephone, utilities, office

furniture, equipment, machinery and other office, internal and overhead expenses of the NHT Adviser required for NHT's operations. Operating Expenses do not include expenses for the advisory services described in the NHT Advisory Agreement. Certain Operating Expenses, such as NHT's ratable share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses incurred by the NHT Adviser or its affiliates that relate to the operations of NHT, may be billed monthly to NHT under a shared services agreement.

As of April 19, 2024, the date of the NHT Acquisition, NHT had a payable balance of advisory fees of $6.5 million. As of December 31, 2025 there is a remaining payable of advisory fees of $11.3 million. The NHT Advisory Agreement was terminated in connection with the closing of the NHT Merger on April 17, 2025, and the Company assumed the remaining outstanding advisory fees under the NHT Advisory Agreement, and the termination of the NHT Advisory Agreement incurred a termination fee of $3.5 million that is recorded on the Consolidated Statement of Operations and Comprehensive Income (Loss).

*Reimbursement of Expenses*

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, those expenses are considered permanently waived and become non-recoupable.

The Advisory Agreement has a term that will expire on July 1, 2026, and successive additional one-year terms thereafter unless earlier terminated. We have the right to terminate the Advisory Agreement on 30 days' written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days' written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days' written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the effective termination date.

For the years ended December 31, 2025 and 2024, the Company incurred Administrative Fees and Advisory Fees of $13.2 million and $13.3 million, respectively.

*Expense Cap, NHT*

Prior to the closing of the NHT Merger on April 17, 2025, the terms of the NHT Advisory Agreement, expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of REIT Asset Value for the calendar year (or part thereof) that the NHT Advisory Agreement is in effect (the "NHT Expense Cap"). The NHT Expense Cap does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside NHT's ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From the date of the NHT Acquisition to the period ended December 31, 2024, NHT incurred expenses subject to the NHT Expense Cap of $3.4 million. From January 1, 2025 through April 17, 2025, NHT incurred expenses subject to the NHT Expense Cap of $1.9 million. The NHT Advisory Agreement was terminated in connection with the closing of the NHT Merger on April 17, 2025, and the Company assumed the remaining expense reimbursement obligations under the NHT Advisory Agreement.

*Loans from Affiliates*

As of December 31, 2025, a subsidiary of the Company has assumed several convertible notes issued by NHT to certain affiliates of the former NHT Adviser totaling $51.9 million (see Note 6 to our consolidated financial statements). The proceeds of the notes were primarily used for general corporate and working capital purposes and have been consolidated into one account on the Consolidated Balance Sheet.

*Revolving Credit Facility, NXDT*

On May 22, 2023, the Company entered into the NexBank Revolver in the initial principal amount of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million and bears interest at one-month SOFR plus 3.50%. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. On November 21, 2024, the Company elected to extend the maturity by six months to May 21, 2025. On May 15, 2025, the Company amended the NexBank Revolver agreement to extend the maturity date to November 21, 2025, and to provide for three additional six-month extension options. On November 21, 2025, the Company elected to extend the maturity by six months to May 21, 2026. As of December 31, 2025, the NexBank Revolver had an outstanding balance of $11.0 million.

*Guaranties of NexPoint Storage Partners, Inc. Debt*

On October 4, 2024, the Company entered into a Guaranty Agreement (Recourse Obligations), dated October 4, 2024 (the "Citi Guaranty") for the benefit of JPMorgan Chase Bank, National Association and Citi Real Estate Funding, Inc. (collectively, the "Citi Lender") under a loan agreement (the "Citi Loan Agreement"), by and among the borrowers thereunder (collectively, "Citi Borrower") and the Citi Lender. The Company is the owner of an indirect interest in Citi Borrower and entered into the Citi Guaranty as a condition of the Citi Lender lending to Citi Borrower under the Citi Loan Agreement. Pursuant to the Citi Guaranty, the Company guarantees the Guaranteed Obligations (as defined in the Citi Loan Agreement). The Guaranteed Obligations consist of liability for losses suffered by the Citi Lender arising out of certain bad acts, such as if the Citi Borrower takes actions that are fraudulent or improper or upon certain violations of the Citi Loan Agreement. The Guaranteed Obligations also include the full payment of the debt upon the occurrence of certain events including borrower voluntarily filing for bankruptcy or similar liquidation or reorganization action or upon certain other violations of the Citi Loan Agreement. The Citi Loan Agreement provides for a loan of $750.0 million to Citi Borrower. The Citi Loan Agreement is set to mature on November 1, 2029. Borrowings outstanding under the Citi Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising Citi Borrower.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NexPoint Real Estate Finance, Inc. ("NREF"), Highland Opportunities and Income Fund and NexPoint Real Estate Strategies Fund (collectively, the "NSP Co-Guarantors"), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP ("Extra Space") pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP's newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP's common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains outstanding as of December 31, 2025. As of December 31, 2025, the outstanding NSP Series D Preferred Stock accrued dividends were $15.0 million, and the Company and NREF OP IV REIT Sub, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

*NexBank Guaranty*

The Company is a guarantor and an indemnitor on the NexBank Revolver. As of December 31, 2025, the NexBank Revolver had an outstanding balance of $11.0 million. The Company guarantees the borrowers' obligations under the loan agreement and the guaranty is a guaranty of payment and performance, not of collection, which is generally applicable without the need for the lender to make any demand upon or pursue any rights or remedies against the borrower or any other loan party. The guarantor's liability is immediate and not contingent on prior actions taken by the lender against other parties. As an indemnitor, the Company is responsible for indemnifying the lender against losses, claims, damages, and costs (including attorneys' fees) arising from the borrowers' or any other loan party's breach of its warranties, representations, and agreements under the loan agreement. The Company has not recorded a contingent liability with respect to this guaranty as the borrowers are current on all debt payments and in compliance with all debt compliance provisions.

*Guaranties of WLIF I*

The Company is a guarantor on certain loans made by Federal Home Loan Mortgage Corporation to NexPoint WLIF I Borrower, LLC, with an aggregate principal amount of $118.5 million outstanding as of December 31, 2025. The obligations consist of two separate guaranty instruments: (i) an Amended and Restated Guaranty of Collection, under which the Company's liability is limited to any deficiency remaining after the lender has exhausted all contractual and legal remedies against the borrower and conducted a public sale of the underlying loan collateral in accordance with the UCC, and (ii) an Amended and Restated Limited Recourse Guaranty, under which the Company's obligations are generally only triggered upon the occurrence of certain springing recourse events, including if the borrower voluntarily files for bankruptcy or similar liquidation or reorganization, takes actions that adversely interfere with the lender's enforcement rights during the continuance of an event of default, or consents to or joins in an involuntary bankruptcy proceeding commenced by a third party. Each guarantor's liability under both instruments is limited to its prorated share of the guaranteed obligations, allocated on an individual borrower basis as set forth in the applicable guaranty. The borrower is current on all debt payments and the Company is in compliance with all debt compliance provisions, including the minimum liquidity and minimum net worth covenants required under each guaranty.

*NREF OP Promissory Note*

On April 19, 2024, the Company, through the OP, loaned $6.5 million to NREF OP IV, L.P. ("NREF OP IV"). In connection with the loan, NREF OP IV issued a promissory note to the OP in the principal amount of $6.5 million bearing interest at 7.535%, which is payable in kind, interest only during the term and matures on April 19, 2029. NREF OP IV is a subsidiary of NREF, which is managed by an affiliate of the Adviser. On September 11, 2024, NREF OP IV extinguished the note and paid down the remaining principal balance and accrued interest.

*NFRO SFR REIT Promissory Notes*

On December 14, 2023, the Company, through the OP, loaned approximately $3.6 million to NFRO SFR REIT, LLC ("NFRO SFR REIT"). In connection with the loan, NFRO SFR REIT issued a promissory note to the OP in the principal amount of approximately $3.6 million bearing interest at 7.535% per annum, which is payable in kind, interest only during the term and was to mature on June 14, 2025. On April 9, 2025, NFRO SFR REIT extinguished the note and paid down the remaining principal balance and accrued interest.

On February 15, 2024, the Company, through the OP, loaned approximately $3.2 million to NFRO SFR REIT. In connection with the loan, NFRO SFR REIT issued a promissory note to the OP in the principal amount of approximately $3.2 million bearing interest at 7.535% per annum, which is payable in kind, interest only during the term and was to mature on August 15, 2025. NFRO SFR REIT is a subsidiary of an entity that is advised by an affiliate of the Adviser. On May 16, 2025, NFRO SFR REIT extinguished the note and paid down the remaining principal balance and accrued interest.

*Investments in DSTs*

On July 26, 2024, the Company, through NREO, acquired $4.6 million worth of Class 1 in NexPoint Life Sciences II DST ("Life Sciences DST"), a Delaware statutory trust. Life Sciences DST is managed by an affiliate of the Adviser. Life Sciences DST owns a manufacturing and production facility in Philadelphia, PA that is under a triple net lease.

On July 26, 2024, the Company, through NREO, acquired $14.9 million worth of Class 1 in NexPoint Semiconductor DST ("Semiconductor DST"), a Delaware statutory trust. Semiconductor DST is managed by an affiliate of the Adviser. Semiconductor DST owns a semiconductor manufacturing property in Temecula, CA that is under a triple net lease. On September 11, 2024, the Company acquired an additional $6.1 million worth of Class 1 in Semiconductor DST. On January 2, 2025, the Company acquired an additional $3.0 million worth of Class 1 in Semiconductor DST.

*Capital Acquisitions Partners, LLC*

The Company owns approximately 20.9% of the total outstanding membership interests of Capital Acquisitions Partners, LLC, an entity that invests in multifamily housing. The remaining membership interests are held by NREF OP. See Notes 7 and 8 for additional information.

*IQHQ Transactions*

On December 31, 2024, the Company, through certain subsidiaries, along with certain entities advised by affiliates of our Adviser or that may be deemed an affiliate of the Adviser through common beneficial ownership, entered into a participation rights agreement with NexPoint Bridge Investor I, LLC ("Bridge Investor I") pursuant to which the Company has a right to fund up to specified amounts of a Subscription Agreement (the "IQHQ Subscription Agreement") entered into by Bridge Investor I, whereby Bridge Investor I committed to purchase $160.1 million of Series E preferred stock of IQHQ, Inc. ("IQHQ") and the corresponding warrant to purchase Class A-3 Units of IQHQ Holdings, LP ("IQHQ Holdings") issued to Bridge Investor I (as amended, the "IQHQ Series E Warrant").

*Series B Preferred Shares Offering*

On January 30, 2025, the Company announced the launch of the Series B Preferred Offering. NexPoint Securities, Inc., an affiliate of the Adviser, serves as the Company's dealer manager (the "Dealer Manager") in connection with the Series B Preferred Offering. The Dealer Manager uses its reasonable best efforts to sell the Series B Preferred Shares offered in the Series B Preferred Offering, and the Company pays the Dealer Manager, subject to the discounts and other special circumstances described or referenced therein, (i) selling commissions of 7.0% of the aggregate gross proceeds from sales of Series B Preferred Shares in the offering ("Selling Commissions") and (ii) a dealer manager fee of 3.0% of the gross proceeds from sales of Series B Preferred Shares in the offering (the "Dealer Manager Fee"). The Dealer Manager, subject to federal and state securities laws, will reallow all or any portion of the Selling Commissions and may reallow a portion of the Dealer Manager Fee to other securities dealers that the Dealer Manager may retain who sold the Series B Preferred Shares as is described more fully in the agreements between such dealers and the Dealer Manager. The Company expects that the offering will terminate on the earlier of the date the Company sells all 16,000,000 Series B Preferred Shares in the offering or August 1, 2027 (which is the third anniversary of the effective date of the Company's registration statement), which may be extended by the Board in its sole discretion. The Board may elect to terminate this offering at any time. As of December 31, 2025, the Company has sold 911,003 shares of the Series B Preferred Shares for total gross proceeds of $22.4 million.

*Ground Lease*

The Company has a ground lease situated in Durham County, North Carolina, with a subsidiary of OSL, an entity that may be deemed an affiliate of the Adviser through common beneficial ownership. See Note 15 for additional information.

*NSP DST Guaranty*

On February 13, 2026, but effective as of October 1, 2021, the Company entered into a consent agreement and executed an amended and restated guaranty (the "NSP DST Guaranty") with NSP and NexPoint Storage Partners Operating Company, LLC (together with NSP and the Company, collectively the "NSP DST Guarantors") in favor of Wilmington Trust, National Association, as trustee for the benefit of registered holders of GS Mortgage Securities Trust 2021-GSA3, Commercial Mortgage Pass-Through Certificates, Series 2021-GSA3 ("NSP DST Lender") dated October 1, 2021 (the "NSP DST Loan Agreement"), pursuant to which the Company agreed to become an additional guarantor of certain recourse obligations of the borrowers, NSP II Miami DST, NSP II Atlanta DST, NSP II Stamford DST, and NSP II St Pete DST (collectively, the "NSP DST Borrowers"), under a Loan Agreement, dated October 1, 2021, by and among the NSP DST Borrowers and NSP DST Lender (the "NSP DST Loan Agreement"). NSP may be deemed to be an affiliate of the Adviser and the NSP DST Borrowers are advised by an affiliate of the Adviser. The Company entered into the NSP DST Guaranty as a condition of NSP DST Lender agreeing to modify and amend the terms and provisions under the NSP DST Loan Agreement. The NSP DST Loan Agreement provides for a loan in the original principal amount of $28.5 million to the NSP DST Borrowers (the "NSP DST Loan"). Amounts under the NSP DST Loan bear interest at a fixed rate of 3.62% per annum and are due and payable on October 6, 2031. The NSP DST Loan is secured by mortgages on four self-storage properties owned by one or more of the NSP DST Borrowers.

The NSP DST Guaranty is a non-recourse carve-out guaranty with springing full recourse provisions. Generally, the NSP DST Loan is non-recourse and the NSP DST Guarantors' liability is limited to losses, damages, costs and expenses arising from certain "bad acts," including but not limited to any fraud, willful misconduct, intentional misrepresentation, or certain other misconduct or defaults (including certain waste), by the NSP DST Borrowers or the Company. The NSP DST Guaranty becomes a full recourse guaranty covering up to the amount of the outstanding debt upon the occurrence of certain events, including but not limited to bankruptcy or certain other insolvency events with respect to the NSP DST Borrowers or actions taken by the NSP DST Borrowers and the raising or assertion by the NSP DST Borrowers of a defense or certain related rights or requests in connection with enforcement actions or assertions of rights or remedies by NSP DST Lender.

*Other Related Party Transactions*

The Company has in the past, and may in the future, utilize the services of affiliated parties. The Company holds multiple operating accounts at NexBank. The Company's operating properties in the Diversified segment are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. For the years ended December 31, 2025 and 2024 the Company through its subsidiaries has paid approximately $0.7 million and $0.7 million, respectively, in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and has a fixed fee of $1,200 per month. The property management agreement with NexVest for Cityplace is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for the undeveloped property in Plano, Texas is dated September 1, 2024, and the management fee is calculated on 3% of gross receipts, with a minimum fee of $750 per month. The property management agreement with NexVest for Cityplace also allows for the manager, as the agent of CP Tower Owner, LLC ("Owner"), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the year ended December 31, 2025, the SPE holding Cityplace reimbursed $1.5 million to NexVest for these expenses. For the year ended December 31, 2024, the SPE holding Cityplace reimbursed $1.9 million to NexVest for these expenses.

A trustee and officer of the Company also (i) is the beneficiary of a trust that indirectly owns 100% of the limited partnership interests in the parent of the Adviser and directly owns 100% of the general partnership interests in the parent of the Adviser and (ii) is a director of NexBank Capital, the holding company of NexBank, directly owns a minority of the common stock of NexBank, and is the beneficiary of a trust that directly owns a substantial portion of the common stock of NexBank.

The Company is a guarantor and an indemnitor on a loan from OSL, an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, taken by Freedom LHV which owns White Rock Center, with an aggregate principal amount of $10.0 million as of December 31, 2025. The obligations include a continuing guarantee, which is generally applicable to all current and future liabilities or obligations of the borrower, whether directly or indirectly incurred, including through an agreement with an affiliate, joint venture partner or other third party. This guarantee remains in effect until all such obligations have been satisfied in full, unless terminated in accordance with the terms of the guarantee agreement. The loan is secured by certain real property held by Freedom LHV.

On March 14, 2025, the Company purchased 2,754.59 shares of NexPoint Storage Partners Operating Company, LLC (the "NSP OC Common Units") for an aggregate amount of $2.0 million, 4,638.07 shares for an aggregate amount of $3.2 million on April 29, 2025, and 5,157.67 shares for an aggregate amount of $3.6 million on June 16, 2025. As of December 31, 2025, the Company owns approximately 59,614.68 Class B Units, or 33.81%, of the outstanding NSP OC Common Units.

On December 18, 2025, the Company purchased 2,996.19 shares of common stock of NSP for an aggregate amount of $1.9 million. As of December 31, 2025, the Company owns approximately 89,365.19 shares of NSP common stock, or 53.02%, of the outstanding NSP common stock.

On September 1, 2023, the Company, through one of its wholly owned TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to related party NHI and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI and owns 73,388 and 69,895 shares, respectively, as of December 31, 2025 and 2024.

*Related Party Investments*

The Company, from time to time, may invest in entities managed by affiliates of the Adviser. For the year ended and as of December 31, 2025, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

| Related Party | Investment | Basis | Change in Unrealized Gain/(Loss) | Equity in income (loss) | Realized Gain/(Loss) | Interest and Dividends | Total Income (Losses) |
|---|---|---|---|---|---|---|---|
| NexPoint Real Estate Finance, Inc. | Common Stock | $ 41,568 | $ (8,657) | $ — | $ — | $ 4,200 | $ (4,457) |
| NexPoint Storage Partners, Inc. | Common Stock | 51,673 | (12,894) | — | — | — | (12,894) |
| NexPoint Residential Trust, Inc. | Common Stock | 3,062 | (1,156) | — | — | 205 | (951) |
| NexPoint SFR Operating Partnership, L.P. | Convertible Notes | 11,994 | 342 | — | — | 1,183 | 1,525 |
| NexPoint Storage Partners Operating Company, LLC | LLC Units | 34,470 | (8,538) | — | — | — | (8,538) |
| Claymore Holdings, LLC | LLC Units | — | — | — | — | — | — |
| Allenby, LLC | LLC Units | — | 456 | — | 3,375 | — | 3,831 |
| Haygood, LLC. | LLC Units | — | 31 | — | (31) | — | — |
| VineBrook Homes Operating Partnership, L.P. | Partnership Units | 118,599 | (33,107) | — | — | 5,967 | (27,140) |
| NexPoint Real Estate Finance Operating Partnership, L.P. | Partnership Units | 56,557 | (2,564) | — | — | 9,738 | 7,174 |
| NexPoint SFR Operating Partnership, L.P. | Partnership Units | 28,573 | (12,039) | — | — | 2,660 | (9,379) |
| NexAnnuity Holdings, Inc. | Preferred Shares | 73,388 | — | — | — | 5,743 | 5,743 |
| NexPoint Storage Partners Operating Company, LLC | Promissory Note | 1,862 | (4) | — | — | 125 | 121 |
| NexPoint SFR Operating Partnership, L.P. | Promissory Note | — | — | — | — | 7 | 7 |
| NFRO SFR REIT, LLC | Promissory Note | — | — | — | — | 88 | 88 |
| NFRO SFR REIT, LLC | Promissory Note | — | — | — | — | 82 | 82 |
| Semiconductor DST | LLC Units | 23,959 | — | — | — | 1,401 | 1,401 |
| Life Science II DST | LLC Units | 9,600 | — | — | — | 479 | 479 |
| Capital Acquisitions Partners, LLC | LLC Units | 700 | — | 292 | — | — | 292 |
| Total | | $ 456,005 | $ (78,130) | $ 292 | $ 3,344 | $ 31,878 | $ (42,616) |

For the year ended and as of December 31, 2024, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

| Related Party | Investment | Basis | Change in Unrealized Gain/(Loss) | Equity in income (loss) | Realized Gain/(Loss) | Interest and Dividends | Total Income (Losses) |
|---|---|---|---|---|---|---|---|
| NexPoint Real Estate Finance, Inc. | Common Stock | $ 32,949 | $ (126) | $ — | $ — | $ 4,200 | $ 4,074 |
| NexPoint Storage Partners, Inc. | Common Stock | 62,709 | (5,478) | — | — | — | (5,478) |
| NexPoint Residential Trust, Inc. | Common Stock | 4,018 | 692 | — | — | 180 | 872 |
| NexPoint Hospitality Trust | Common Stock | — | 2,088 (1) | — | — | — | 2,088 |
| NexPoint SFR Operating Partnership, L.P. | Convertible Notes | 20,846 | 32 | — | — | 1,636 | 1,668 |
| NexPoint Storage Partners Operating Company, LLC | LLC Units | 34,172 | (2,985) | — | — | — | (2,985) |
| SFR WLIF III, LLC | LLC Units | — | — | 523 | 339 | — | 862 |
| Claymore Holdings, LLC | LLC Units | — | (589) | — | — | — | (589) |
| Allenby, LLC | LLC Units | — | (153) | — | — | — | (153) |
| Haygood, LLC. | LLC Units | — | — | — | — | — | — |
| VineBrook Homes Operating Partnership, L.P. | Partnership Units | 151,706 | 2,247 | — | — | 5,926 | 8,173 |
| NexPoint Real Estate Finance Operating Partnership, L.P. | Partnership Units | 76,396 | (292) | — | — | 9,738 | 9,446 |
| NexPoint SFR Operating Partnership, L.P. | Partnership Units | 37,953 | (13,946) | — | — | 2,516 | (11,430) |
| NexAnnuity Holdings, Inc. | Preferred Shares | 69,895 | — | — | — | 5,327 | 5,327 |
| NexPoint Hospitality Trust | Promissory Note | — | (308) (1) | — | — | — | (308) |
| NexPoint Storage Partners Operating Company, LLC | Promissory Note | 2,765 | (11) | — | — | 211 | 200 |
| NexPoint SFR Operating Partnership, L.P. | Promissory Note | 500 | — | — | — | 45 | 45 |
| NFRO SFR REIT, LLC | Promissory Note | 3,432 | — | — | — | 222 | 222 |
| NFRO SFR REIT, LLC | Promissory Note | 3,883 | — | — | — | 298 | 298 |
| NREF OP IV, L.P. | Promissory Note | — | — | — | — | 188 | 188 |
| Semiconductor DST | LLC Units | 20,959 | — | — | — | 379 | 379 |
| Life Science II DST | LLC Units | 9,600 | — | — | — | 262 | 262 |
| Capital Acquisitions Partners, LLC | LLC Units | 407 | — | 126 | — | — | 126 |
| Total | | $ 532,190 | $ (18,829) | $ 649 | $ 339 | $ 31,128 | $ 13,287 |

(1) Reflects the change in unrealized gain/(loss) prior to the NHT consolidation.

## 14. Commitments and Contingencies

*Commitments*

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with the NSP Co-Guarantors, as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP's newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space, which were paid in full on December 8, 2023. The NSP Series D Preferred Stock remains outstanding as of December 31, 2025. As of December 31, 2025, the outstanding NSP Series D Preferred Stock accrued dividends were $15.0 million. See Note 13 to our consolidated financial statements for additional information.

On October 4, 2024, the Company entered into the Citi Guaranty for the benefit of the Citi Lender under the Citi Loan Agreement, by and among Citi Borrower and the Citi Lender. Pursuant to the Citi Guaranty, the Company guarantees the Guaranteed Obligations (as defined in the Citi Loan Agreement). See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of the subsidiaries of the Company's loans with an aggregate principal amount of $39.1 million outstanding, as of December 31, 2025. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper.

The Company is a limited guarantor and an indemnitor on one of the subsidiaries of the Company's loans with an aggregate principal amount of $38.6 million outstanding, as of December 31, 2025. The obligations include a guaranty of completion, which does not extend to the full repayment of the loan, a customary environmental indemnity, and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper.

The Company is a guarantor and an indemnitor on a loan taken by the SPE which owns Cityplace with an aggregate principal amount of $137.6 million as of December 31, 2025. The obligations include guarantees, which are generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of December 31, 2025, management does not anticipate any material deviations from schedule or budget related to construction projects currently in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on a loan from OSL, an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, taken by Freedom LHV which owns White Rock Center. See Note 13 to our consolidated financial statements for additional information.

The Company is a guarantor on a loan made by Federal Home Loan Mortgage Corporation to NexPoint WLIF I Borrower, LLC, with an aggregate principal amount of $118.5 million outstanding as of December 31, 2025. The obligations include a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower voluntarily files for bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. See Note 13 to our consolidated financial statements for additional information.

A subsidiary of the Company, together with Calida Holdings III, LP, is a guarantor and an indemnitor on a loan taken by the SPE that owns the Tivoli North Property. As of December 31, 2025, the loan had an outstanding balance of $10.3 million. As a guarantor, it owes the obligations including a guaranty of payment, which is generally applicable without the need for the lender to make any demand upon or pursue any rights or remedies against the borrower or any other loan party. The guarantor's liability is immediate and not contingent on prior actions taken by the lender against other parties. As an indemnitor, it owes customary environmental indemnifications. The Company has not recorded a contingent liability as Tivoli is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on a revolving credit facility entered into by the Company, and two wholly owned subsidiaries with NexBank. See Note 13 to our consolidated financial statements for additional information.

Pursuant to the NSP DST Guaranty, the Company is a guarantor on the NSP DST Loan, a loan made to certain entities that are advised by an affiliate of the Adviser. See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and indemnitor of a loan held by the SPE that owns Marriott Uptown. As of December 31, 2025, the loan had an outstanding principal balance of $91.3 million. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper.

*AMS C-Store JV, LLC*

On January 30, 2025, the Company, through one of its subsidiaries, committed to fund $18.4 million of the preferred units of AMS C-Store JV, LLC with respect to convenience store property developments across Texas. The Company's expected maximum commitment under AMS C-Store JV, LLC is $18.4 million, of which $2.1 million was unfunded as of December 31, 2025.

The table below shows the Company's unfunded commitments by investment type as of December 31, 2025 and December 31, 2024 (in thousands):

| Investment Type | December 31, 2025 Unfunded Commitments | | December 31, 2024 Unfunded Commitments | |
|---|---|---|---|---|
| Preferred Equity | $ | 2,121 | $ | — |
| Total | $ | 2,121 | $ | — |

*Contingencies*

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company. The Company is not involved in any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company's business, assets, cash flows or results of operations. As of December 31, 2025, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

Claymore, is engaged in ongoing litigation that could result in a possible gain contingency to the Company. The probability, timing, and potential amount of recovery, if any, are unknown.

## 15. Leases

*Lessor Accounting*

The following table summarizes the future minimum lease payments to the Company as the lessor under the operating lease obligations at December 31, 2025 (in thousands). These amounts do not reflect future rental revenues from renewal or replacement of existing leases. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

| Year: | Operating Leases | |
|---|---|---|
| 2026 | $ | 5,810 |
| 2027 | | 5,047 |
| 2028 | | 2,832 |
| 2029 | | 2,087 |
| 2030 | | 1,417 |
| Thereafter | | 1,995 |
| Total | $ | 19,188 |

There are no tenants that make up greater than 10% of net rental income during the year ended December 31, 2025.

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company's Consolidated Statements of Operations and Comprehensive Income (in thousands) for the year ended December 31, 2024:

| Tenant | For the Year Ended December 31, 2024 Rental Income |
|---|---|
| Neiman Marcus Group, LLC | $ 2,180 |

*Ground Lease*

The Company has a ground lease situated in Durham County, North Carolina, with a subsidiary of OSL, an entity that may be deemed an affiliate of the Adviser through common beneficial ownership. The lease has a remaining term of 3 years and a discount rate of 4.6% and contains five one-year extension options. As of December 31, 2025, the carrying amount of the right-of-use asset is $0.5 million, and the lease liability is $(0.5) million.

The future minimum lease payments under the operating lease as of December 31, 2025 are as follows:

| Years Ending December 31, | Minimum Lease Payment |
|---|---|
| 2026 | $ 208 |
| 2027 | 212 |
| 2028 | 217 |
| Total undiscounted lease payments | 637 |
| Less: Present Value discount | (91) |
| Total lease liability | $ 546 |

For the years ended December 31, 2025 and 2024, the Company recognized lease expense of $0.2 million and $0.2 million, respectively, recorded on a straight-line basis over the lease term.

## 16. Segment Reporting

The Company has two reportable segments: Diversified and Hospitality. For a description of the types of products and services from which these reportable segments derive their revenues, see Notes 1, 2 and 3. The accounting policies of both segments are the same as those described in the Summary of Significant Accounting Policies. The chief operating decision maker primarily assesses performance for the segments and decides how to allocate resources based on segment net income (loss). The measures of segment assets are based on each segment's total assets. The chief operating decision maker uses segment net income (loss) to evaluate profitability in deciding whether to reinvest profits into new or existing investments or into other parts of the entity, such as for dividend amounts. The Company's two reportable segments serve different strategic purposes. The Diversified segment primarily consists of activities focused on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. The majority of the Diversified segment's revenue is comprised of Rental income, Dividend income, and Interest income. The Hospitality segment is focused on operating and renovating its U.S. located hospitality assets that meet its investment objective and criteria. The majority of the Hospitality segment's revenue is comprised of revenue from renting rooms and selling food and beverages. Therefore, the Company has identified Diversified and Hospitality as the two operating segments and the two reportable segments. The Company's chief operating decision maker is the president of the Company.

The following table presents measures of the reportable segment measures of profitability, along with significant segment expenses (in thousands):

| | For the Year Ended December 31, 2025 | | | For the Year Ended December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Diversified | Hospitality | Total | Diversified | Hospitality | Total |
| Total Revenues | $ 55,326 | $ 30,639 | $ 85,965 | $ 52,990 | $ 30,232 | $ 83,222 |
| Less: | | | | | | |
| Property operating expense | 7,081 | 16,711 | 23,792 | 6,517 | 15,738 | 22,255 |
| Property management fees | 670 | 880 | 1,550 | 734 | 757 | 1,491 |
| Real estate taxes and insurance | 4,343 | 1,915 | 6,258 | 4,836 | 1,708 | 6,544 |
| Advisory and administrative fees | 13,175 | 3,898 | 17,073 | 13,286 | 879 | 14,165 |
| Property general and administrative expenses | 2,475 | 4,231 | 6,706 | 2,878 | 4,527 | 7,405 |
| Corporate general and administrative expenses | 10,574 | 1,327 | 11,901 | 9,947 | 2,856 | 12,803 |
| Depreciation and amortization | 13,245 | 4,494 | 17,739 | 11,698 | 3,902 | 15,600 |
| Impairment loss | 576 | 1,752 | 2,328 | — | 7,110 | 7,110 |
| Interest expense | 14,682 | 11,922 | 26,604 | 17,443 | 10,909 | 28,352 |
| Equity in (income) losses of unconsolidated equity method ventures | 1,289 | — | 1,289 | (129) | — | (129) |
| Change in unrealized (gains) losses from non-real estate investments | 103,904 | — | 103,904 | 1,348 | — | 1,348 |
| Realized (gains) losses from non-real estate investments | (5,994) | — | (5,994) | 21,479 | — | 21,479 |
| Gain on sales of real estate | — | (37) | (37) | — | — | — |
| Income tax expense (benefit) | 262 | (373) | (111) | 1,441 | (69) | 1,372 |
| Net loss | $ (110,956) | $ (16,081) | $ (127,037) | $ (38,488) | $ (18,085) | $ (56,573) |

The following table presents total assets for the reportable segments (in thousands):

| | As of December 31, 2025 | | | As of December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Diversified | Hospitality | Total | Diversified | Hospitality | Total |
| Total assets | $ 928,231 | $ 146,421 | $ 1,074,652 | $ 1,039,392 | $ 185,447 | $ 1,224,839 |

## 17. Mezzanine Equity

*Redeemable Noncontrolling Interests in the OP*

The following table sets forth the redeemable noncontrolling interests in the OP for the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| **Redeemable noncontrolling interest in the OP, January 1,** | $ — | $ — |
| Redeemable noncontrolling interests from NHT Merger | 359 | — |
| Net loss attributable to redeemable noncontrolling interests in the OP | (41) | — |
| Distributions to redeemable noncontrolling interests in the OP | (9) | — |
| **Redeemable noncontrolling interest in the OP, December 31,** | $ 309 | $ — |

*Redeemable Series B Preferred Shares*

The following table sets forth the redeemable Series B Preferred Shares for the years ended December 31, 2025 and 2024 (in thousands):

|  | Year Ended December 31, | | | |
|  | 2025 | | 2024 | |
|---|---|---|---|---|
| **Redeemable Series B Preferred Shares, January 1,** | $ | — | $ | — |
| Subscriptions | | 20,379 | | — |
| Accretion to redemption value | | — | | — |
| Redemptions | | — | | — |
| **Redeemable Series B Preferred Shares, December 31,** | $ | 20,379 | $ | — |

## 18. Subsequent Events

*Issuance of Common Shares to Adviser*

On January 16, 2026, the Company issued 212,863.17 common shares to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement.

*Distributions Declared*

On February 9, 2026, the Board approved a quarterly distribution of $0.15 per common share, payable on March 31, 2026 to shareholders of record on February 20, 2026. The distribution on the Company's common shares consists of a combination of cash and shares, with the cash component of the distribution (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company's common shares. Also on February 9, 2026, the Board approved a quarterly distribution of $0.34375 per Series A Preferred Share, payable on March 31, 2026 to shareholders of record on March 24, 2026. On March 23, 2026 the Board approved monthly distributions of $0.1875 per Series B Preferred Share each, payable on May 5, 2026, June 5, 2026 and July 6, 2026 to shareholders of record on April 24, 2026 and May 22, 2026, and June 25, 2026, respectively.

*ACORE Debt, NHT*

On February 8, 2026, the maturity dates of the Note A Loan and Note B Loan were extended to February 8, 2027. On February 18, 2026, the Company paid down $2.6 million and $1.3 million on the Note A Loan and Note B Loan, respectively.

*OSL Loan*

On February 12, 2026, certain indirect subsidiaries of the Company (the "NHT Borrowers") entered into a Loan Agreement with OSL, pursuant to which OSL made a loan to the NHT Borrowers in the principal amount of $39,390,000 (the "OSL Loan"), bearing interest at 8.5% per annum and an initial maturity date of February 12, 2029, with certain extension rights. The OSL Loan is secured by mortgages on two hotel properties owned by the NHT Borrowers: (i) Bradenton Hampton Inn & Suites, with an allocated loan amount of $25,250,000, and (ii) Hyatt Place Park City, with an allocated loan amount of $14,140,000. The proceeds of the OSL Loan were used to fully repay and extinguish the Company's PC & B Loan secured by the Bradenton Hampton Inn & Suites and Hyatt Place Park City properties.

In connection with the OSL Loan, the OP entered into a Carveout Guaranty (the "OSL Guaranty") for the benefit of OSL, pursuant to which the OP guaranteed certain obligations of the NHT Borrowers. The OSL Guaranty is a non-recourse carve-out guaranty. Generally, the OSL Loan is non-recourse to the NHT Borrowers and the Guarantors' liability is limited to losses, damages, costs and expenses arising from certain "bad acts," including but not limited to any fraud or willful misconduct of the NHT Borrowers or the OP, intentional damage to or destruction of the properties (including certain physical waste or arson) and misapplication or conversion of tenant security deposits, insurance proceeds, or condemnation awards. The OSL Guaranty becomes a full recourse guaranty covering up to the amount of the outstanding debt, plus accrued interest and other amounts, upon the occurrence of certain events.

*Bradenton Property Sale*

On March 24, 2026, the Company, through its indirect subsidiary, NXDT Hospitality Holdco, LLC, entered into a Membership Interest Purchase Agreement pursuant to which it agreed to sell 100% of the membership interests in NHT Bradenton, LLC, which owns the Bradenton Hampton Inn & Suites property, to OSL Bradenton Downtown, LLC. OSL Bradenton Downtown, LLC may be deemed an affiliate of the Adviser through common beneficial ownership. The transaction closed on the same date for a total consideration of approximately $26.3 million in cash, subject to customary closing adjustments.

*Cityplace Debt Extension*

Effective March 8, 2026, the lender agreed to defer the maturity of the Cityplace debt to May 8, 2026.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of December 31, 2025, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

**Management's Annual Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for our assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our President and our Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our President and Chief Financial Officer, has conducted an assessment regarding the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the criteria described above, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

**Changes in Internal Control over Financial Reporting**

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

## Item 10. Directors, Executive Officers and Corporate Governance

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

## Item 11. Executive Compensation

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

## Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

## Item 14. Principal Accounting Fees and Services

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

148

**PART IV**

**Item 15. Exhibit and Financial Statement Schedules**

a.    The following documents are filed as part of this Report:

1.  *Financial Statements*. See Index to Consolidated Financial Statements and Schedules of NexPoint Diversified Real Estate Trust on page 86 of this Annual Report.

2.  *Financial Statement Schedules*. See Index to Consolidated Financial Statements and Schedules of NexPoint Diversified Real Estate Trust on page 86 of this Annual Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3.  *Exhibits*. The exhibits filed with this Report are set forth in the Exhibit Index.

**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Certificate of Trust of NexPoint Diversified Real Estate Trust, effective July 1, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2022). |
| 3.2 | Declaration of Trust of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2022). |
| 3.3 | Bylaws of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2022). |
| 4.1 | Statement of Preferences of 5.50% Series A Cumulative Preferred Shares (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 4.2 | Statement of Preferences of 9.00% Series B Cumulative Redeemable Preferred Shares (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 30, 2025). |
| 4.3 | Description of Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.1 | Advisory Agreement, dated July 1, 2022, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2022). |
| 10.2 | First Amendment to Advisory Agreement, dated October 25, 2022, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 26, 2022). |
| 10.3 | Second Amendment to Advisory Agreement, dated April 11, 2023, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 12, 2023). |
| 10.4 | Third Amendment to Advisory Agreement, dated July 22, 2024, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2024). |

| 10.5 | Fourth Amendment to Advisory Agreement, dated September 19, 2025, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-k filed with the SEC on September 19, 2025). |
|---|---|
| 10.6 | Second Amended and Restated Limited Partnership Agreement of NexPoint Diversified Real Estate Trust Operating Partnership, L.P., dated April 17, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 17, 2025). |
| 10.7† | Amended and Restated NexPoint Diversified Real Estate Trust 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2025). |
| 10.8† | Form of Restricted Share Units Agreement (Key Employee) for award agreements entered into in 2023 (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2025). |
| 10.9† | Form of Restricted Share Units Agreement (Key Employee) for award agreements entered into in 2024 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2025). |
| 10.10† | Form of Restricted Share Units Agreement (Employee) for award agreements entered into in April 2025 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025). |
| 10.11† | Form of Restricted Share Units Agreement (Trustee) for award agreements entered into in April 2025 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025). |
| 10.12† | Form of Restricted Share Units Agreement (Employee) for award agreements entered into in June 2025 and after (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025). |
| 10.13† | Form of Restricted Share Units Agreement (Trustee) for award agreements entered into in June 2025 and after (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025). |
| 10.14* | Third Amended and Restated Limited Partnership Agreement of NexPoint Real Estate Finance Operating Partnership, L.P., dated as of November 4, 2025. |
| 10.15 | Third Amended and Restated Limited Partnership Agreement of VineBrook Homes Operating Partnership, L.P., dated as of August 3, 2023 (incorporated by reference to Exhibit 10.4 to VineBrook Homes Trust, Inc.'s Current Report on Form 8-K, filed with the SEC on August 4, 2023). |
| 10.16 | First Amendment to Third Amended and Restated Limited Partnership Agreement of VineBrook Homes Operating Partnership, L.P., dated as of July 25, 2025 (incorporated by reference to Exhibit 10.5 to VineBrook Homes Trust, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 11, 2025). |
| 10.17 | Form of 7.50% Convertible Notes of NexPoint SFR Operating Partnership, L.P., due June 30, 2027 (incorporated by reference to Exhibit 10.4 to VineBrook Homes Trust, Inc.'s Current Report on 8-K, filed with the SEC on June 14, 2022). |
| 10.18 | Loan Agreement, dated as of August 15, 2018, by and among CP Tower Owner, LLC and CP Land Owner, LLC, as Borrower, Delphi CRE Funding LLC, AC IV CA Mortgage LLC and the other lenders from time to time party thereto, as Lenders, and Acore Capital Mortgage, LP, as Administrative Agent for the Lenders, as amended through February 8, 2023 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |

| 10.19 | Guaranty of Recourse Obligations, dated August 15, 2018, by the Company and HCRE Partners, LLC, to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
|---|---|
| 10.20 | Completion Guaranty, dated August 15, 2018, by the Company and HCRE Partners, LLC, to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.21 | Guaranty of Required Equity, Required Pay Down and Master Lease, dated August 15, 2018, by the Company and HCRE Partners, LLC to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.22 | Joinder Agreement of New Indemnitor, dated as of March 8, 2022, made by the Company and NexPoint Real Estate Advisors, L.P. in favor of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.23 | Omnibus Amendment Agreement, dated as of March 8, 2022, made and entered into by the Company, NexPoint Hospitality Trust and NexPoint Real Estate Advisors, L.P., as Guarantors, the Borrowers party thereto and Acore Capital Mortgage, LP (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.24 | Amended and Restated Sponsor Guaranty Agreement, dated December 8, 2022, by the Company, NREF OP IV REIT Sub, LLC, Highland Income Fund, NexPoint Real Estate Strategies Fund, and NexPoint Storage Partners, Inc., in favor of Extra Space Storage, LP (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.25 | Contribution Agreement, dated December 8, 2022, by and among NexPoint Storage Partners Operating Company, LLC, NFRO REIT Sub II, LLC, GAF REIT, LLC, GAF REIT SUB II, LLC, and NexPoint Real Estate Opportunities, LLC (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.26 | Second Amended and Restated Limited Liability Company Agreement of NexPoint Storage Partners Operating Company, LLC, dated December 8, 2022, as amended (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.27 | Form of Notes of NHT Operating Partnership LLC, due between 2039 and 2042 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.28 | Form of 2.25% Notes of NHT Operating Partnership LLC, due between 2040 and 2042 (CDOR) (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023). |
| 10.29 | Loan Agreement, dated May 22, 2023, by and between NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NexPoint Real Estate Capital, LLC, NexPoint Real Estate Opportunities, LLC and NexBank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2023). |
| 10.30 | Guaranty Agreement, dated May 22, 2023, by the Company for the benefit of NexBank (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2023). |
| 10.31 | Contribution and Assignment Agreement, dated September 1, 2023, by and between NHF TRS, LLC, NexAnnuity Holdings, Inc., NexLS Holdco, LLC and Specialty Financial Products Designated Activity Company (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 1, 2023). |
| 10.32 | Second Amended and Restated Certificate of Incorporation of NexAnnuity Holdings, Inc., dated August 29, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on September 1, 2023). |

| 10.33 | Second Amended and Restated Limited Partnership Agreement of NexPoint SFR Operating Partnership, L.P. dated June 30, 2023 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2023). |
|---|---|
| 10.34 | Limited Consent and Twelfth Omnibus Amendment, dated September 8, 2023, by and among CP Tower Owner, LLC, CP Land Owner, LLC, CP Equity Owner, LLC, CP Equity Land Owner, LLC, the Company, NexPoint Real Estate Partners, LLC, Delphi CRE Funding LLC, ACORE Credit IV CLO Issuer 2018-1, LLC and ACORE Capital Mortgage, LP (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023). |
| 10.35 | Separation Agreement, dated as of November 11, 2024, by and among NexPoint Advisors, L.P., NexPoint Residential Trust, Inc., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Finance, Inc., NexPoint Real Estate Advisors VII, L.P., NexPoint Diversified Real Estate Trust, NexPoint Real Estate Advisors X, L.P., VineBrook Homes Trust, Inc., NexPoint Real Estate Advisors V, L.P., NexPoint Homes Trust, Inc., NexPoint Real Estate Advisors XI, L.P., NexPoint Storage Partners, Inc., NexPoint Hospitality Trust and Brian Mitts (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 14, 2024). |
| 10.36 | Management Agreement, dated June 1, 2013, by and between Freedom LHV LLC and NexBank Realty Advisors (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.37 | First Amendment to Management Agreement, dated August 20, 2014, by and between Freedom LHV LLC and NexBank Realty Advisors (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.38 | Assignment and Assumption of Property Management Agreement, effective as of January 1, 2020, by and among NexBank Securities, Inc. and NexVest Realty Advisors, LLC (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.39 | Management Agreement, dated January 1, 2014, by and between Freedom Lubbock, LLC and NexBank Realty Advisors (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.40 | First Amendment to Property Management Agreement, dated January 1, 2023, by and between Freedom Lubbock, LLC and NexVest Realty Advisors, LLC (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.41 | Assignment and Assumption of Property Management Agreement, effective as of January 1, 2020, by and among NexBank Securities Inc. and NexVest Realty Advisors, LLC (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.42 | Property Management Agreement, effective as of August 15, 2018, by and between CP Tower Owner, LLC and NexBank Securities, Inc. (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.43 | Assignment and Assumption Agreement, effective as of January 1, 2020, by and among NexBank Securities, Inc. and NexVest Realty Advisors, LLC (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |
| 10.44 | Omnibus Amendment to Loan Documents, dated November 17, 2023, by and among NexPoint Diversified Real Estate Operating Partnership, L.P., NexPoint Real Estate Capital, LLC and NexPoint Real Estate Opportunities, LLC. (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2024). |

| 10.45 | Limited Consent and Thirteenth Omnibus Amendment Agreement, dated March 8, 2024, by and among CP Tower Owner, LLC, CP Land Owner, LLC, CP Equity Owner, LLC and CP Equity Land Owner, LLC, as borrowers, the Company and NexPoint Real Estate Partners, LLC, as guarantors, Delphi CRE Funding LLC, ACORE Credit IV CLO Issuer 2018-1, LLC and ACORE Capital Mortgage, LP, as lenders, and Acore Capital Mortgage, LP, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024). |
|---|---|
| 10.46 | Guaranty Agreement, dated October 4, 2024, by the Company for the benefit of Citi Real Estate Funding Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2024). |
| 10.47 | Assignment and Assumption and Co-Lender Agreement, dated May 10, 2024, by and among NREF OP IV REIT Sub, LLC, The Ohio State Life Insurance Company and the Company (incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2025). |
| 10.48 | First Amendment to Loan Agreement, dated October 22, 2024, by and among the Company, NexPoint Real Estate Capital, LLC, NexPoint Real Estate Opportunities, LLC and NexBank (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2025). |
| 10.49 | Second Amendment to Loan Agreement, by and among NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NexPoint Real Estate Capital, LLC, NexPoint Real Estate Opportunities, LLC and NexBank (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025). |
| 10.50 | Dealer Manager Agreement, by and between NexPoint Diversified Real Estate Trust and NexPoint Securities, Inc., dated January 30, 2025 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on January 30, 2025). |
| 10.51* | Amended and Restated Guaranty Agreement, dated February 13, 2026, by and among the Company, NexPoint Storage Partners, Inc. and NexPoint Storage Partners Operating Company, LLC for the benefit of NSP DST Lender. |
| 10.52* | Loan Agreement, dated February 12, 2026, by and among NHT Bradenton, LLC, NHT Park City, LLC, NHT Bradenton TRS, LLC, NHT Park City TRS, LLC and The Ohio Life Insurance Company. |
| 10.53* | Carveout Guaranty, dated February 12, 2026, by and among the Company, NHT Bradenton, LLC, NHT Bradenton TRS, LLC, NHT Park City, LLC, and NHT Park City TRS, LLC, for the benefit of OSL Lender. |
| 19.1* | Insider Trading Policy |
| 21.1* | List of Subsidiaries of the Registrant |
| 23.1* | Consent of KPMG LLP |
| 31.1* | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1+ | Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 | Clawback Policy (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on November 7, 2023). |
| 101.INS* | Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document) |
| 101.SCH* | Inline XBRL Taxonomy Extension Schema |
| 101.CAL* | Inline XBRL Taxonomy Extension Calculation Linkbase |

| 101.DEF* | Inline XBRL Taxonomy Extension Definition Linkbase |
| 101.LAB* | Inline XBRL Taxonomy Extension Label Linkbase |
| 101.PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

* Filed herewith.
+ Furnished herewith.

**Item 16. Form 10-K Summary**

Not required.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NEXPOINT DIVERSIFIED REAL ESTATE TRUST**

March 31, 2026

/s/ Jim Dondero
Jim Dondero
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Jim Dondero<br>Jim Dondero | President and Trustee<br>(Principal Executive Officer) | March 31, 2026 |
| /s/ Paul Richards<br>Paul Richards | Chief Financial Officer, Executive VP-Finance, Treasurer, and Assistant Secretary<br>(Principal Financial Officer and Principal Accounting Officer) | March 31, 2026 |
| /s/ Brian Mitts<br>Brian Mitts | Trustee | March 31, 2026 |
| /s/ Ed Constantino<br>Ed Constantino | Trustee | March 31, 2026 |
| /s/ Scott Kavanaugh<br>Scott Kavanaugh | Trustee | March 31, 2026 |
| /s/ Arthur Laffer<br>Arthur Laffer | Trustee | March 31, 2026 |
| /s/ Carol Swain<br>Carol Swain | Trustee | March 31, 2026 |
| /s/ Catherine Wood<br>Catherine Wood | Trustee | March 31, 2026 |

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# NEXPOINT

300 Crescent Court
Suite 700
Dallas, TX 75201

ir@nexpoint.com
nxdt.nexpoint.com